Form 20-F
period 2003-04-30
GEAC COMPUTER CORP LTD
filed 2003-10-31
CIK 1145047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-29862

GEAC COMPUTER CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

GEAC COMPUTER CORPORATION LIMITED

(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

11 Allstate Parkway, Suite 300, Markham, Ontario, Canada L3R 9T8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares, no par value
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

84,136,490 common shares outstanding at April 30, 2003

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow.

     ☐ Item 17    ☒ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Not Applicable ☐ Yes    ☐ No

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Consolidated Financial Information

     The following selected consolidated financial information as of and for the fiscal years ended April 30, 2003, 2002 and 2001 is derived from Geac’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, which are included elsewhere in this Annual Report.

     Geac has historically reported its results of operations in Canadian dollars and, except as otherwise explicitly stated, all dollar amounts in this Annual Report are stated in Canadian dollars. Beginning with the first quarter of FY 2004, Geac will report its results in US dollars.

	Fiscal year ended April 30,

(in thousands of Canadian dollars, except share and per share data)	2003	2002	2001

Revenues	$623,667	$716,534	$836,371
Income (loss) from operations	88,689	67,805	(346,792)
Net income (loss)	54,085	42,064	(234,792)
Basic net income (loss) per share	0.67	0.58	(3.78)
Diluted net income (loss) per share	0.66	0.56	(3.78)

Total assets	452,052	448,388	428,339
Long-term debt	7,980	9,954	6,483
Share capital and additional paid-in capital	174,068	158,312	116,201
Shareholders’ equity (deficiency)	86,404	23,562	(56,953)

     As a Canadian company subject to the Canada Business Corporations Act and to the reporting requirements of the securities regulatory authorities in Canada, Geac is required to prepare and file in Canada financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from US GAAP. Geac’s Canadian GAAP financial statements are not included in this Annual Report. The following selected consolidated financial information as of and for the fiscal years ended April 30, 2003, 2002, 2001, 2000 and 1999 is derived from Geac’s audited consolidated financial statements prepared in accordance with Canadian GAAP which are not included in this Annual Report.

	Fiscal year ended April 30,

(in thousands of Canadian dollars, except share and per share data)	2003	2002	2001	2000	1999

Revenues (1) (2)	$623,667	$716,534	$834,844	$964,073	$759,538
Income (loss) from continuing operations before goodwill impairment, net restructuring and other unusual items and income taxes (1) (2) (3)	105,570	113,393	(81,489)	67,541	178,693
Goodwill impairment	(16,785)	—	—	—	—
Net restructuring and other unusual items	(5,164)	(26,736)	(312,238)	—	(268,854)
Income taxes (1)	33,348	34,110	(42,450)	22,799	25,392
Net income (loss) from continuing operations (1) (3)	50,273	52,547	(351,277)	44,742	(115,553)
Net (loss) income from discontinued operations, net of taxes (1)	—	—	(449)	4,311	3,986
Gain on disposal of discontinued operations, net of taxes	—	—	95,951	—	—
Net income (loss) (3)	50,273	52,547	(255,775)	49,053	(111,567)
Basic net income (loss) per share (3) (4)	0.63	0.72	(4.12)	0.79	(1.80)
Diluted net income (loss) per share (3) (4)	0.62	0.69	(4.12)	0.78	(1.80)
Common shares outstanding	84,136	78,145	62,031	62,143	61,537

Cash and cash equivalents (2)	128,755	115,449	36,210	40,951	226,893
Current assets (2)	258,552	244,835	211,752	304,499	362,731
Total assets (2)	475,885	478,329	463,365	915,718	607,237
Current liabilities (2)	353,733	404,193	469,624	653,710	407,635
Total liabilities (2)	365,648	424,826	499,344	698,842	442,873
Shareholders’ equity (deficiency) (3)	110,237	53,503	(35,979)	216,876	164,364

Cash provided by operating activities (2) (5) (6) (7)	101,749	67,843	14,339	171,379	200,420
Cash used in investing activities (2) (6) (7)	(34,524)	(6,218)	(4,989)	(302,248)	(118,502)
Cash provided by (used in) financing activities (2) (6)	10,188	5,219	(107,783)	34,649	(47,869)

(1)	Comparative figures restated to reflect discontinued operations.

(2)	Certain figures for FY 2002 were restated to conform with the current year presentation.

(3)	Comparative figures for FY 2002 were restated in accordance with Canadian Institute of Chartered Accountants Handbook (“CICA”) Section 1650, “Foreign Currency Translation.” The prior years’ figures for FY 1999 – 2001 were not restated.

(4)	EPS figures for FY 2000 – 2003 were calculated in accordance with revised recommendations in CICA Section 3500, “Earnings per Share.” The prior year’s figure for FY 1999 was not restated accordingly.

(5)	Before changes in non-cash working capital and deferred revenue.

(6)	Cashflows for FY 1999 – 2003 were prepared in accordance with the amended CICA Section 1540, “Statement of Cash Flows.”

(7)	Cashflows for FY 2000 and 2001 were restated to segregate cashflows from discontinued operations.

Exchange Rate Data

     The Geac common shares are quoted and traded on the Toronto Stock Exchange in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in U.S. dollars and the average of such exchange rates during such period, based upon the Bank of Canada Noon Buying Rate:

	Exchange Rates

	High	Low	Average
	(United States dollars)
FISCAL YEAR ENDED APRIL 30, 1999	0.6983	0.6343	0.6633
FISCAL YEAR ENDED APRIL 30, 2000	0.6973	0.6609	0.6801
FISCAL YEAR ENDED APRIL 30, 2001	0.6830	0.6334	0.6611
FISCAL YEAR ENDED APRIL 30, 2002	0.6623	0.6199	0.6381
FISCAL YEAR ENDED APRIL 30, 2003	0.6976	0.6273	0.6502
Month Ended:
April 30, 2003	0.6976	0.6736	0.6857
May 31, 2003	0.7437	0.7031	0.7224
June 30, 2003	0.7495	0.7268	0.7395
July 31, 2003	0.7483	0.7084	0.7240
August 31, 2003	0.7228	0.7093	0.7165
September 30, 2003	0.7423	0.7206	0.7336

     On October 30, 2003 the exchange rate for one Canadian dollar expressed in U.S. dollars based on the Noon Rate was 0.7650.

B. Capitalization and indebtedness

     Not applicable.

C. Reasons for the offer and use of proceeds

     Not applicable.

D. Risk Factors

     Each of the following risks, together with other information contained in this Annual Report should be considered in evaluating Geac and its businesses.

Geac in the past has had losses and may not maintain its current profitability in the future. The trading price of Geac common shares may fall if Geac fails to maintain profitability or generate sufficient cash from operations.

     Geac generated net income of $54.1 million in FY 2003 and $42.1 million in FY 2002. However, Geac incurred net losses of $234.8 million in FY 2001. As a result of losses, Geac had an accumulated deficit of $75.6 million at April 30, 2003. As Geac grows its business, Geac expects operating expenses and capital expenditures to increase correspondingly, and as a result, Geac will need to generate significant revenue to maintain profitability. Geac may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods. If Geac’s revenues continue to decline as they have in each of its two most recent fiscal years, its operating results could be seriously impaired because many of its expenses are fixed and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect Geac’s business.

     Geac recorded goodwill impairment and net restructuring and other unusual items of $17.7 million in FY 2003 and $45.9 million in FY 2002, related to significant write-downs of goodwill and intangible assets, as well as to restructuring efforts intended to reduce costs and more efficiently organize Geac’s operations.

     Geac periodically reviews the value of acquired intangibles and goodwill to determine whether any impairment exists and could write-down a portion of its intangible assets and goodwill as part of any such future review. Geac also periodically reviews opportunities to more efficiently organize its operations, and may record further restructuring charges in connection with any such reorganization. Any write down of intangible assets or goodwill or restructuring charges in the future could materially and adversely affect Geac’s results of operations.

Geac’s revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of the Geac common shares could fall if its revenues or operating results are below the expectations of analysts or investors.

     Many factors have caused and may in the future cause Geac’s revenue and operating results to fluctuate significantly. Some of these factors are:

■	the timing of significant orders, delivery and implementation of Geac’s products;

■	the gain or loss of any significant customer;

■	the number, timing and significance of new product announcements and releases by Geac or its competitors;

■	Geac’s ability to acquire or to develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of its products on a timely basis;

■	possible delays in the shipment of new products and purchasing delays of current products as Geac’s customers anticipate new product releases;

■	order cancellations and shipment rescheduling or delays;

■	patterns of capital spending and changes in budgeting cycles by Geac’s customers;

■	market acceptance of new and enhanced versions of Geac’s products;

■	changes in the pricing and the mix of products and services Geac sells;

■	seasonal variations in Geac’s sales cycle (such as lower sales levels typically experienced by its European operations during summer months);

■	the level of product and price competition;

■	changes in operating expenses;

■	exchange rate fluctuations;

■	the timing of any acquisitions and related costs;

■	changes in personnel and related costs; and

■	legal proceedings which may arise in the normal course of Geac’s business or otherwise.

     In addition, Geac expects that a substantial portion of its revenue will continue to be derived from renewals of maintenance contracts from customers of its software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, Geac’s new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of its control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by Geac or its competitors.

     If Geac’s revenues or operating results fall below the expectations of financial analysts or investors, the trading price of Geac’s common shares could fall. As a result of the foregoing factors and the other factors described in this section, Geac believes that period-to-period comparisons of its revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict Geac’s future performance.

Geac experiences customer attrition, which could affect its revenues more adversely than Geac expects, and Geac may be unable to adapt quickly to such attrition. Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of Geac’s common shares.

     Geac expects that a substantial portion of its revenue will continue to be derived from renewals of annual maintenance contracts with customers of its software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in Geac’s customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from Geac. This can occur for a variety of reasons, including a customer’s decision to replace Geac’s product with that of a competing vendor, to purchase maintenance or consulting services from a third party service provider, or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

     Geac has experienced and continues to experience relatively predictable and stable customer attrition, and has been able, in part, to replace the revenue lost through attrition with new revenue from maintenance contracts and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. For example, in FY 2003 maintenance revenue from our EAS business declined by $24.4 million, or 8.4%, from the preceding year, which was within our expectations. However, any factors that adversely affect the ability of Geac’s installed systems to compete with those available from others, such as availability from competitors of products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for Geac’s maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. Should the rate of customer attrition exceed Geac’s expectations, Geac may be unable to replace the lost revenue or to reduce its costs sufficiently or in a timely enough fashion to maintain profitability. In such circumstances, higher than expected customer attrition could have a material adverse effect on Geac’s business, results of operations, and financial condition.

Geac may be unable to realize an element of its growth strategy if it is unable to identify other suitable acquisition opportunities.

     Geac believes that its future success depends, in part, upon its ability to make additional worthwhile acquisitions to assist in offsetting the effect of customer attrition, such as its recent acquisitions of Extensity, EBC Informatique and Comshare. If Geac cannot make additional worthwhile acquisitions, its revenues and stock price may be impacted. Geac cannot be certain that it will be able to identify additional suitable acquisition candidates available for purchase at reasonable prices, to consummate any acquisition, or to successfully integrate any acquired business into its operations. When evaluating an acquisition opportunity, Geac cannot assure you that it will correctly identify the risks and costs inherent in the business that it is acquiring. In addition, as Geac becomes larger, acquisition candidates may be larger and may include public companies. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. If Geac were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of its available cash resources could be used to consummate the acquisitions.

Geac’s inability to successfully integrate businesses that it acquires or has acquired may disrupt its operations or otherwise have a negative impact on its business.

     Geac made one acquisition during the first half of FY 2004, two acquisitions during FY 2003, and no acquisitions during FY 2002. Geac made numerous acquisitions prior to FY 2001, including eleven during FY 2000. From time to time, Geac may be in formal or informal discussions with potential acquisition candidates. Geac may make additional acquisitions of, or large investments in, other businesses that offer products, services, and technologies that Geac believes would complement its products and services. Integration of Geac’s completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management’s attention from, and disruption of, Geac’s on-going business; failure to successfully integrate the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from businesses that Geac acquires; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

     Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect. Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; unanticipated costs or liabilities; and other factors. If Geac is unable to integrate future acquisitions successfully, its business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by Geac’s customers could harm its business.

     The purchase of some of Geac’s products, particularly its EAS products, and of its related professional services, may involve a significant commitment of resources and costs for Geac’s customers. As a result, Geac’s sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures. For these and other reasons, the sales cycle associated with the license of Geac’s products, renewal of maintenance agreements, and sale of related professional services varies substantially from contract to contract and customer to customer. The sales cycles for Geac’s products vary by product and application, and may range up to a year or more for large, complex installations. Geac may experience delays over which it has no control and which further extend that period. During the process, Geac may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies. If Geac is unsuccessful in generating offsetting revenues during these sales cycles, its revenues and earnings could be substantially reduced or it could experience a large loss. Any significant or ongoing failure to ultimately achieve sales as a result of Geac’s efforts, or any delays or difficulties in the implementation process for any given customer, could have a negative impact on Geac’s revenues and results of operations.

Demand for Geac’s products and services fluctuates rapidly and unpredictably, which makes it difficult to manage Geac’s business efficiently and can reduce its gross margins, profitability and market share.

     Geac depends upon the capital spending budgets of its customers. World economic conditions have in the recent past adversely affected Geac’s licensing and maintenance revenue. Geac believes that the continued weakness in its revenues from sales of new licenses of its enterprise applications systems is consistent with the experience of other participants in its industry. If economic or other conditions reduce Geac’s customers’ capital spending levels, its business, results of operations, and financial condition may be adversely affected. There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in Geac’s markets will depend on a general recovery in information technology spending. Growth prospects for Geac’s existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems. Currently, Geac believes that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

     In addition, the purchase and implementation of Geac’s products can constitute a major portion of Geac’s customers’ overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions. Prolongation of the current economic downturn or other difficulty in the economies where Geac licenses its products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on its business, financial position, operating results, or cash flows. In particular, Geac’s financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where Geac derives a substantial portion of its revenue.

Geac faces significant competition from other providers of enterprise applications software and systems, which may reduce its market share or limit the prices it can charge for its systems and services.

     The enterprise resource planning market in which Geac competes is maturing and is deeply penetrated by large independent software suppliers, such as SAP, Oracle, and PeopleSoft, and a large number of other suppliers that sell to small and mid-sized customers. As a result, competition is intense, and significant pricing pressure exists. The intensity of this competition increases as demand for products and services, such as those offered by Geac, weakens. To maintain and to improve its competitive position, Geac must continue to develop and to introduce, in a timely and cost effective manner, new products, product features, and services. In addition, Geac expects that a substantial portion of its revenue will continue to be derived from renewals of annual maintenance contracts with customers of its software applications. Although Geac has experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for its maintenance services, as customers could either decide to replace Geac’s software applications with a competitor’s applications or to enter into a maintenance contract with a third party to service its software.

     Geac anticipates additional competition as other established and emerging companies enter the market for its products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to that of Geac’s products that are based on older technology. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of Geac’s prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share. In addition, variances or slowdowns in Geac’s new licensing revenue may negatively impact its current and future revenue from services and maintenance, since such services and maintenance revenues typically depend on new license sales.

Geac’s competitors may have advantages over Geac that may inhibit its ability to compete effectively.

     Many of Geac’s competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than does Geac. The products of some of Geac’s competitors are based on more advanced product architectures or offer performance advantages compared with Geac’s more mature EAS products. Geac’s competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than Geac is able to do. Many competitive factors affect the market for Geac’s products and its ability to earn maintenance, professional services and new license revenue. Some of these factors are: vendor and product reputation; expertise and experience in implementing products in a particular customer’s industry sector; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability. Another relevant factor is the increasing trend for software to be delivered as a rented service over secure networks via the internet, which is commonly known as the application service provider, or ASP, model. Geac may be required to develop ASP versions of certain of its software products in order to maintain existing customers and make new sales of those software products. The costs of developing ASP versions of software products and the costs of acquiring and operating the hardware and software systems necessary to offer such services may be substantial. Geac’s inability to compete effectively based on any of the foregoing factors could have a material adverse effect on its business, results of operations and financial condition. Not all of Geac’s existing products compete equally well with respect to each of these factors. To the extent that Geac concludes that one or more of its existing products is unable to compete effectively, it may reduce the amount of product development, sales and marketing and other resources that it devotes to that product, which could result in customer dissatisfaction and a more rapid than anticipated rate of customer attrition and decline in revenues from that product, each of which could have a material adverse effect on Geac’s business, results of operations, and financial condition.

Geac’s business may be impacted by the recent consolidation trend in the software industry.

     There is a recent trend in the software industry generally, and in the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments. This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than Geac. As a result of this consolidation trend and the fact that there may be fewer participants in the industry or each segment, competition may increase and pricing pressure on Geac’s products may intensify. Industry participants with a broader range of product offerings may be better able to meet customers’ needs and win new business. In addition, as a result of this trend, customers’ buying patterns may be impacted. The uncertainty in the market created by this trend towards consolidation may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced. Geac believes that, to the extent it is unable to capitalize on this consolidation trend, it could have a material adverse effect on its business, financial position, operating results or cash flows.

Geac’s rapid growth through acquisitions has placed significant demands on Geac’s management resources and operational infrastructure. Any failure to manage growth effectively may lead to a disruption in Geac’s operations and a resulting decline in profitability.

     In recent years, Geac has experienced substantial growth, primarily through acquisitions, which have significantly expanded its operations. Geac has made 33 acquisitions between May 1, 1996, and September 30, 2003, and plans to continue to make acquisitions in the future. This growth and expansion have placed, and will continue to place, a significant demand on Geac’s management resources. To manage growth effectively, Geac must maintain a high level of quality, efficiency and performance and must continue to enhance its operational, financial, and management systems and to attract, to train, to motivate and to manage employees. Geac may not be able to effectively manage this expansion, and any failure to do so could lead to a disruption in Geac’s business, a loss of customers and revenue, and increased expenses. Any such decline in profitability could lessen the trading price of the Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among Geac employees, customers and potential customers, which could harm Geac’s business.

     Geac has in the past divested, and may in the future consider divesting, certain portions of its business. Any divestitures would result in a short-term reduction in revenue and could harm Geac’s results of operations if it were not able to reduce expenses accordingly or to generate offsetting sources of revenue. To the extent that its consideration of these potential divestitures became known prior to its completion, Geac could face the risk, among others, that customers and potential customers of the business in question might be reluctant to purchase Geac’s products and services during this period. In addition, Geac might face the risk that it may be unable to retain qualified personnel within that business during this period. These risks could prevent Geac from successfully completing on favourable terms, or at all, divestitures that would otherwise be beneficial to Geac and may in the process weaken businesses subject to consideration for divestiture that are not, in fact, divested. Any of these events could result in a loss of customers, revenues, and employees and could harm Geac’s results of operations.

Geac’s international operations expose Geac to additional risks, including currency-related risk.

     Geac is subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. Geac derived more than 95 percent of its total revenue from sales outside Canada in each of FY 2002 and FY 2003. Geac’s most significant international operations are in the United States, the United Kingdom and France, which are the only countries in which Geac’s revenues constituted more than 10 percent of its total worldwide revenues during FY 2002 and FY 2003.

     Historically, Geac’s Canadian sales and expenses have been denominated in Canadian dollars, and Geac’s non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions. Geac has not to date used forward, exchange contracts to hedge exposures denominated in non-Canadian currencies or use any other derivative financial instrument for trading, hedging, or speculative purposes.

     Geac recently announced that commencing with the first quarter of FY 2004, its financial statements would be stated in United States dollars. To the extent that Geac makes sales denominated in currencies other than United States dollars, gains and losses on the conversion of such sales to United States dollars may, in the future, contribute to fluctuations in Geac’s business and operating results when expressed in United States dollars. In addition, fluctuations in exchange rates could affect the demand for Geac’s products.

     Additional risks Geac faces in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Seasonal trends in sales of Geac’s software products may result in periodic reductions in Geac’s cash flow and impairment of its operating results.

     Seasonality in Geac’s business could result in its revenues or cash flow in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in Geac’s revenues or cash flow. Geac’s revenues and operating results in its January quarter have tended to benefit from customer spending related to calendar year end budget cycles. In FY 2003, approximately 40 percent of Geac’s maintenance contracts were scheduled for renewal on a calendar year basis. Accordingly, cash receipts from maintenance contract renewals are highest in the January quarter and lowest in the July and October quarters. These historical patterns may change over time, however, particularly as Geac’s operations become larger and the sources of its revenue change and become more diverse. Geac’s European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets. For example, Geac’s July and October quarters typically experience reduced sales and cash collections activity, in part due to the European summer holiday season.

Impact of geopolitical and other world or local events may have a significant effect on Geac’s operations.

     Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of Geac’s normal operations and may disrupt the domestic and international travel of its sales and other personnel. In addition to the general uncertainty that these events or the perceived threat of these events could have on the market for Geac’s products, the ability of Geac’s personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected. The sales cycle for Geac’s products includes a period of education for potential customers on the use and benefits of Geac’s products and services, as well as the integration of Geac’s products and services with additional applications utilized by individual customers. Any disruption in the ability of Geac personnel to travel could have a material and adverse impact on Geac’s ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on Geac’s business, results of operations, and financial condition. In addition, these events or the perceived threat of these events may require Geac to reorganize its day-to-day operations to minimize the risks associated with these events. The costs associated with the reorganization of Geac’s day-to-day operation, even on a short-term basis, could also have a material adverse effect on Geac’s business, results of operations, and financial condition.

If Geac cannot attract and retain qualified sales personnel, customer service personnel, and software developers, Geac may not be able to sell and to support its existing products or to develop new products.

     Geac depends on key technical, sales, and senior management personnel. Many of these individuals would be difficult to replace if they were to leave Geac’s employment. In addition, Geac’s success is highly dependent on its continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees. Competition for qualified employees is particularly intense in the technology industry, and Geac has in the past experienced difficulty recruiting qualified employees. Geac’s failure to attract and to retain the necessary qualified personnel could seriously harm its operating results and financial condition.

     Geac’s future growth depends, in part, upon its ability to develop new products and to improve existing products. Geac’s ability to develop new products and services and to enhance its existing products and services will depend, in part, on its ability to recruit and to retain top quality software programmers. If Geac is unable to hire and to retain sufficient numbers of qualified programming personnel, it may not be able to develop new products and services or to improve its existing products and services in the time frame necessary to execute its business plan.

Geac’s executive officers are critical to its business, and these officers may not remain with Geac in the future.

     Geac’s future success largely depends on the continued efforts and abilities of its executive officers. Their skills, experience, and industry contacts significantly benefit Geac. Although Geac has employment and noncompetition agreements with its senior executive officers, it cannot assure you that they will all choose to remain employed by Geac. If Geac loses the services of one or more of its executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with Geac, Geac’s business, operating results, and financial condition could be harmed. Geac does not maintain key-man life insurance on any of its employees.

The market for Geac’s software products is characterized by rapid technological advances, and Geac must continually improve its technology to remain competitive.

     Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry. Geac’s current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of Geac’s products are difficult to estimate. Accordingly, Geac believes that its future success depends upon its ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on Geac’s ability to enable its products to work in conjunction with other products from other suppliers that Geac’s customers may utilize. Geac’s failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on its business, results of operations, and financial condition. Geac may be unable to respond on a timely basis to the changing needs of its customer base, and the new applications Geac designs for its customers may prove to be ineffective. Geac’s ability to compete successfully will depend in large measure on its ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of Geac’s software products with evolving computer hardware and software platforms and operating environments. Geac cannot assure you that it will be successful in these efforts. In addition, competitive or technological developments may require Geac to make substantial, unanticipated investments in new products and technologies, and Geac may not have sufficient resources to make these investments. If Geac were required to expend substantial resources to respond to specific technological or product changes, its operating results would be adversely affected.

Geac may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

     A key element of Geac’s business strategy is the formation of collaborative relationships with other leading companies. Geac believes that its success will depend, in part, on its ability to maintain these relationships and to cultivate additional corporate alliances with such companies. Geac cannot assure you that its historical collaborative relationships will be commercially successful, that it will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to Geac on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, Geac cannot assure you that parties with whom Geac has established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, Geac’s products or experience financial or other difficulties that lessen their value to Geac and to its customers. Geac’s financial condition or results of operations may be adversely affected by a failure on the part of Geac or these third parties to establish and maintain collaborative relationships.

Geac may become increasingly dependent on third party software incorporated in its products, and, if so, impaired relations with these third parties, errors in third-party software, or inability to enhance the software over time could harm Geac’s business.

     Geac incorporates third party software into, and bundles third party with, its products. Currently, the most critical third-party software Geac uses includes several products from IBM (including Websphere Application Server, Websphere Commerce Suite, HACP, MQSeries and others) and Microsoft (including Windows, Clearlead, SQL Server, IIS, Visual C++ and Visual Studio, Microsoft.net and others). Other third-party software on which Geac’s products are dependent include Cognos Powerplay and Impromptu, FRx Professional Edition and Enterprise Edition, NetManage Rumba, Applix iSales, Jacada, Brio Brio.Report, Rogue Wave Software Tools.h++, FileNET Panagon, Captaris RightFax, Inxight Software, Inc.’s Hyperbolic Tree, Pervasive Software, Inc.’s Pervasive.SQL database, Tidestone Technologies, Inc.’s Formula One, Quadbase Systems, Inc.’s EspressChart, Compuware’s Uniface, application server software licensed from BEA Systems, off-line database software from Pointbase, off-line client server software from Pumatech, synchronization software from Aether Systems, reporting software from Business Objects, and Java Web Start from Sun Microsystems, among others. Geac may incorporate additional third party software into its products as it expands its product lines. The operation of Geac’s products would be impaired if errors occur in the third-party software that it licenses. It may be more difficult for Geac to correct any errors in third-party software because the software is not within its control. Accordingly, Geac’s business would be adversely affected in the event of any errors in this software. Furthermore, it may be difficult for Geac to replace any third-party software if a vendor seeks to terminate its license to the software.

Geac may be unable to protect its proprietary technology and that of other companies Geac may acquire, which could harm Geac’s competitive position.

     Geac has relied, and expects to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect its proprietary rights. Despite Geac’s efforts to protect its proprietary rights in its intellectual property and that of other companies Geac may acquire, unauthorized parties may attempt to copy aspects of its products or to obtain information it regards as proprietary. Policing unauthorized use of Geac’s technology, if required, may be difficult, time consuming, and costly. Geac’s means of protecting its technology may be inadequate.

     Third parties may apply for patent protection for processes that are the same as or similar to Geac’s processes or for products that use the same or similar processes as Geac’s products. Third parties may also independently develop similar or superior technology without violating Geac’s proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

     Geac believes that trademark protection is an important factor in establishing product recognition. Geac’s inability to protect its trademarks from infringement could result in injury to any goodwill, which may be developed in its trademarks. Moreover, Geac may be unable to use one or more of its trademarks because of successful third-party claims.

     Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although Geac believes that its products and technology do not infringe proprietary rights of others, litigation may be necessary to protect Geac’s proprietary technology, and third parties may assert infringement claims against Geac with respect to their proprietary rights. Any claims or litigation can be time consuming and expensive regardless of their merit. Infringement claims against Geac could cause product release delays, require Geac to redesign its products or to enter into royalty or license agreements, which agreements may not be available on terms acceptable to Geac, or at all.

Product development delays could harm Geac’s competitive position and reduce its revenues.

     If Geac experiences significant delays in releasing new or enhanced products, its position in the market could be harmed and its revenue could be substantially reduced, which would adversely affect Geac’s operating results. Geac has experienced product development delays in the past and may experience delays in the future. In particular, Geac may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of Geac’s current or future products to conform to customer and industry requirements.

     The market for certain of Geac’s employee relationship management software applications and services, acquired in its Extensity acquisition, is at an early stage of development. The success of Geac in this market will depend, in part, upon the continued development of this market and the increasing acceptance by customers of the benefits to be provided by employee relationship management applications and services. In addition, as the market evolves, it is unclear whether the market will accept Geac’s suite of applications as a preferred solution for employee relationship management needs. Accordingly, these products and services may not achieve significant market acceptance or realize significant revenue growth. Unless a critical mass of organizations and their suppliers use these solutions and recommend them to new customers, these solutions may not achieve widespread market acceptance.

Geac’s software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

     As a result of their complexity, software products may contain undetected errors or failures when entering the market. Despite testing by Geac and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products. In these circumstances, Geac may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in Geac’s products could result in negative publicity and a loss of, or delay in, market acceptance of those products, which could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by Geac. The consequences of these errors and failures could have a material adverse effect on Geac’s business, results of operations, and financial condition.

     Because many of Geac’s customers use its products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to Geac’s customers and could significantly impair their operations. Geac’s customers or other third parties could seek to recover damages from Geac in the event of actual or alleged failures of Geac’s products or the provision of services. Geac has in the past been, and may in the future continue to be, subject to these kinds of claims. Although Geac’s license agreements with customers typically contain provisions designed to limit its exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs. Accordingly, any such claim could have a material adverse effect upon Geac’s business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of Geac’s AppCare service, Extensity products, and Interealty subsidiary are dependent on the uninterrupted operation of its data centers. Any unexpected interruption in the operation of its data centers could result in customer dissatisfaction and a loss of revenues.

     The hosting services offered by Geac’s AppCare remote application management service, Extensity products, and Interealty subsidiary are each dependent on the uninterrupted operation of Geac’s data centers and on Geac’s ability to protect computer equipment and information stored in its data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of Geac’s data centers were to become inoperable for an extended period Geac might be unable to provide its customers with contracted services. Although Geac takes what it believes to be reasonable precautions against such occurrences, Geac can give no assurance that damaging events such as these will not result in a prolonged interruption of its services, which could result in customer dissatisfaction, loss of revenue and damage to Geac’s business.

     In addition, if customers determine that Geac’s hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or if for any other reason customers fail to accept Geac’s hosted products for use on the Internet or on a subscription basis, Geac’s business will be harmed. As a provider of hosted services, Geac expects to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which Geac is responsible. Any such lapse in security could expose Geac to litigation, loss of customers, or otherwise harm Geac’s business. In addition, any person who is able to circumvent Geac’s security measures could misappropriate proprietary or confidential customer information or cause interruptions in Geac’s operations. Geac may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Additionally, in the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into Geac’s systems or those of its customers or suppliers, which could disrupt Geac’s software solutions or make them inaccessible to customers or suppliers. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Geac’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm its business, operating results and financial condition.

     As Internet commerce evolves, Geac expects that federal, provincial, state or foreign agencies will adopt regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for Geac’s products and services.

Geac’s shareholder protection rights plan may discourage take-over attempts or make it less likely that stockholders will receive a premium for any Geac common shares in connection with a future acquisition of Geac.

     Geac has adopted a shareholder protection rights plan, which authorizes the issuance of one right for each Geac common share. The rights represent the right to purchase, subject to the terms and conditions of the Rights Plan, Geac common shares that would have the effect of diluting the interests of potential acquirers. The Rights Plan may have an anti-take-over effect and discourage take-over attempts not first approved by Geac’s board of directors. This may make it harder for you to receive a premium for any Geac common shares in connection with a future acquisition of Geac. The rights plan may also assist the board of directors in maximizing shareholder value in the event of a take-over attempt.

Geac’s acquired subsidiary, Extensity, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

     In November 2001, Extensity and certain of its officers and directors, were named as defendants in a class action stock broker complaint filed in the United States District Court for the Southern District of New York now captioned “In Re Extensity Inc., Initial Public Offering Securities Litigation.” In the complaint, the plaintiffs alleged that Extensity, certain of its officers and directors and the underwriters of its initial public offering (“IPO”) violated the federal securities laws of the United States because Extensity’s IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs seek an order declaring the action to be a class action, as well as unspecified damages, prejudgment and postjudgment interest, attorneys’ fees and costs, and such other and further relief as the Court may deem just and proper. The parties have submitted a settlement proposal and are awaiting court approval of the proposal. Such approval is expected in late 2003 to early 2004. If the proposed settlement is not approved, this action may divert the efforts and attention of Geac’s management and, if determined adversely, could have a material impact on Geac’s business, financial position, results of operations and cash flows.

Item 4. Information on the Company

A.	History and Development of the Company

     Geac Computer Corporation Limited is a corporation continued under and governed by the Canada Business Corporations Act. The following is a summary of the amendments made to the Corporation’s constituent documents since incorporation.

     Effective October 31, 1997, the Corporation’s common shares were split 2 for 1.

     On May 1, 1992, the Corporation amalgamated with Geac European Holdings Corporation, its wholly owned subsidiary. On May 1, 1988, the Corporation amalgamated with Geac Computers International Inc., its wholly owned subsidiary.

     Prior to May 1, 1988, the articles of the Corporation were amended, among other things, to subdivide the common shares of the Corporation, create a class of an unlimited number of preference shares and vary the provisions of the preference shares.

     By certificate of continuance dated January 7, 1980, the Corporation was continued under the Canada Business Corporations Act, after the authorized capital of the Corporation had been increased by supplementary letters patent issued November 20, 1975.

     Geac was incorporated under the laws of Canada by letters patent dated May 11, 1971.

     At the Corporation’s Annual and Special Meeting held on September 10, 2003, the Corporation’s shareholders authorized a change of the name of the Corporation to Geac Inc. Under the Canada Business Corporations Act, the name change will become effective upon the filing of amended articles reflecting the change. This filing had not occurred as of the date of this Annual Report.

     The registered office of the Corporation is located at 11 Allstate Parkway, Suite 300, Markham, Ontario, L3R 9T8.

General

     Geac is a leading global provider of business-critical software applications and systems. We are organized around two business groups: our Enterprise Application Systems, or EAS group, and our Industry Specific Applications, or ISA group. Our EAS group serves global and medium-sized enterprises by providing software systems that form the backbone of their information technology infrastructures. Our EAS group offers enterprise resource planning, or ERP, systems that consist of integrated business applications for accounting, financial administration and human resources functions, as well as for manufacturing, distribution and supply chain management. Our ISA group provides industry-specific business applications that are used by customers in the restaurant, construction, property management, library and real estate industries, and by government and public safety agencies, to manage their businesses and operations. In addition, we offer a broad range of professional services related to our software such as consulting, implementation and integration services, remote application management and training. We also resell third party software and hardware products for use in conjunction with our software products where appropriate to provide our customers with a more complete solution. Geac is headquartered in Markham, Canada.

     The following is a summary description of the significant events that have influenced the general development of Geac’s business over the course of the last three years.

Fiscal Year 2001

     FY 2001 was a year of restructuring for Geac to transform itself into a leaner, more customer-focused organization to meet more effectively the competitive challenges in the global software marketplace. Geac undertook a number of actions to restore profitability and to strengthen its balance sheet, including staff reductions, premises consolidation and various financing initiatives. At the same time, development, sales and marketing efforts were refocused to more effectively meet the needs of the Corporation’s extensive customer base.

     With the aim of maximizing shareholder value, in the second quarter the Corporation retained financial advisors to assist in reviewing strategic alternatives, including the sale of all or parts of the Corporation. After an extensive process involving several interested parties, no formal bid for the Corporation was received, and on March 26, 2001, the Corporation announced the conclusion of the strategic review process with respect to the sale of the entire Corporation.

     On December 22, 2000, the Corporation’s US$225 million credit facility with its banking syndicate expired, and the Corporation faced the obligation of repaying an outstanding obligation of US$63.8 million. Thereafter, Geac continued to negotiate with its lenders and entered into a series of standstill agreements, culminating in a repayment agreement executed on April 27, 2001. On August 31, 2001, the Corporation’s short-term bank indebtedness had been reduced to US$1.8 million.

Acquisitions

     On May 1, 2000, the Corporation acquired the business assets of Management Data Gmbh of Vienna, Austria, together with all of the issued and outstanding shares of thirteen of its world-wide subsidiaries. The total purchase price was $42.3 million. The assets were held as a temporary investment before they were sold as part of the SmartStream Reconciliations systems business on July 13, 2000.

     On June 30, 2000, the Corporation purchased certain assets of Praxa Limited’s (Australia and New Zealand) local government software business for approximately $2.1 million. The acquired businesses included, at fair value, $1.0 million of current assets, $3.1 million of acquired software and $2.3 million of current liabilities. The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $0.3 million and is accounted for as goodwill. During FY 2001, the businesses acquired from Praxa Limited generated approximately $2.1 million in revenue.

Dispositions

     On July 13, 2000, the Corporation sold the SmartStream Reconciliations systems business for cash proceeds of $159.2 million. This sale included the assets and shares acquired as part of the Management Data Gmbh businesses (noted in the preceding text). The transaction resulted in a gain of approximately $96.0 million. During FY 2001, the SmartStream Reconciliations systems business generated approximately $2.8 million in revenue, and was unprofitable.

     On March 31, 2001, the Corporation completed the sale of its hotel software business for approximately $1.6 million. The net liabilities disposed as part of this sale were $1.4 million, and the transaction resulted in a pre-tax gain of approximately $1.3 million, which was recorded as an unusual item on the statement of operations for FY 2001.

Fiscal Year 2002

     FY 2002 was a pivotal year for Geac. An anticipated decline in revenue was aggravated by a worldwide economic slowdown. We, like many other companies in the software industry, experienced revenue declines in all regions and across all major product lines. Nevertheless, Geac was able to meet its primary objectives for FY 2002. These objectives included strengthening our management team, investing in target product development areas, including new wireless applications, web-based products and web extensions, refocusing and better aligning our development, sales and marketing efforts, expanding our market opportunities and technology through relationships with strategic partners and significantly strengthening our balance sheet.

     In May 2001, the Corporation entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 10 million special warrants to acquire units consisting of one common share plus one-half of a common share purchase warrant. The special warrants were issued at $2.00 per unit for aggregate gross proceeds of $20.0 million. The net proceeds to Geac after underwriters’ fees and other issue expenses were approximately $17.9 million. On August 1, 2001, the 10 million special warrants were automatically exercised which resulted in the issuance of 10 million common shares and five million common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one common share of the Corporation for $2.75 at any time until December 30, 2002.

     On September 27, 2001, the Corporation also completed the sale, through a public offering on a bought deal basis, of six million common shares at a price of $4.50 per share. The offering raised gross proceeds of $27 million with the net proceeds to Geac after commissions and other issue expenses of approximately $24.8 million.

     The outstanding balance under the Corporation’s US$225.0 million credit facility was repaid in full in the second quarter of FY 2002. As a result, as at April 30, 2002, the Corporation had no bank indebtedness outstanding.

     The Corporation entered into a 24 month revolving credit facility in the second quarter of FY 2002 in the amount of US$20.0 million. This facility was collateralized by a substantial portion of the Corporation’s assets and bore interest at a variable rate. There was no drawdown under this facility and it was terminated by the Corporation in March 2002.

     During the fourth quarter, the Corporation undertook a comprehensive review of its operations with the objective of reducing costs and increasing effectiveness. As a result of this effort, Geac streamlined operations, centralized management of its SmartStream and System21 enterprise applications, refocused development and reduced the size of its workforce.

Acquisitions

     There were no acquisitions made during FY 2002.

Dispositions

     Geac sold its publishing systems business in August 2001 for $1.5 million in cash. The sale excluded real estate assets. The net liabilities disposed of included accrued divestiture costs and amounted to approximately $3.6 million. The transaction resulted in a gain of approximately $5.1 million which was recorded as an unusual item on the Consolidated Statement of Operations for FY 2002.

Fiscal Year 2003

     Geac achieved several milestones in FY 2003. In view of an expected decline in revenues from our legacy enterprise and certain industry specific applications, we continued to manage our costs in line with revenues. Geac continued to strengthen its balance sheet, and its cash position, excluding restricted cash, increased from $115.4 million at the end of FY 2002 to $128.8 million at the end of FY 2003. In addition, with the acquisition of Extensity, Inc. (“Extensity”) in the fourth quarter and the release of our new Geac System21 Aurora product, which combines next-generation enterprise resource planning functionality with real-time process management capabilities, we made significant progress executing on our strategy to deliver a suite of innovative software solutions through a unified application framework, which measure and manage operational and financial processes to improve its customers’ overall business performance.

     During the second and third quarters of FY 2003, all five million common share purchase warrants issued in FY 2002 in connection with the Corporation’s special warrant financing in May 2001 were exercised. As a result of this exercise, share capital in the Corporation increased by $13.8 million and the fair value of the purchase warrants of $1.8 million was reclassified and recognized as part of the issued share capital in the Corporation.

     On June 8, 2003, Geac announced that it had determined that the goodwill relating to its Interealty business had been impaired and that, the Corporation would, therefore, record a non-cash $16.8 million goodwill write-down in the fourth quarter of FY 2003 (determined in accordance with Canadian GAAP), as disclosed in the Corporation’s Current Report on Form 6-K dated June 19, 2003, which is incorporated herein by reference.

Acquisitions

     In FY 2003, Geac completed two acquisitions, the most significant being the acquisition of California-based Extensity, a leading software applications provider of solutions to automate employee-based financial systems. On March 6, 2003, Geac acquired 100% of the common shares of Extensity. The purchase price was approximately $74.0 million, consisting of $63.9 million of cash and the issuance of 932,736 common shares in the capital of the Corporation. This acquisition was a significant step in the execution of Geac’s strategy to expand into the Business Performance Management software market. The Extensity business has been integrated into the Corporation’s Enterprise Server business. This acquisition has been accounted for as a purchase and the results for this business have been reflected in the EAS group from the date of acquisition. A discussion of the impact of this acquisition on the operating results and financial position of Geac is included in the Management Discussion and Analysis section of the 2003 Annual Report of the Corporation.

     In addition, effective August 5, 2002, Geac acquired the iSeries unit of EBC Informatique, a French hardware and software solutions provider. The acquired assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The transaction was valued at Euros 2.45 million (approximately $3.76 million). EBC Informatique’s iSeries unit was integrated with Geac’s Anael Solutions division in France. This acquisition has also been accounted for as a purchase and results for this business are also reflected in the EAS group from the date of acquisition.

Dispositions

     There were no dispositions made in FY 2003.

First Quarter Fiscal Year 2004 and Subsequent Events

     On June 23, 2003, Geac announced that it had entered into a definitive merger agreement to acquire Comshare, Incorporated (“Comshare”). Comshare, headquartered in Ann Arbor, Michigan, is a leading provider of corporate performance management (“CPM”) software that helps companies implement and execute strategy. Comshare’s CPM software encompasses planning, budgeting, forecasting, financial consolidation, management reporting and analysis. Comshare launched a new version of MPC, its flagship product, in fall 2002, and version 6.0 is currently in beta-testing.

     The merger agreement provided that the acquisition would be accomplished by a cash tender offer by Conductor Acquisition Corp. (“Conductor”), a wholly-owned subsidiary of Geac, at US$4.60 per share for all of Comshare’s outstanding common stock. The tender offer commenced on July 1, 2003 and was followed by a cash merger in which the remaining outstanding shares not tendered in the offer were acquired by Conductor for US$4.60 per share. On August 15, 2003, Geac announced it had completed its acquisition of Comshare for a purchase price, excluding acquisition costs, of approximately US$53.7 million. As a result, Comshare is now an indirect wholly owned subsidiary of Geac.

     On June 25, 2003, Geac announced that, beginning with the first quarter of FY 2004, it would report its results in US dollars. Geac’s results of operations for the first quarter of FY 2000, stated in US dollars, were announced on September 19, 2004, as disclosed in the Corporation’s Current Report on Form 6-K dated September 29, 2003, which is incorporated herein by reference.

     On July 18, 2003, Geac announced that it had appointed Charles S. Jones as President and Chief Executive Officer of the Corporation, and had appointed C. Kent Jespersen as non-executive Chairman of the Board. These appointments followed the resignation of Paul D. Birch from his offices with the Corporation.

     On September 9, 2003, Geac and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc. (“WF Foothill”), pursuant to which Geac and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a US$50,000,000 revolving line of credit and a US$5,000,000 letter of credit sub-facility. The interest rate payable on advances under the Facility is, at Geac’s option, the prime rate plus 0.50% or LIBOR plus 3.00%. The Facility is secured by substantially all of the assets of Geac and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries. The Facility is available for the working capital needs and other general corporate purposes of Geac and its subsidiaries that are parties to the Loan Agreement.

B.	Business Overview

     Geac combines broad experience and industry-specific knowledge to address a full range of customer needs, including application software, computer hardware and peripheral components, implementation, training, consulting, and customer support. We offer products on a broad range of industry standard hardware and platforms. Geac’s acquisitions strategy has enabled the Corporation to add new products, and to expand into new markets and geographic areas.

     Effective February 1, 2000, Geac’s approach to segmented reporting was modified concurrently with a change in strategic direction to focus on Enterprise Applications Systems. The two reported segments are:

•	Enterprise Application Systems (EAS), which include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management; and

•	Industry Specific Applications (ISA), which include industry-specific mission critical business applications for the real estate, construction, property management, restaurant and human resource marketplaces, as well as a wide range of applications for libraries and public safety administration.

Products and Services

     In addition to the application software products listed below, we offer a broad range of professional services related to our software such as consulting, implementation and integration services, remote application management and training.

Enterprise Application Systems

     Enterprise Applications Systems in FY 2003 accounted for 76.9% of our total revenues, compared to 74.2% in FY 2002. Our EAS group serves large, often global, enterprises, as well as smaller, middle market companies. Our EAS products include cross-industry business applications for accounting, financial administration and human resources functions, as well as ERP systems for manufacturing, distribution and supply chain management.

     Our EAS products are designed to enable our customers to standardize the management of information throughout the enterprise. This facilitates performance comparisons between different sites, offices, countries, product lines, brands, and profit centers. We believe our EAS products help businesses to reduce inventories and working capital and improve productivity and efficiency by providing accurate and flexible reporting, production planning and scheduling systems.

     At April 30, 2003, our EAS group had approximately 5,800 customers, including approximately 50% of the Fortune 100 companies. We provide our EAS solutions to customers in a variety of industries, including apparel, textile and furniture manufacturing and retailing, automotive parts manufacturing, financial services, food and beverage processing and retailing, healthcare and local government administration.

     Depending on the specific product, our EAS systems run on a number of hardware platforms, including mainframe and mid-range computer and client/server architectures, and use industry-standard databases such as IBM’s DB2, Sybase and Microsoft SQL Server.

     Our EAS systems offer simple, consistent user interfaces, flexible reporting options and sophisticated analytical tools, including third party solutions provided by our alliance partners. These reporting and analysis tools enable our customers to analyze information contained within their enterprise management systems as they require. We also design our systems to be easily integrated with our customers’ other business applications, as well as with new, best-of-breed applications as they emerge, enabling our customers to extend the functionality of their Geac enterprise resource planning systems and to maximize the value of their existing information technology investments.

     The Web extensions incorporated in our EAS systems support our customers by facilitating communication and transactions with their customers, suppliers and other business partners. Customers can use the e-commerce functionality offered in our EAS systems to reduce costs and attain more effective management control, while at the same time decentralizing business processes. Our EAS systems are Web-enabled to permit anytime-anywhere browser-based access. As a result, users with Web access can access and input data via the Internet using a standard Web browser. This allows business processes to be made faster and more efficient. For example, our customers can use our Web-enabled self-service applications to:

•	facilitate their sales processes by enabling their customers to check product prices and availability online;

•	allow their employees to update their own personal data in the customer’s employee benefits system, increasing convenience and relieving human resources managers of administrative tasks; and

•	empower their employees to procure necessary goods and services when they need them by using e-procurement features available in our EAS systems.

     Our principal EAS products include:

     E Series and M Series

     Our E Series and M Series products, formerly known as our Expert and Millennium products, are integrated suites of financial, human resource and procurement applications designed to run on mainframe computers, including the IBM S/390 and e-server zSeries. Large and mid-sized enterprises in more than 35 countries, primarily in North America and Europe, use our E Series and M Series products, which are available in English, French and Spanish language versions. The industries that use our E Series and M Series products most widely include financial services, manufacturing, healthcare and education. Seven of the ten largest companies in the Fortune 500 use our E Series or M Series products.

     System21

     System21 is a fully integrated suite of financial, manufacturing, customer service and logistics and service management applications based on the mid-range IBM e-server iSeries (formerly known as AS/400) platform. Our System21 products are used by companies worldwide, particularly in the food and beverage, apparel and shoe manufacturing, automotive parts manufacturing and electronics industries.

     Our experience working with users of our System21 product in these industries have enabled us to tailor our products to the specific needs of customers and, in many cases, to develop industry-specific versions of our System21 product. For example:

•	our System21 Drinks system, widely deployed in the beverage industry, incorporates specialized features required by liquor producers and importers that operate across multiple jurisdictions. These include the ability to handle the complex tax and regulatory requirements that apply to bonded warehouses, and to manage excise tax issues that are specific to the beverage industry.

•	our System21 Style product, a fully integrated distribution and manufacturing solution for the apparel and footwear industries, offers apparel manufacturers and retailers a complete end-to-end solution, with applications that address design, product lifecycle development and definition, sourcing, manufacturing, contract and stock management, customer services, customer relationship management and retail.

     SmartStream

     SmartStream is a suite of financial, procurement and human resource solutions that can be deployed on a local area network or wide area network or on a Web-based infrastructure using the Windows NT or Unix operating systems and Microsoft SQL and Sybase SQL databases in a two-tiered client-server architecture. Hundreds of companies use SmartStream, ranging from large global enterprises to mid-sized and smaller businesses, primarily in

North America and Europe and, to a lesser extent, in the Asia Pacific region and in South America. The industries in which SmartStream is most widely deployed include banking, insurance and other financial services, manufacturing, retail, healthcare, government and education.

     Anael

     Anael solutions is a fully integrated suite of financial, accounting, human resources, e-commerce and customer relationship management applications, consisting of eleven products and services based on the IBM iSeries platform, as well as Windows NT and Windows 2000. As at April 30, 2003, over 2,000 customers, primarily in France, as well as in 40 other French-speaking countries, use Anael solutions.

Industry Specific Applications

     Industry specific applications in FY 2003 accounted for 23.1% of our total revenues, compared to 25.8% in FY 2002.

     We provide software products and related support, maintenance, development and consulting services to meet the specific management and data processing needs of organizations in selected vertical niche markets, including the real estate, restaurant, construction, property management, public safety and library markets.

     Architecture, Electrical and Construction (AEC) Applications

     Our AEC group provides integrated software suites, including project management, job-costing, bidding and estimating, and financial and accounting solutions to engineers, architects and general and specialty trade contractors in the residential and commercial construction business. The AEC group is one of the largest suppliers of construction application software solutions in North America.

     Property Management Applications

     Our Property Management Systems group provides software applications designed to improve productivity in the day-to-day management of residential and commercial buildings. The group’s products, which primarily service the multi-unit residential market, help to monitor traffic and conduct marketing, leasing and rent collection operations. Accounting and financial applications and on-site management tools complete the product offering. New Web-based applications provide easy-to-use and cost effective data collection. Clients include real estate investment trusts, pension funds, insurance companies, property management companies and other real estate investors.

     Human Resource Applications

     Geac TotalHR provides applications for human resource and payroll management. TotalHR software facilitates the processing of employee information and improves the reliability and usability of that information. TotalHR is a client/server-based application that allows customers to manage and evaluate human resource and payroll needs. It has administration and configuration features that address diverse user-group and departmental security and accessibility requirements.

     Residential Real Estate Applications

     Our Interealty Corp. subsidiary provides Web-based information systems, services and products to multiple listing services and real estate brokers primarily in North America. Interealty provides real estate professionals with online multiple listing systems, desktop productivity software, agent web-site development and hosting, and customer relationship management systems. Interealty’s new MLXchange product has advanced, Web-enabled features that can automatically page a real estate broker on her mobile phone when the price is reduced on a property she is watching or when a prospect expresses interest in a listing on the realtor’s web-site.

     Restaurant Applications

     The Restaurant Systems group provides applications to quick-service and table-service restaurants and food service providers designed to improve customer service and to manage production and administrative operations. Applications include point-of-sale, back office reconciliation and inventory control. The group primarily serves franchisers and franchisees of chain restaurant companies. The group’s advanced store management and executive information software systems enable the group’s customers to meet high volume transaction management needs.

     Public Safety Applications

     Our Public Safety Systems group provides computer-aided dispatch and records management systems for emergency services such as law enforcement agencies, fire departments and ambulance service organizations. The group’s systems assist critical services delivery organizations to improve call response times and to disseminate important information to response personnel.

     Library Applications

     Our Libraries Systems group provides automation solutions for public, academic and specialty libraries. The group’s products are able to handle records in different formats and character sets, as well as to provide interconnectivity with other information services. For example, our Vubris Smart library application, developed in conjunction with Brussels Vrije Universiteit and Eindhoven Technische Universiteit, enables libraries to implement a Web-based service to provide users with greater flexibility and interconnectivity with the library’s database.

Distribution of Products

     Complementing its own international distribution organization, Geac has a network of value added resellers (VARs) and distributors delivering Geac solutions to other markets, including the Middle East, Eastern Europe, Africa and Asia. These VARs and distributors are selected for their expertise in meeting the needs of local customers in specific vertical markets.

Competitive Conditions

     Enterprise Application Systems

     Geac’s principal competitors for new EAS license sales, as well as for the replacement of Geac’s installed systems in the EAS market, are Oracle Corp., Lawson Software, PeopleSoft, Inc./J.D. Edwards & Company, SAP AG, and Intentia. These large, well capitalized firms have significantly more resources at their disposal than Geac has, and therefore can invest more in research and development, sales and marketing and can sustain price reductions for longer periods than Geac is able to do. Because competitors can easily penetrate the software market, large, multinational enterprise resource planning vendors have begun targeting mid-sized businesses as their traditional market of large, multinational businesses becomes increasingly mature. In addition current and potential competitors have established, or may in the future establish, co-operative relationships among themselves or with third parties. We expect that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share.

     In the market for maintenance and support of EAS products, Geac competes with third party service providers who support other software vendors’ products. Geac also faces internal competition from the in-house IT departments of Geac’s customers, particularly in industries that are under intense pressure to contain costs, such as the automotive parts manufacturing industry. These customers may choose not to purchase Geac’s maintenance services but rather to support Geac’s EAS products themselves.

     Industry Specific Applications

     Competition in the markets served by the ISA group is generally fragmented and each of Geac’s industry-specific product groups faces competition from numerous sources, ranging from large, publicly traded companies that market a broad range of software products to small, privately held software vendors whose businesses are focused on serving a particular vertical market. Geac’s larger ISA competitors often have significantly greater resources than it does, potentially enabling them to invest more in research and development, sales and marketing and can sustain price reductions for longer periods than Geac is able to do.

     Geac expects increased competition in its ISA segment to come from providers of lower-priced shrink-wrapped software, many of which are large, well-capitalized software companies. Many of these providers are increasingly tailoring their offerings to specific vertical markets, such as the construction industry, as part of an effort to compete with vendors of more expensive integrated applications designed specifically for these industries. In addition, as the market for mid-range enterprise application systems becomes increasingly saturated, providers of general purpose integrated enterprise application systems products are also re-packaging their products and targeting specific vertical markets.

Foreign Operations

     Geac is subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. During FY 2003, Geac derived approximately 3.1% of its total revenue from sales to customers inside Canada, and approximately 49.1% of its total revenue from sales to customers in the U.S. Geac’s most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which Geac’s revenues constituted more than ten percent of its total world-wide revenues during FY 2003.

     Geac has historically reported its results in Canadian dollars. To the extent that Geac made sales denominated in currencies other than Canadian dollars, gains and losses on the conversion of such sales to Canadian dollars contributed to fluctuations in Geac’s business and operating results as reported in Canadian dollars. Beginning with the first quarter of FY 2004, Geac began reporting its results in US dollars. To the extent that Geac makes sales denominated in currencies other than US dollars, gains and losses on the conversion of such sales to US dollars may, in the future, contribute to fluctuations in Geac’s business and operating results as reported in US dollars.

     Other risks Geac faces in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Litigation

     Geac, in the normal course of business, is subject to legal proceedings brought against it and its subsidiaries, including several that are not described below. Such proceedings may be the result of disputes over, among other things, contracts, alleged torts, real estate, insurance, employee relations, or intellectual property.

     In May 2001, Cels Enterprises, Inc. filed a complaint in the United States District Court for the Central District of California against Geac Computer Corporation Limited and its subsidiary Geac Enterprise Solutions, Inc. (“GES”). GES is the successor to JBA Holdings plc, a company acquired by Geac in 1999 (“JBA”). The complaint alleged that JBA software supplied to Cels by Geac was experimental and did not work. The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of US$28.3 million. In August 2003, the jury returned a verdict against GES awarding Cels US$1.8 million in compensatory damages and US$2.3 million in punitive damages, and a judgment was entered. Either party may appeal the judgment. At April 30, 2003, Geac had accrued US$2.0 million in respect of the Cels claim. Geac increased the amount of this reserve to US$4.1 million at July 31, 2003.

     As described in greater detail in the Risk Factors section, Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit which alleges that Extensity, certain of its officers and directors (who are no longer employed by Geac), and the underwriters of its initial public offering in January 2000 violated the federal securities laws of the United States. The parties have submitted a settlement proposal and are awaiting court approval of the proposal. Such approval is expected in late 2003 to early 2004. If the proposed settlement is not approved, in view of the fact that Extensity is a corporate defendant, this action may divert the efforts and attention of Geac’s management and, if determined adversely, could have a material impact on Geac’s business, financial position, results of operations and cash flows.

     On March 21, 2002, Grace Consulting, Inc. (“Grace”), a provider of software maintenance and consulting services, filed a lawsuit against GES and Geac Computer Corporation Limited claiming antitrust violations and seeking approximately US$75 million in damages. Grace alleged that Geac was attempting to monopolize the market for maintenance services in certain Geac products by filing a copyright infringement suit against Grace and by taking other measures to prevent Grace from providing software maintenance services through the infringement of Geac’s copyrights. Geac believes this lawsuit is based on facts and circumstances substantially similar to Grace’s claims in an earlier lawsuit. In 1995, before its acquisition by Geac, Dun & Bradstreet Software Services, Inc. filed a complaint against Grace claiming copyright infringement. Grace asserted counterclaims against Dun & Bradstreet Software Services, Inc. for copyright misuse, tortious interference with contract, and breach of contract. On September 24, 2002, the United States Circuit Court of Appeals for the Third Circuit issued an opinion in Geac’s copyright infringement suit against Grace, finding that Grace’s maintenance services infringed Geac’s copyrights, reinstating Geac’s claims against Grace for misappropriation of trade secrets, and affirming the dismissal of Grace’s counterclaims for copyright misuse, tortious interference with contractual relations, and breach of contract. Grace sought review by the United States Supreme Court, but such review was denied. Grace has ceased doing business. In light of the Third Circuit’s decision, Geac believes that the claims raised in Grace’s March 2002 antitrust action are without merit because the claims raised in that suit were dependent upon Grace’s maintenance services not infringing Geac’s copyrights. However, there can be no assurance that Geac will be successful in defending against these new claims.

     The ultimate outcome of these, and other, matters cannot currently be determined, nor, except as stated above, can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that Geac may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may be material.

C.	Organizational Structure

     The following is a list of the significant subsidiaries of Geac as at April 30, 2003. All the outstanding equity securities of each subsidiary are owned directly or indirectly by Geac, except as noted below:

JURISDICTION

JURISDICTION OF INCORPORATION/
NAME	ORGANIZATION

Geac Canada Limited	Canada
Extensity, Inc.*	Delaware, USA
Geac Computers, Inc.	Missouri, USA
Geac Enterprise Solutions, Inc. (formerly Geac Computer Systems, Inc.	Georgia, USA
Interealty Corp. (formerly Interealty.com Inc.)	Colorado, USA
Extensity Europe Limited	United Kingdom
Geac Software Solutions Limited (formerly Geac Computers (2) Limited	United Kingdom
Geac Computer Systems (UK) Limited	United Kingdom
MAI United Kingdom Limited	United Kingdom
Geac Enterprise Solutions Limited (formerly JBA International Limited )	United Kingdom
Geac Enterprise Solutions Development Limited (formerly JBA Software Products Limited)	United Kingdom
Geac Enterprise Solutions A/S (formerly Geac Style Research & Development A/S)	Denmark
Geac France	France
Geac Enterprise Solutions Deutschland GmbH	Germany
Geac Hungary Asset Management Company Limited	Hungary
Geac Italia S.r.L.	Italy
Geac Computers S.L.	Spain
Geac Computers Pty Ltd.	Australia
Geac Computers (M) Sdn. Bhd.	Malaysia
Geac Computers NZ Limited	New Zealand
Geac Computers Philippines Inc.	Philippines
Geac Computers (Singapore) Pte Ltd	Singapore

* Non-voting redeemable preferred shares having an aggregate redemption price of US$50,000 are held by an unrelated third party.

     Certain subsidiaries have been omitted from the table above, as each accounts for not more than 10% of our consolidated assets at April 30, 2003 and not more than 10% of our consolidated sales for FY 2003, and all of those omitted in the aggregate account for not more than 20% of our total consolidated assets at April 30, 2003 and total consolidated sales for FY 2003.

     In August 2003, Geac, through Conductor Acquisition Corp., an indirect, wholly owned subsidiary organized by Geac under the laws of the State of Michigan for the purpose, acquired all of the outstanding common stock of Comshare, Incorporated, a Michigan corporation.

D.	Property, plant and equipment

     Geac’s corporate headquarters are located in Markham, Ontario, where Geac has occupied space since 1989. Geac currently has a lease for 25,286 square feet of space at 11 Allstate Parkway, Suite 300, Markham, Ontario, for a term expiring April 30, 2005. In addition to Geac’s headquarters, Geac’s business is conducted most significantly from owned offices and facilities in the United Kingdom in Studley, Warwickshire and leased offices and facilities in the United States in Southborough, Massachusetts and Atlanta, Georgia. Geac and its subsidiaries operate 63 other offices and facilities in 22 countries around the world. These offices and facilities are operated under leases of varying duration, with no lease extending beyond 2016.

     In addition, certain Geac subsidiaries own real estate in the United States. Geac Computers, Inc. owns real property in Tampa, Florida and in Nashua, New Hampshire. Interealty Corporation owns property in Decatur, Georgia, which houses a multiple listing book publishing operation.

     The Florida, New Hampshire and Georgia properties are free and clear of liens. The Studley, Warwickshire, United Kingdom property is owned by Geac Computer Systems UK Limited and is currently encumbered by a mortgage granted to the Bank of Scotland.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

     The following management discussion and analysis of results of operations and financial position should be read in conjunction with our audited financial statements and notes for the fiscal years (FY) ended April 30, 2003, 2002 and 2001, included elsewhere in this Annual Report. This discussion contains certain forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. These risks and uncertainties include those discussed in the section entitled “Risk Factors.”

     The financial statements included in this Annual Report are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a Canadian company subject to the Canada Business Corporations Act and to the reporting requirements of the securities regulatory authorities in Canada, Geac is required to prepare and file in Canada financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from US GAAP. Geac’s Canadian GAAP financial statements are not included in this Annual Report. The following management discussion and analysis relates to our US GAAP financial statements included in this Annual Report.

     Our financial statements, including those included in this Annual Report, have historically been stated in Canadian dollars. Beginning with the first quarter of FY 2004, we will report our results in US dollars.

     As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac,” “we,” “our,” or “the Company” refer to Geac Computer Corporation Limited and its consolidated subsidiaries.

Overview

     Geac is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Our solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, time capture, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. We also provide industry specific applications (ISA) tailored to the real estate, restaurant, property management, and construction marketplaces, and for libraries and public safety agencies. In addition to our families of software products, we are a reseller of computer hardware and software, and we provide a broad range of professional services, including application hosting, consulting, implementation services, and training. Headquartered in Markham, Ontario, Canada, Geac employed approximately 2,500 people around the world on April 30, 2003, compared to approximately 3,000 people on April 30, 2002.

     Geac today has a presence in the financial back offices of many of the largest companies in the world. These companies rely on Geac software applications for their financial and operational processing. Our objective is to extend our relationships with these customers and to attract new customers by delivering a suite of software solutions that can be integrated with our enterprise application systems and help our customers improve their business performance.

     We achieved several significant milestones in FY 2003. In view of an expected decline in revenues from our legacy enterprise and certain industry specific applications, we continued to manage our costs in line with revenues. We continued to strengthen our balance sheet, and our cash position increased from $115.4 million at the end of FY 2002 to $128.8 million at the end of FY 2003. In addition, with the acquisition of Extensity, Inc. in the fourth quarter and the release of our new Geac System21 Aurora product, we made significant progress executing on our strategy to deliver a suite of innovative software solutions through a unified application framework, which measure and manage operational and financial processes to improve our customers’ overall business performance.

     In FY 2003 we completed two acquisitions, the most significant being the acquisition of California based Extensity, a leading provider of solutions to automate employee-based financial systems. The acquisition, valued at US$50.3 million (approximately $74.0 million), was completed on March 6, 2003, and was a significant step in the execution of our strategy to expand into the business performance management market. The Extensity business has been integrated into our Enterprise Server business. In addition, effective August 5, 2002, we acquired the IBM e-Server iSeries software assets, customer agreements, and employee base of EBC Informatique, a French hardware and software solutions provider. The transaction was valued at Euros 2.45 million (approximately $3.76 million). EBC Informatique’s iSeries unit was integrated with our Anael Solutions division in France. These acquisitions have been accounted for as purchases, and results for these two businesses are reflected in the EAS segment from the date of acquisition.

     Subsequent to the end of FY 2003, effective August 14, 2003, we acquired Comshare, Incorporated (“Comshare”). Comshare, headquartered in Ann Arbor, Michigan, is a leading provider of corporate performance management (“CPM”) software that helps companies implement and execute strategy. Comshare’s CPM software encompasses planning, budgeting, forecasting, financial consolidation, management reporting and analysis. Comshare launched a new version of MPC, its flagship product, in fall 2002, and version 6.0 is currently in beta-testing. The acquisition was accomplished by way of a cash tender offer for all the outstanding shares of Comshare at a price of US$4.60 per share, followed by a cash merger; and the estimated purchase price, excluding acquisition costs, was approximately US$53.7 million. Along with the acquisition of Extensity, Inc. (“Extensity”), a provider of solutions to automate employee-based financial systems, completed in the fourth quarter of FY 2003, the acquisition of Comshare is a significant step in the execution of our strategy to expand into the business performance management market.

Critical Accounting Policies

     The preparation of our financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. Our estimates are based upon historical experience and on other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual results may differ from these estimates under different assumptions.

     In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. The critical accounting policies discussed below are those that affect our financial statements materially and involve a significant level of judgment by management. Our senior management has reviewed these critical accounting policies and related disclosures with our audit committee. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 2 to our consolidated financial statements.

     Revenue Recognition. We derive revenues from three sources—software, support and services, and hardware. Support and services includes software maintenance and support, training, system implementation, and consulting. Maintenance and support consists of technical support and software upgrades and enhancements. We resell computer hardware and peripherals primarily as a service to certain customers who look to us to provide a complete product solution. Significant management judgments and estimates are involved in determining the revenue recognized in any accounting period. Material differences in the amount and timing of our revenue for any period could result if different judgments were to be made.

     We recognize product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is probable. In bundled arrangements, we allocate revenue to each element of the arrangement based upon vendor specific objective evidence (VSOE). We use a purchase order or a signed contract as evidence of an arrangement for licenses of software and sales of hardware and services. Arrangements with our resellers are evidenced by a master agreement governing the relationship.

     Software is delivered to customers electronically or on a CD-ROM, tape, or diskette, as appropriate. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. Our standard payment terms are generally less than 90 days. In instances where payments are subject to extended payment terms, revenue is deferred until payments become due, which is generally when the payment is received.

We assess collectibility based on a number of factors, including the customer’s past payment history and current credit-worthiness. If we determine that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment.

     When licenses are sold together with hardware, consulting, and implementation services, services revenues are recognized based on percentage of completion. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, we recognize revenue using the percentage of completion method. For time-and-materials contracts, we recognize revenue as services are performed.

     Maintenance and support revenue is recognized ratably over the term of the maintenance contract. Amounts billed in accordance with customer contracts, but not yet earned, are recorded as deferred revenue.

     Valuation of Identifiable Goodwill and Other Intangible Assets. We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

     We review the carrying values of all identifiable goodwill and other intangible assets when conditions arise that indicate that any impairment may have occurred. Examples of these conditions include significant underperformance relative to historical or expected future operating results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization.

     Prior to May 1, 2001, we determined impairment by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future operating cash flows were based upon our best estimate given the facts and circumstances at that time. Impairments in the carrying amount of identifiable intangible assets and goodwill were expensed. Effective May 1, 2001, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Under the new standard, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually, as well as within six months of adopting the new standard. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable goodwill and other intangible assets with indefinite lives will be expensed. As the valuation of identifiable goodwill and other intangible assets requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

     Accounting for Income Taxes. We operate in multiple jurisdictions, and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

     Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance as at April 30, 2003, due to uncertainties related to our ability to utilize some of our income tax assets before they expire. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

     Restructuring. Effective January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. We have rationalized certain facilities and have established reserves against outstanding commitments for leased properties that we have vacated. These reserves are based upon our estimate of future events, such as the time required to sublease the property and the amount of sublease income that might be generated from the date we vacate the property and the expiration of the lease. We have also rationalized certain business operations and have established reserves based upon our estimate of the severance and benefit costs associated with these workforce reductions. These estimates are reviewed based on changes in circumstances. Adjustments to the restructuring charge will be made in future periods, if necessary, should different conditions prevail from those anticipated in our original estimate.

     Accounts Receivable. We estimate the collectibility of our accounts receivable, and we maintain allowances for estimated losses. Management analyzes accounts receivable, historical bad debts, receivable aging, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

     Legal Contingencies. We are from time to time involved in various claims and legal proceedings. Periodically we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is involved in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability relating to our pending claims and litigation and may revise our estimates. Such revisions in estimates of potential liabilities could have a material impact on our results of operations and financial position.

Fiscal year ended April 30, 2003 compared to fiscal year ended April 30, 2002

     Revenue. Revenue for FY 2003 was $623.7 million, compared to $716.5 million for the preceding year. Software license revenue declined by $8.0 million, or 9.6 percent; support and services revenue declined by $80.1 million, or 13.8 percent; and revenue from the sale of computer hardware declined by $4.7 million, or 9.0 percent. Excluding from FY 2002 results $5.2 million in revenue attributable to the publishing software business, which was sold on August 9, 2001, and excluding from FY 2003 results $3.4 million in revenue attributable to the Extensity business, which was acquired on March 6, 2003, total revenue declined by $91.1 million, or 12.8 percent, from $711.3 million in FY 2002 to $620.2 million in FY 2003. Compared to FY 2002, currency fluctuations—primarily attributable to the British Pound Sterling, the U.S. Dollar, and the Euro against the Canadian Dollar—had the effect of reducing revenues by $19.7 million.

     Revenue in the EAS segment in FY 2003 was $479.5 million, compared to $531.3 million in the preceding year. Excluding revenue from the Extensity acquisition, EAS segment revenue declined by $55.2 million, or 10.4 percent, to $476.1 million. EAS software licenses to new and existing customers, in the amount of $62.1 million, declined by $0.6 million from the prior year. A $2.2 million decline in revenue from licenses of client server software systems, primarily our SmartStream and local government systems, was almost entirely offset by a $1.6 million increase in revenue from licenses of our E Series and M Series software systems for mainframe computers. EAS support and services revenue declined by $49.1 million, or 11.5 percent. Of this $49.1 million decline, EAS maintenance revenue — primarily contracted support to customers of our licensed software — declined by $24.4 million, or 8.4 percent. This decline, which was in line with our expectations, was due to attrition in maintenance contract renewals for mainframe ($20.8 million), and client server applications ($9.2 million), which were partially offset by a $5.6 million increase in maintenance contract revenues from our System21 software systems, primarily for mid-range server architectures. Other EAS support and services revenue — primarily professional implementation and training services — declined by $24.7 million, or 18.1 percent. We expect a continuing decline in EAS maintenance revenue. This decline may be offset, to some extent, if we experience an increase in professional services revenue in FY 2004, primarily as a result of the Extensity acquisition. EAS hardware sales revenue declined by $2.0 million, or 5.1 percent, reflecting a $2.8 million decline in hardware sales associated with client server applications, which was partially offset by a $0.8 million increase in mid-range computer hardware sales.

     Revenue in the ISA segment in FY 2003 was $144.2 million, compared to $185.2 million in the preceding year. Excluding $5.2 million in revenue from the publishing software business, which was sold in the first quarter of FY 2002, ISA segment revenue declined by $35.8 million, or 19.9 percent, from $180.0 million in FY 2002 to $144.2 million in FY 2003. Of this $35.8 million decline, $25.3 million is attributable to the Interealty business and reflects the continuing effects of a change in the service and pricing model for the Multiple Listing Service (MLS) application business, as the internet has supplanted more costly virtual private networks, significant price pressure and customer losses in the core MLS application business, and the continuing decline in revenue from the MLS book publishing business, which was expected. Revenue in other ISA businesses declined by $10.5 million, or 10.0 percent, with declines in software systems serving the construction ($6.3 million), restaurants ($2.9 million), and property management ($1.7 million) markets, partially offset by a $0.3 million increase in public safety systems revenue and a $0.1 million increase in library systems revenue.

     Cost of Revenues. Cost of revenues was reduced by $59.5 million, or 18.2 percent, from $326.6 million in FY 2002 to $267.1 million in FY 2003; and gross profit margin (gross profit as a percentage of total revenues) increased from 54.4 percent in FY 2002 to 57.2 percent in FY 2003. Cost of software license revenues was reduced by $1.4 million, or 12.2 percent, as lower revenues from resellers of our industry-specific applications have resulted in lower costs of reseller software sales. Costs of support and services, which consist primarily of personnel and related costs, were reduced by $56.1 million, or 20.5 percent; and support and services margins increased from 53.0 percent to 56.6 percent. Hardware costs were reduced by $2.0 million, or 4.9 percent; and hardware margins declined from 19.1 percent to 15.5 percent, primarily as a result of a low margin $3.1 million hardware sale to a single customer in the first quarter of FY 2003.

     Operating Expenses. Operating expenses were $267.9 million, compared to $322.1 million last year.

•	Sales and marketing expenses were reduced by $3.0 million, or 3.2 percent, primarily as a result of restructuring efforts, and sales and marketing expenses as a percentage of revenues increased from 13.0 percent in FY 2002 to 14.5 percent in FY 2003. This increase in the percentage of revenues reflects investments in personnel and related sales and marketing costs intended to drive increased new license revenue in certain businesses in the coming year.

•	Product development expenses were reduced by $24.5 million, or 26.4 percent, and product development expenses as a percentage of revenues were reduced from 13.0 percent in FY 2002 to 10.9 percent in FY 2003. This reduction reflects the maturity of our mainframe back office financial applications, the completion of major development projects for mid-range and client-server applications, and the consolidation of Extensity application development with existing Geac application development. Product development expenses are projected to increase over the course of the next year.

•	General and administrative expenses increased by $1.5 million, or 1.7 percent; and general and administrative expenses as a percentage of revenues increased from 12.3 percent in FY 2002 to 14.4 percent in FY 2003. The net $1.5 million increase is attributable to a $2.9 million reduction in the provision for doubtful accounts in FY 2002; an increase of $6.2 million in professional fees; an increase of $1.2 million in insurance costs; a $2.6 million adjustment in the second quarter of FY 2003 to increase the amortization of property, plant, and equipment to more accurately reflect the valuation of acquired assets; and $1.6 million in restructuring costs in excess of the amounts that had been accrued in the fourth quarter of FY 2002, net of a $13.0 million reduction in other general and administrative expenses. As a result of the consolidation of back office finance and accounting operations in North America, which was completed in FY 2003, and in Europe, which is expected to be completed by the end of the first quarter of FY 2004, general and administrative expenses as a percentage of revenues are expected to be reduced over the course of the next fiscal year.

     Net Restructuring and Other Unusual Items. Net restructuring and other unusual items were $5.2 million in FY 2003, compared to $45.9 million last year. The $5.2 million in net restructuring and other unusual items in FY 2003 included a $5.0 million provision for the settlement of legal claims, a $3.5 million pre-tax provision for premises rationalization, and a $2.8 million charge for severance relating to the restructuring of our North American operations. The restructuring of these operations reflects management’s decision to consolidate certain development, sales and marketing, and support and services operations into similar operations acquired in the Extensity acquisition. These charges were partially offset by a net $6.1 million reversal of accrued liabilities and other provisions related to acquisitions and restructuring, which were recorded in prior years and which were no longer required. This $6.1 million reversal includes $3.9 million for severance and premises rationalization related to last year’s restructuring of the business, including $2.4 million related to premises rationalization and $1.5 million for severance costs not required as a result of changes in the original plan and employee attrition during the year. In addition, net restructuring and other unusual items reflects a net release of $2.2 million primarily related to restructuring and acquisition-related provisions on certain FY 2000 acquisitions, which are no longer required for their originally intended purposes.

     In FY 2002, the $45.9 million in net restructuring and other unusual items included a $34.8 million pre-tax provision for severance, premises rationalization and other costs related to the restructuring of the business; a $5.1 million write-down of assets; a $5.3 million net provision for the settlement of legal claims, primarily related to our acquisition of JBA Holdings plc; a $4.7 million charge for strategic planning costs; and a $2.9 million charge for unamortized financing costs of a credit facility that, in light of our improved cash position, we terminated in March 2002 to avoid additional costs. These charges were partially offset by a net $6.9 million reversal of excess accrued liabilities and other provisions relating to acquisitions and restructuring, which were recorded in prior years and which were no longer required.

     Goodwill Impairment. In connection with the annual review of the carrying value of goodwill, we recorded a $12.5 million goodwill write-down in the fourth quarter of FY 2003 relating to the Interealty business, based on revised future estimates of its likely performance given the deterioration of results compared to budget expectations. This represented the full amount of goodwill on our balance sheet for the Interealty business. This goodwill write-down had the effect of reducing earnings per diluted share by $0.15 for the fourth quarter of FY 2003 and by $0.15 for the full year. No goodwill impairment was recorded in FY 2002.

     Amortization of Intangible Assets. Amortization of intangible assets, primarily acquired software, was $1.6 million in FY 2003, compared to $1.7 million in FY 2002.

     Interest Income and Expense. Net interest income in FY 2003 was $1.3 million, compared to net interest expense of $1.6 million in FY 2002. This change reflects a $2.9 million reduction in interest expense, which was primarily attributable to the repayment of $39.5 million in bank indebtedness in the first two quarters of FY 2002.

     Other Income (Expense). Other expense of $2.6 million in FY 2003 included a $4.2 million loss on foreign exchange, net of $0.9 million in investment income and a $0.7 million gain on the sale of fixed assets. Of the total $4.2 million loss on foreign exchange in FY 2003, $6.2 million was incurred in the fourth quarter and was partially offset by a gain of $2.0 million through the first three quarters of FY 2003. Other income of $0.9 million in FY 2002 was composed of a $0.6 million gain on foreign exchange and a $0.3 million gain on the sale of fixed assets.

     Income Taxes. The provision for income taxes was $33.3 million in FY 2003, compared to $30.1 million in FY 2002. Our effective tax rate for FY 2003 was 40 percent. Of the total $33.3 million provision for income taxes recorded in FY 2003, $25.6 million reflects utilization of income tax assets, and $7.7 million represents cash taxes. Of the total $30.1 million provision for income taxes recorded in FY 2002, $9.9 million reflects utilization of income tax assets, and $20.2 million represents cash taxes.

     Compared to FY 2002, currency fluctuations — primarily attributable to the British Pound Sterling, the U.S. Dollar, and the Euro against the Canadian Dollar — had the effect of reducing revenues by $19.7 million and reducing net income by $1.6 million, or $0.02 per diluted share.

Fiscal year ended April 30, 2002 compared to fiscal year ended April 30, 2001

     Revenue. Revenue for FY 2002 was $716.5 million, compared to $836.4 million for the preceding year. Excluding from both periods revenue attributable to the publishing software business, which was sold on August 9, 2001, and the hotel software business, which was sold on March 31, 2001, total revenue declined by $91.2 million, or 11.4 percent, from $802.5 million in FY 2001 to $711.3 million in FY 2002. Software license revenue declined by $3.2 million, or 3.7 percent; support and services revenue declined by $66.9 million, or 10.4 percent; and revenue from the sale of computer hardware declined by $21.1 million, or 28.8 percent.

     Revenue in the EAS segment was $531.3 million, compared to $596.6 million last year. EAS software licenses to new and existing customers declined by $2.4 million, or 3.7 percent. A $10.6 million decline in JBA software licenses was partially offset by a $4.5 million increase in main frame license revenues and a $3.7 million increase in client server license revenues, primarily attributable to license sales of Geac’s Pathway local government systems in the Asia Pacific region. EAS support and services revenue declined by $51.9 million, or 10.8 percent. Of this $51.9 million decline, EAS maintenance revenue - primarily contracted support to customers of our licensed software - declined by $25.9 million, or 8.1 percent. This decline was expected and is due to attrition in maintenance contract renewals for mainframe ($15.2 million), client server ($6.9 million), and JBA ($3.8 million) applications. Other EAS support and services revenue - primarily professional implementation and training services - declined by $26 million, or 15.9 percent. Reflecting market conditions, EAS hardware sales revenue declined by $11.0 million, or 21.5 percent, with $7.9 million of this decline attributable to hardware sales associated with client server applications.

     Revenue in the ISA segment was $185.2 million, compared to $239.7 million in FY 2001. Of this total $54.5 million decline, $17.4 million in revenue is attributable to the publishing software business, which was sold in the first quarter of FY 2002, and $11.1 million is attributable to the hotel software business, which was sold in the fourth quarter of last year. Excluding revenue from the publishing and hotel software businesses, total ISA revenue declined by $25.8 million, or 12.6 percent, from $206.0 million in FY 2001 to $180.0 million in FY 2002. Revenue declines in Interealty ($14.3 million), restaurant systems ($9.2 million), and library systems ($7.4 million), were partially offset by revenue increases in businesses serving public safety agencies ($3.3 million) and the property management industry ($4.2 million). The decline in Interealty revenues reflects significant price pressure in the core multiple listing service application business; the continuing decline in revenue from the MLS book publishing business, which was expected; and the slow adoption of Interealty’s MLXchange product, which integrates listing management, lead capture, and client management technology. Our restaurant software business was adversely affected by the downturn in the hospitality industry in the second half of FY 2002. The decline in library systems revenue reflects discontinuation of a third party data subscription service and delays in the release of Vubis Smart, our next generation Internet-based information management system, which was introduced in April 2002. Partially offsetting revenue declines in other ISA businesses, public safety systems revenue increased by $3.3 million as a result of increased software maintenance revenue and a single large implementation of our graphical interface police computer aided dispatch (CAD) system; and property management systems revenue increased by $4.2 million, reflecting increasing market adoption of our next generation, Internet-based, multi-family real estate management software.

     Cost of Revenues. Cost of revenues was reduced by $96.1 million, or 22.7 percent, from $422.7 million in FY 2001 to $326.6 million in FY 2002; and gross profit margin (gross profit as a percentage of total revenues) increased from 49.5 percent in FY 2001 to 54.4 percent in FY 2002. Cost of software license revenues, primarily royalties paid to vendors of third-party software, was reduced by $4.2 million, or 26.8 percent. Costs of support and services, which consist primarily of personnel and related costs, were reduced by $73.1 million, or 21.1 percent; and support and services margins increased from 48.4 percent to 53 percent, primarily as a result of improved utilization rates. Hardware costs were reduced by $18.8 million, or 30.9 percent, in line with hardware revenues.

     Operating Expenses. Operating expenses were $322.1 million, compared to $760.4 million last year. Sales and marketing expenses were reduced by $31.4 million, or 25.2 percent; product development expenses were reduced by $24.5 million, or 20.9 percent; and general and administrative expenses were reduced by $14.2 million, or 13.8 percent. These reductions reflect ongoing efforts to keep costs in line with revenues.

     Sales and marketing expenses as a percentage of revenues were reduced from 14.8 percent to 13.0 percent; product development expenses were reduced from 14.0 percent to 12.9 percent; and general and administrative expenses increased from 12.3 percent to 12.4 percent. The year over year increase in general and administrative expenses as a percentage of revenues is primarily attributable to increased professional fees, composed of both strategic consulting and legal fees.

     Net Restructuring and Other Unusual Items. Net restructuring and other unusual items were $45.9 million in FY 2002, compared to $295.9 million last year, which included a write down of CDN$171.3 million of goodwill and CDN$81.5 million of acquired software primarily related to the acquisition of JBA. The $45.9 million in net restructuring and other unusual items in FY 2002 included a $34.8 million pre-tax provision for severance, premises rationalization and other costs related to the restructuring of the business; a $5.1 million write down of assets; a $5.3 million net provision for the settlement of legal claims primarily related to the JBA acquisition; a $4.7 million charge for strategic planning costs; and a $2.9 million charge for unamortized financing costs of a credit facility that, in light of our improved cash position, we terminated in March 2002 to avoid additional costs. These charges were partially offset by a net $6.9 million reversal of excess accrued liabilities and other provisions relating to acquisitions and restructuring, which were recorded in prior years and which were no longer required.

     Amortization of Goodwill. Effective May 1, 2001, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under the new standard, goodwill and other intangible assets with an indefinite life are no longer amortized, but are tested for impairment annually. We completed a goodwill impairment review in the first quarter of FY 2002 and again in the fourth quarter of FY 2002 and found no impairment. Accordingly, there were no charges for amortization of goodwill in FY 2002, compared to $58.1 million in FY 2001. Amortization of other intangible assets, primarily acquired software, was $1.7 million in FY 2002, compared to $61.8 million in FY 2001. This reduction reflects the write down of JBA software in the third quarter of FY 2001.

     Net Interest Expense. Net interest expense was reduced from $12.6 million in FY 2001 to $1.6 million in FY 2002. This $11.0 million reduction is attributable to the reduction in bank indebtedness, which stood at $39.4 million on April 30, 2001, and which was completely repaid in the second quarter of FY 2002.

     Income Taxes. As a result of increased profitability, the provision for income taxes was $30.1 million in FY 2002, compared to a recovery of $32.9 million in FY 2001. Our effective tax rate for FY 2002 was 41.7 percent. Of the total $30.1 million provision for income taxes recorded in FY 2002, $9.9 million reflects utilization of income tax assets, and $20.2 million represents cash taxes.

B. Liquidity and Capital Resources

     At April 30, 2003, cash and cash equivalents totaled $128.8 million, compared to $115.4 million at April 30, 2002. Excluding from the total at April 30, 2003, a reduction of $5.5 million from the effect of foreign exchange rates, cash and cash equivalents increased by $18.9 million during FY 2003.

     Cash provided by operating activities, including the effects of changes in both non-cash working capital and deferred revenue, was $43.2 million in FY 2003, compared to $82.9 million in FY 2002. Non-cash working capital was reduced by $38.6 million, primarily as a result of a reduction in accounts payables and accrued liabilities. In the corresponding period last year, non-cash working capital increased by $60.0 million, primarily attributable to increases in receivables, prepaid expenses, accounts payable and accrued liabilities.

     Net cash outflows from investing activities totaled $34.5 million in FY 2003, compared to $6.2 million in FY 2002, and included $33.7 million for acquisitions, net of cash acquired, and $2.7 million for additions to property, plant, and equipment, offset by an increase of $1.9 million in restricted cash and cash equivalents.

     Net cash inflows from financing activities were $10.2 million in FY 2003, including $13.9 million from the exercise of five million purchase warrants at $2.75 per warrant and from the sale of common shares under the common share Company’s Employee Stock Purchase Plan (ESPP), partially offset by $3.7 million used for repayment of long-term debt. Net cash inflows of $5.2 million in FY 2002 included $24.8 million in net proceeds from the sale of six million common shares on September 27, 2001, and $17.9 million in net proceeds from the first quarter sale of 10 million special warrants at a price of $2.00 per special warrant. Each special warrant was exercisable for one common share plus one half of a common share purchase warrant. The special warrants were fully exercised on August 1, 2001. Each full purchase warrant entitled the purchaser to acquire one common share of Geac for $2.75 at any time within 18 months of June 29, 2001, and all five million purchase warrants were exercised in FY 2003. In total, the FY 2002 net issuance of common shares and special warrants generated $43.1 million, which was used to fund working capital requirements and to repay bank indebtedness.

     Accounts receivable, other and unbilled receivables at year end totaled $88.0 million, compared to $85.6 million at the end of FY 2002. This net $2.4 million increase includes the effects of a $4.2 million increase due to changes in foreign exchange

     Prepaid expenses, which are composed of deposits, prepaid maintenance, insurance, and prepaid royalties, increased by $1.0 million, from $16.0 million at the end of FY 2002 to $17.0 million at the end of FY 2003. This increase is primarily due to $0.8 million in prepaid expenses, which were assumed in the Extensity acquisition, and a $0.5 million increase attributable to changes in foreign exchange rates, net of a $0.3 million reduction in the prepaid expenses of our U.S. based businesses.

     Accounts payable and accrued liabilities were $136.2 million at the end of FY 2003, compared to $170.3 million at the end of FY 2002. This $34.1 million reduction includes a $19.6 million reduction in trade payables, a $6.0 million reduction in accrued professional fees and legal costs, a net $5.5 million reduction in accrued restructuring charges, a $2.2 million reduction in tax-related liabilities, and a $1.2 million reduction in compensation related accruals, net of an aggregate $0.4 million increase in other items. The net $5.5 million reduction in accrued restructuring charges includes a reduction of $22.2 million in the balance as of April 30, 2002, and a net release of $3.9 million in prior year restructuring provisions that are no longer required, offset by a $10.2 million increase in restructuring associated with the Extensity acquisition, a $3.7 million provision for premises rationalization, and a $6.8 million charge for severance related to the restructuring of our operations.

     Deferred revenue is composed of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement — normally one year — and deferred professional services revenue, which is recognized as such services are performed. Deferred revenue declined by $22.2 million, from $198.0 million at the end of FY 2002 to $175.8 million at the end of FY 2003. Excluding a $6.5 million increase in deferred revenue at April 30, 2003, associated with Extensity and a $5.7 million reduction associated with foreign exchange, deferred revenue declined by $23.0 million, which was primarily due to attrition in maintenance and support contracts.

     Long-term debt at April 30, 2003, including the current portion, was $9.1 million, compared to $11.9 million at April 30, 2002. Excluding the effect of changes in foreign exchange rates, which had the effect of increasing the April 30, 2003 balance by $0.9 million, long-term debt was reduced by $3.7 million.

Commitments and Contingencies

     Geac does not have derivative financial instruments or any equity interests in unconsolidated companies or any other business arrangements related to the foregoing, which would have a material effect on the assets and liabilities of Geac at April 30, 2003.

     As disclosed in note 13 to the audited consolidated financial statements included in this Annual Report, Geac has commitments that, in accordance with US GAAP, are not reflected in its balance sheet. These commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on Geac’s behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers. Geac does not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on its assets and liabilities at April 30, 2003.

     Geac, in the normal course of business, is subject to legal proceedings brought against it and its subsidiaries, including several that are not described below. Such proceedings may be the result of disputes over, among other things, contracts, alleged torts, real estate, insurance, employee relations, or intellectual property.

     In May 2001, Cels Enterprises, Inc. filed a complaint in the United States District Court for the Central District of California against Geac Computer Corporation Limited and its subsidiary Geac Enterprise Solutions, Inc. (“GES”). GES is the successor to JBA Holdings plc, a company acquired by Geac in 1999 (“JBA”). The complaint alleged that JBA software supplied to Cels by Geac was experimental and did not work. The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of US$28.3 million. In August 2003, the jury returned a verdict against GES awarding Cels US$1.8 million in compensatory damages and US$2.3 million in punitive damages, and a judgment was entered. Either party may appeal the judgment. At April 30, 2003, Geac had accrued US$2.0 million in respect of the Cels claim. Geac increased the amount of this reserve to US$4.1 million at July 31, 2003.

     As described in greater detail in the Risk Factors section, Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit which alleges that Extensity, certain of its officers and directors (who are no longer employed by Geac), and the underwriters of its initial public offering in January 2000 violated the federal securities laws of the United States. The parties have submitted a settlement proposal and are awaiting court approval of the proposal. Such approval is expected in late 2003 to early 2004. If the proposed settlement is not approved, in view of the fact that Extensity is a corporate defendant, this action may divert the efforts and attention of Geac’s management and, if determined adversely, could have a material impact on Geac’s business, financial position, results of operations and cash flows.

     On March 21, 2002, Grace Consulting, Inc. (“Grace”), a provider of software maintenance and consulting services, filed a lawsuit against GES and Geac Computer Corporation Limited claiming antitrust violations and seeking approximately US$75 million in damages. Grace alleged that Geac was attempting to monopolize the market for maintenance services in certain Geac products by filing a copyright infringement suit against Grace and by taking other measures to prevent Grace from providing software maintenance services through the infringement of Geac’s copyrights. Geac believes this lawsuit is based on facts and circumstances substantially similar to Grace’s claims in an earlier lawsuit. In 1995, before its acquisition by Geac, Dun & Bradstreet Software Services, Inc. filed a complaint against Grace claiming copyright infringement. Grace asserted counterclaims against Dun & Bradstreet Software Services, Inc. for copyright misuse, tortious interference with contract, and breach of contract. On September 24, 2002, the United States Circuit Court of Appeals for the Third Circuit issued an opinion in Geac’s copyright infringement suit against Grace, finding that Grace’s maintenance services infringed Geac’s copyrights, reinstating Geac’s claims against Grace for misappropriation of trade secrets, and affirming the dismissal of Grace’s counterclaims for copyright misuse, tortious interference with contractual relations, and breach of contract. Grace sought review by the United States Supreme Court, but such review was denied. Grace has ceased doing business. In light of the Third Circuit’s decision, Geac believes that the claims raised in Grace’s March 2002 antitrust action are without merit because the claims raised in that suit were dependent upon Grace’s maintenance services not infringing Geac’s copyrights. However, there can be no assurance that Geac will be successful in defending against these new claims.

     The ultimate outcome of these, and other, matters cannot currently be determined, nor, except as stated above, can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that Geac may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may be material.

Adoption of New Accounting Pronouncements

     Effective May 1, 2001 Geac adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value. Prior to May 1, 2001, goodwill was amortized on a straight-line basis over the estimated periods of benefit not exceeding ten years. The new standard has been applied on a prospective basis.

     Effective January 1, 2003, Geac adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of FAS 146 are effective for exit or disposal activities initiated after December 31, 2002.

     Effective January 1, 2003, Geac adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others — an interpretation of FASB 5, 57 and 107 and in rescission of FASB Interpretation No. 34” (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation has been applied on a prospective basis.

     Effective May 1, 2003, Geac adopted EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.” This Issue requires that out-of-pocket expenses be characterized as revenue in the income statement. In previous years these reimbursements had been characterized as a reduction of expenses incurred. The Issue has been applied retroactively and comparative figures restated.

C. Research and Development, Patents and Licenses, etc.

     Geac has historically developed products through a consultative process with existing and potential customers. Geac expects that continued dialogue will result in incremental enhancements to existing products and the development of new products. Geac intends to support product development through a combination of internal development, strategic partnerships with other software providers, and acquisitions of suitable businesses and product lines.

     Consistent with the growth of Geac’s business through acquisitions, Geac’s product development strategy has historically been decentralized, with separate product development centres devoted to each product, in some cases in more than one geographical region. However, Geac intends increasingly to organize its product development efforts by product line rather than operating multiple regional development centres. At April 30, 2003, we had 448 product development personnel and 15 development centres in the metropolitan areas of Atlanta, Nashua, Emeryville, Southborough, Markham, Vancouver, Paris, Studley, Tampa, Houston, Brussels, Hertogenbosch, Villingen, Adelaide and Sydney.

     Product development expenses, net of government grants and other amounts recoverable, are expensed as incurred. Research and development costs included in product development were $26.0 million in FY 2003 and $36.0 million in FY 2002.

     Geac has relied, and expects to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect its proprietary rights. Despite Geac’s efforts to protect its proprietary rights in its intellectual property and that of other companies Geac may acquire, unauthorized parties may attempt to copy aspects of its products or to obtain information it regards as proprietary. Policing unauthorized use of Geac’s technology, if required, may be difficult, time consuming, and costly. Geac’s means of protecting its technology may be inadequate.

     Third parties may apply for patent protection for processes that are the same as or similar to Geac’s processes or for products that use the same or similar processes as Geac’s products. Despite Geac’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or services or to obtain and to use information that Geac regards as proprietary. Third parties may also independently develop similar or superior technology without violating Geac’s proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

     Geac believes that trademark protection is an important factor in establishing product recognition. Geac’s inability to protect its trademarks from infringement could result in injury to any goodwill, which may be developed in its trademarks. Moreover, Geac may be unable to use one or more of its trademarks because of successful third-party claims.

D. Trend Information

     For a discussion of the most significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Geac’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, see management’s discussion and analysis of results of operations and financial position included in Item 5.A, “Operating Results.”

E. Off-Balance Sheet Arrangements

     Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

F. Tabular Disclosure of Contractual Obligations

     Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     The following are the directors and executive officers of Geac, their principal occupations and municipalities of residence.

Directors

Name and		First Year	Present
Municipality of Residence	Date of Birth	as a Director	Principal Occupation

Thomas I.A. Allen, Q.C. (1) (3)	April 8, 1940	1999	Senior Partner
Toronto, Ontario			Ogilvy Renault, law firm

David Friend	February 6, 1948	2001	Partner
Boston, Massachusetts			Orchid Partners, venture capital firm

C. Kent Jespersen (1) (2)	January 5, 1946	2001	Chairman
Calgary, Alberta			La Jolla Resources International Ltd., business advisory and investment company

Charles S. Jones	March 5, 1948	1997	President and Chief Executive
Bedford Hills, New York			Officer of Geac

Pierre MacDonald (1) (2)	June 19, 1936	1999	Chairman and Chief Executive Officer
Verdun, Quebec			MacD Consult Inc., consulting firm

Michael D. Marvin (2)	December 4, 1945	2001	Chairman Emeritus
Menards, New York			MapInfo Corporation, software technology company

William G. Nelson (1) (3)	May 26, 1934	1988	Chairman
Bala Cynwyd, Pennsylvania			Harris Business Group, Inc., software technology company

Robert L. Sillcox (1) (3)	September 15, 1931	2001	Chairman
King City, Ontario			Quant Investment Strategies Inc., investment firm

(1)	Member of the Audit Committee

(2)	Member of the Human Resources and Compensation Committee

(3)	Member of the Corporate Governance Committee

Executive Officers

Name and Municipality of
Residence	Date of Birth	Office currently held

Hema Anganu	February 26, 1961	Treasurer
Toronto, Ontario

Donna de Winter(1)	February 25, 1964	Vice President and Corporate Controller
Richmond Hill, Ontario

Arthur Gitajn(1)	July 22, 1952	Chief Financial Officer
Toronto, Ontario

Charles S. Jones	March 5, 1948	President and Chief Executive Officer
Bedford Hills, New York

Name and Municipality of
Residence	Date of Birth	Office currently held

Joyce Koenig	April 4, 1957	Vice President, Strategic Financial Analysis
Maynard, Massachusetts

James J. McDevitt	May 24, 1959	Vice President and General Manager,
Alpharetta, Georgia		Industry Specific Applications

Bertrand Sciard Neuilly Sur Seine, France	March 18, 1953	Senior Vice President, Geac Computer Corporation Limited; Managing Director, Geac Enterprise Solutions, Europe

John L. Sherry, III	April 17, 1955	Senior Vice President, Marketing and
Wayland, Massachusetts		Strategic Alliances

Jeffrey Snider	April 8, 1964	Senior Vice President and General Counsel
Newton, Massachusetts

Craig C. Thorburn	July 13, 1960	Senior Vice President, Mergers &
Toronto, Ontario		Acquisitions, and Corporate Secretary

James M. Travers	July 6, 1951	Senior Vice President and President, Geac
Alpharetta, Georgia		Americas

Timothy J. Wright	December 27,	Senior Vice President, Chief Technology
Lexington, Massachusetts	1964	Officer and Chief Information Officer

(1)	Effective November 4, 2003, Ms. de Winter will succeed Mr. Gitajn as Chief Financial Officer.

     During the past five years, each of the directors and officers has held his/her present principal occupation or held his/her present office within the Corporation with the exception of the following:

Thomas I. A. Allen, Q.C. was first elected to the Board of Directors of the Corporation in September 1999. He is the Chairman of the Accounting Standards Oversight Council of Canada and is a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc., and Unisphere Waste Conversion Limited.

Hema Anganu, prior to her appointment as Treasurer in September 1999, was Director, Financial Reporting & Analysis (1998-1999), Controller, Corporate Finance (1996-1998) and Manager, Corporate Finance (1991-1996) of the Corporation.

Donna de Winter has served as Geac’s Vice President and Corporate Controller since August 2003. On October 15, 2003, Geac announced that Ms. de Winter would assume the role of Chief Financial Officer effective as of November 4, 2003. Prior to joining Geac, Ms. de Winter served from November 2000 to July 2003 as Vice President, Finance and Administration at Platform Computing Corporation (“Platform”), an independent developer of software for grid computing. Prior to joining Platform, Ms. de Winter served from February 2000 as Vice President, Finance at Digital Processing Systems Inc. (“DPS”), a public company, until its acquisition by Leitch Technology Corporation in October 2000. DPS was a manufacturer of hardware and software for the creation, manipulation and distribution of broadcast-quality video used by television networks and cable companies. From 1992 to February 2000, Ms. de Winter served as Corporate Controller and then Chief Financial Officer of Polyphalt Inc., a technology company that develops and commercializes novel polymer modified asphalt products and technology.

David Friend has been one of the Corporation’s Directors since October 2001. Mr. Friend is a Partner with Orchid Partners, a venture capital firm. Mr. Friend is also the Chairman of Sonexis, Inc. (“Sonexis”), a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation (“FaxNet”), a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Corp. (“HealthGate Data”), a provider of e-Health Internet solutions for hospitals and healthcare enterprises.

Arthur Gitajn, prior to his appointment as Chief Financial Officer in November 2001, was Vice President and Corporate Controller of Geac from May 2001 to November 2001 and, prior to that, was Vice President, Finance for North American Verticals from February 1999 to April 2001. Prior to joining the Corporation, he was Director of Financial and Information Technology Services for the City of Alexandria, Virginia.

C. Kent Jespersen was first elected to the Board of Directors of the Corporation in October 2001. Mr. Jespersen has served as the Chairman of the Corporation’s Board of Directors since July 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Ltd. and is Chairman Emeritus of the Institute of the Americas of La Jolla, California. He also serves as a director of Telesystems International Wireless Inc., Axia NetMedia Corporation, Bow Valley Energy Ltd., and Matrikon, Inc.

Charles S. Jones was first elected to the Board of Directors of the Corporation in September 1997. Mr. Jones served as non-executive Chairman of the Corporation’s Board of Directors from November 2000 until December 2001 and as Executive Chairman of the Corporation’s Board of Directors from December 2001 until July 2003. Mr. Jones was appointed the President and Chief Executive Officer of the Corporation in July 2003. Mr. Jones is also the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he has worked since 1984. Currently, Mr. Jones serves as a director of Farrel Corporation and a number of diverse companies, from an industrial equipment manufacturer to a computer games designer and publisher.

Joyce Koenig has served as Geac’s Vice President, Strategic Financial Analysis, since joining the Corporation in January 2002. Previously, Ms. Koenig worked at MRO Software, Inc., a U.S. based global software application developer and marketer, as Director, Financial Analysis & Purchasing, from 1996 to 2001.

Pierre MacDonald was first elected to the Board of Directors of the Corporation in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. Since May 2000, Mr. MacDonald has served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of Export Development Corporation in August 1995. He also serves as a director of Aeterna Laboratories Inc., AIM Canada Fund Inc., AIM Global Fund Inc., Slater Steel Inc. and Sodisco-Howden Group Inc.

Michael D. Marvin was appointed to the Board of Directors of the Corporation in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation (“MapInfo”), a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001.

James J. McDevitt has served as Geac’s Vice President and General Manager, Industry Specific Applications since December 2002. From July 2000 until December 2002 Mr. McDevitt served as chief financial officer of Clarus Corporation, a procurement solutions provider. Prior to working at Clarus Corporation, Mr. McDevitt held numerous financial and management positions since August 1997 with Geac Enterprise Solutions.

William G. Nelson was first elected to the Board of Directors of the Corporation in September 1988. He served as Chairman of the Corporation’s Board of Directors from June 1996 to October 2000, and as the Corporation’s President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving e-Business trading networks, HealthGate Data, and Catalyst International Inc., a global provider of software and services for warehouse management. Mr. Nelson is also a partner with Orchid Partners, a venture capital firm.

Bertrand Sciard has been Geac’s Managing Director, Geac Enterprise Solutions, Europe since he joined the Corporation in 1999 in connection with the Corporation’s acquisition of JBA Holdings plc (“JBA”). In October 2003, Mr. Sciard was appointed to the additional office of Senior Vice President of Geac Computer Corporation Limited. Mr. Sciard served as Managing Director at JBA from 1997 to 1999. From 1994 to 1997, Mr. Sciard served as Chief Executive Officer of Presys Instruments, Inc. (“Presys”). Prior to his work at Presys, Mr. Sciard spent 17 years at IBM where he held a variety of senior international positions, most recently Commercial Director.

John L. Sherry, III has served as Geac’s Senior Vice President, Marketing and Strategic Alliances since February 2002. Prior to joining the Corporation, he served in 2001 as Senior Vice President, Marketing and Business Development for ViryaNet, a publicly held software company providing workforce management solutions for field service operations. From 1999 to 2001, Mr. Sherry served as Vice President, Marketing for Excelergy, a venture backed company providing software to the deregulating energy and utilities industries. From 1996 to 1999, he served as Executive Director of Marketing for the Kenan Systems unit of Lucent Technologies.

Robert L. Sillcox was appointed to the Corporation’s Board of Directors in August 2001. Mr. Sillcox is the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He has held this position since he co-founded the firm in 1998. Mr. Sillcox is currently also a director of the Bank of China (Canada), a Canadian chartered bank, Glenmount International, L.P.I., an industrial technology private equity partnership, and HelpCaster Technologies Inc., a software technology company.

Jeffrey Snider has served as Geac’s Senior Vice President and General Counsel since August 2003. Prior to joining Geac, Mr. Snider was of counsel to Mintz, Levin from 2002 to July 2003. Prior to joining Mintz, Levin, Mr. Snider served as Senior Vice President and General Counsel for Lycos, Inc., an internet company, from 1997 to 2002. From 1989 to 1997 Mr. Snider was with the law firm Hutchins, Wheeler & Dittmar, first as an associate, then as a member.

Craig C. Thorburn has served as Geac’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary since December 2001. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993, and where he continues his practice involving mergers and acquisitions, and business and regulatory law. Mr. Thorburn is also a director of Vivendi Universal Exchangeco Inc.

James M. Travers has served as Geac’s Senior Vice President, and President, Geac Enterprise Solutions Americas since August 2002. Before joining Geac, Mr. Travers served from December 2000 to April 2001 as Interim President and Chief Executive Officer of Agillion, Inc., a provider of real-time customer collaboration and content management solutions. From January 1995, until it was acquired by Peregrine Systems in June 2000, Mr. Travers served in several senior management positions, most recently as President and Chief Executive Officer with Harbinger Corporation, a provider of e-commerce solutions.

Timothy J. Wright has served as Geac’s Senior Vice President, Chief Technology Officer and Chief Information Officer since January 2003. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a major provider of Internet access and content to several million subscribers world-wide. Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a major provider of consumer and education software, until it was acquired by Mattel in 1999.

     As of August 29, 2003, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 1,954,993 common shares of the Corporation representing approximately 2.3% of the Corporation’s outstanding shares.

B. Compensation

     The following table sets out information concerning the compensation earned from Geac and any of Geac’s subsidiaries for the fiscal years ended April 30, 2003, 2002 and 2001 by Geac’s Chief Executive Officer as at April 30, 2003 and Geac’s

other four most highly compensated executive Officers in office on April 30, 2003 (collectively, the “Named Executive Officers”). Information concerning the compensation of Mr. Charles S. Jones, who became our President and Chief Executive Officer on July 18, 2003, is set forth below under the headings “Compensation of Directors” and “Employment Agreements.”

     Excluded from reference are perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers. All currency references in this table are in Canadian dollars unless otherwise indicated. Where compensation was paid other than in Canadian dollars during a fiscal year, the amount has been converted to Canadian dollars at the average exchange rate prevalent during that fiscal year.

		Annual Compensation

				Other Annual	Securities Under	All Other
	Fiscal	Salary	Bonus	Compensation	Options Granted	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($)

Paul D. Birch(1)	2003	538,615	384,725	nil	nil	nil
Former President and Chief	2002	413,980	320,031	nil	1,000,000	nil
Executive Officer	2001	nil	nil	nil	nil	nil
Arthur Gitajn	2003	301,755	154,875	65,575 (2)	nil	nil
Chief Financial Officer	2002	262,226	259,356	nil	100,000	nil
	2001	196,482	nil	nil	35,000	nil
Bertrand Sciard	2003	433,843	352,728	72,699 (3)	nil	nil
Managing Director, Geac	2002	397,145	1,277,502	nil	125,000	nil
Enterprise Solutions, Europe	2001	369,957	nil	nil	135,000	29,368 (4)
John L. Sherry, III	2003	338,558	157,353	nil	nil	nil
Senior Vice President,	2002	64,107	29,391	nil	150,000	nil
Marketing & Strategic	2001	nil	nil	nil	nil	nil
Alliances
James M. Travers	2003	312,786	515,530	nil	600,000	nil
Senior Vice President;	2002	nil	nil	nil	nil	nil
President, Geac Americas	2001	nil	nil	nil	nil	nil

NOTES:

(1)	Mr. Birch joined Geac on September 12, 2000 as a member of the Board of Directors. On May 30, 2001, Mr. Birch was appointed Chief Operating Officer and Chief Financial Officer. On December 5, 2001, Mr. Birch was appointed President and Chief Executive Officer. The options set forth above do not include 40,000 options granted to Mr. Birch on September 25, 2000, in connection with his appointment as a director of Geac and prior to his appointment as an officer of Geac. On July 18, 2003, Mr. Birch resigned as an officer and director of Geac and its subsidiaries.

(2)	This amount represents gross-up payments to compensate for certain taxes and payments for car allowance.

(3)	This amount represents payments for car allowance and pension payments.

(4)	This amount represents payments for accrued vacation.

OPTIONS OF NAMED EXECUTIVE OFFICERS

OPTION GRANTS DURING THE FISCAL YEAR ENDED APRIL 30, 2003

     The following table sets forth options to purchase or acquire common shares granted during the fiscal year ended April 30, 2003 to each of the Named Executive Officers.

Market Value of
	Securities Under	% of Total Options	Exercise or	Securities underlying
	Options Granted	Granted to Employees	Base Price	Options on the Date of	Expiration
Name	(#)	in Fiscal Year	($/Share)(1)	Grant ($/Share)	Date

Paul D. Birch	nil	nil	N/A	N/A	N/A
Arthur Gitajn	nil	nil	N/A	N/A	N/A
Bertrand Sciard	nil	nil	N/A	N/A	N/A
John L. Sherry, III	nil	nil	N/A	N/A	N/A
James M. Travers	600,000	26.9%	4.36	4.03	June 20, 2012

NOTE:

(1)	In accordance with Geac’s stock option plan, the exercise price is calculated as not less than the arithmetic average of the high and low board lot prices of the common shares on the Toronto Stock Exchange (“TSX”) on the five trading days immediately preceding the date of grant.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended April 30, 2003 and the value of unexercised options held by the Named Executive Officers as at April 30, 2003.

					Value of Unexercised
			Unexercised Options		in-the-Money Options at
			at April 30, 2003(1)		April 30, 2003(2)

	Securities
	Acquired	Aggregate
	on Exercise	Value Realized	(#)	(#)	($)	($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul D. Birch	nil	nil	280,000	760,000	662,500	1,987,500
Arthur Gitajn	nil	nil	62,500	92,500	38,500	38,500
Bertrand Sciard	nil	nil	233,750	161,250	nil	nil
John L. Sherry, III	nil	nil	37,500	112,500	26,250	78,750
James M. Travers	nil	nil	nil	600,000	nil	654,000

NOTES:

(1)	The following table sets out the exercise price of the exercisable and unexercisable options held by each of the Named Executive Officers as at April 30, 2003:

	Exercisable Options at		Unexercisable Options at
	April 30, 2003		April 30, 2003

Name	Number	Exercise Price	Number	Exercise Price

Paul D. Birch	30,000	$9.32	10,000	$9.32
	250,000	$2.80	750,000	$2.80
Arthur Gitajn	17,500	$3.25	17,500	$3.25
	20,000	$40.00	nil	nil
	25,000	$7.50	75,000	$7.50
Bertrand Sciard	90,000	$32.92	30,000	$32.92
	101,250	$8.61	33,750	$8.61
	11,250	$28.58	3,750	$28.58
	31,250	$7.50	93,750	$7.50
John L. Sherry, III	37,500	$4.75	112,500	$4.75
James M. Travers	nil	nil	600,000	$4.36

(2)	The value of the unexercised options is based on the difference between the exercise price and the closing price of the common shares on the TSX on April 30, 2003 of $5.45.

Compensation of Directors

     Charles S. Jones became the President and Chief Executive Officer of Geac in July 2003. From December 2001 through July 2003 he served as the Executive Chairman of the Board. For the year ended April 30, 2002, he was paid a salary and other compensation of $335,981, as well as a bonus of $577,088 that was granted by the Board in January 2003. Mr. Jones was also in that fiscal year granted options to acquire 600,000 common shares at an exercise price of $6.37 per share. These options vested on December 4, 2002 and expire on December 4, 2011. In FY 2003, Mr. Jones received a salary of $423,198 for his services as Executive Chairman of the Board. On October 12, 2003, Mr. Jones was granted a bonus for his services in that capacity during FY 2003 in the amount of US$400,000. Mr. Jones was also granted in October 2003 options to acquire 240,000 Geac common shares at an exercise price of $6.72 per share.

     During the fiscal year ended April 30, 2003, each director other than Mr. Jones who is not a salaried employee of Geac or any of its subsidiaries (an “Outside Director”) received an annual retainer of US$20,000 for his services as a Director. The Chairmen of the Audit Committee, the Human Resources and Compensation Committee and the Corporate Governance Committee each receive an additional retainer of US$5,000 per annum. In addition to the annual retainer, each Outside Director receives US$1,000 for each meeting attended in person and an additional US$1,000 fee per trip if such meeting requires travel “out of town.” Each Outside Director receives US$1,000 for each meeting in which he participates via telephone of more than 15 minutes in duration and US$500 for each telephone meeting of less than 15 minutes in duration. Geac reimburses the out-of-pocket expenses incurred by each Director for every meeting attended.

     If an Outside Director, at the request of management or of the Board, attends a meeting (other than a Board meeting or a committee meeting) or performs services related to directors’ responsibilities for the overall stewardship of Geac, he will be compensated based on the same rates for attending Board or committee meetings as set out above. If an Outside Director is requested to perform other consulting and professional services, fees for such services shall be paid at a rate mutually agreed to by the director and the Chairman provided that such fees shall not exceed US$50,000 in any fiscal year unless agreed to by the Board of Directors. Outside Directors are also eligible to participate in Geac’s stock option plan. No stock options were granted to Outside Directors during the fiscal year ended April 30, 2003.

     Directors who are also officers or employees of Geac were not paid any amount in respect of their services as directors of Geac.

C.	Board Practices

     The articles of Geac provide for a board of directors consisting of a minimum of three (3) and a maximum of fifteen (15) directors. The term of office for each director elected at an annual meeting of shareholders is until the next annual meeting of shareholders of Geac or until the director resigns, is removed, or his office is otherwise vacated in accordance with the Canada Business Corporations Act.

     For information regarding the period during which each director has served on the board and the members of each committee of the board of directors, see Item 6.A, “Directors and Senior Management” above.

Committees of the Board of Directors

     The Board of Directors currently has three committees: Audit, Corporate Governance, and Human Resources and Compensation. All of the members of these Committees are Outside Directors. The responsibility for nominating candidates for election as directors is within the mandate of the Corporate Governance Committee. Geac has not established a separate Nominations Committee.

     The Corporate Governance Committee of the Board of Directors ensures that an effective and efficient approach to corporate governance of Geac is developed and implemented. The Corporate Governance Committee assesses the effectiveness of corporate governance and makes recommendations to the full Board of Directors. The Corporate Governance Committee’s mandate includes: reviewing, examining and reporting on corporate governance issues in accordance with TSX requirements; identifying and proposing new nominees to the Board; and ensuring that the Board has implemented an appropriate orientation program for new recruits to the Board to familiarize them with Geac. The current members of the Corporate Governance Committee are Thomas I.A. Allen, Q.C., David Friend, William G. Nelson and Robert L. Sillcox, all of whom are Outside Directors. Mr. Charles Jones, the Executive Chairman of

Geac during fiscal 2003, was a member of the Committee in fiscal 2003. He ceased to be a member of the Committee upon his appointment as President and Chief Executive Officer of Geac in July 2003. During the period that Mr. Jones was a member of the Corporate Governance Committee, he abstained from meetings relating to prospective board nominees. The Corporate Governance Committee held five meetings during the fiscal year ended April 30, 2003.

     The Human Resources and Compensation Committee is composed of three members, all of whom are Outside Directors. The Human Resources and Compensation Committee’s mandate includes evaluating the performance of Geac’s executives and making recommendations for approval by the Board with respect to the remuneration of the executive officers of Geac. The members of the Human Resources and Compensation Committee are C. Kent Jespersen, Pierre MacDonald and Michael D. Marvin. The Human Resources and Compensation Committee met a total of five times during fiscal year 2003.

     The Audit Committee of the Board of Directors is composed of five members, all of whom are Outside Directors. The Audit Committee assists the Board of Directors in fulfilling its responsibilities for Geac’s accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting, financial and securities regulatory matters, reviewing the management of corporate risks and recommending the appointment of external auditors.

     The Audit Committee also facilitates communication between the Board of Directors and Geac’s external auditors. The Audit Committee meets quarterly with management and separately, with or without external auditors, as required. The Audit Committee has direct communication with both internal and external auditors. The members of the Audit Committee are Thomas I.A. Allen, Q.C., C. Kent Jespersen, Pierre MacDonald, William G. Nelson and Robert L. Sillcox. The Audit Committee held eight meetings in fiscal year 2003.

Employment Agreements

Charles S. Jones

     Geac entered into an employment agreement with Charles S. Jones as Chairman of the Board of Geac, dated December 4, 2001. Pursuant to the agreement, Mr. Jones received a salary of US$250,000, subject to annual review, plus a bonus determined at the discretion of Geac’s board of directors based upon Geac’s financial performance. The agreement provides that if Geac terminates his employment without cause, Mr. Jones is entitled to vesting of unvested options and to severance payments. On September 9, 2003, the Board of Geac passed a resolution to amend the agreement to provide that, in the event of a change of control, Mr. Jones may resign and is then entitled to severance equal to three times his annual base salary and bonus.

Arthur Gitajn

     Geac has entered into an employment agreement with Arthur Gitajn confirming the terms of his employment as Chief Financial Officer of Geac and setting forth his remuneration, including salary, annual performance bonus, stock options, benefits, vacation entitlement and car allowance. The agreement with Mr. Gitajn provides for an annual base salary of US$100,000 plus C$150,000, subject to annual review, plus a performance-based bonus which establishes a target base bonus of C$150,000 for each of fiscal year 2003 and fiscal 2004. Mr. Gitajn is also entitled to receive certain payments as compensation for additional taxes he is obliged to pay as a resident of the Province of Ontario compared to the taxes that he would have paid as a resident of the State of Maryland.

     The current agreement with Mr. Gitajn will expire on April 30, 2004, unless mutually extended by the parties. Expiration of the agreement is considered “termination for any reason other than cause.” In the event that Mr. Gitajn’s employment is terminated at any time for any reason other than cause, he will be entitled to receive a lump sum cash payment (the “Gitajn Termination Payment”) in the amount equal to 150% of the sum of: (a) at his option, (i) his base salary received or receivable by him in respect of the immediately preceding twelve months in the normal payroll cycle or (ii) his base salary for the calendar month preceding the date of termination multiplied by 12; (b) his annual car allowance; and (c) the annual bonus paid to him in fiscal year 2002. Additionally, Mr. Gitajn will be entitled to payment for unused accrued vacation and certain expenses for eighteen months together with US$75,000 for relocation expenses. In the event of a change in control and a change affecting Mr. Gitajn’s employment within twelve months of a change in control, Mr. Gitajn may elect to resign from Geac and will be entitled to the Gitajn Termination Payment. In each such case, Mr. Gitajn will also be entitled to benefit continuation for eighteen months.

     On October 15, 2003, Geac issued a press release announcing that effective November 4, 2003 Mr. Gitajn would no longer serve as its chief financial officer. In order to ensure a smooth transition of his responsibilities to his successor, Donna de Winter, Mr. Gitajn has agreed to remain available in a consulting role for a period of up to six months.

Bertrand Sciard

     Geac has entered into an employment agreement with Bertrand Sciard setting forth his remuneration, including salary, annual performance bonus, stock options, benefits, vacation entitlement and car allowance. The agreement with Mr. Sciard provides for an annual salary of 1,520,000 French francs as well as an annual performance-based bonus of 1,000,000 French francs, subject to annual review.

     If Mr. Sciard’s employment is terminated by Geac without cause, or in the event of a change in control and a change affecting employment, Mr. Sciard is entitled to a payment equal to eighteen months of his salary plus an amount equivalent to the bonus received in the previous year.

John L. Sherry, III

     Geac has entered into an employment agreement with John Sherry as Senior Vice President, Marketing & Strategic Alliances setting forth his remuneration, including salary, annual performance bonus, stock options, benefits and vacation entitlement. The agreement with Mr. Sherry provides for an annual salary of US$220,000, subject to annual review. Mr. Sherry is also eligible to participate in Geac’s bonus plan, with a bonus target amount of US$100,000 in fiscal year 2003.

     If Mr. Sherry’s employment is terminated by Geac for any reason other than cause, Mr. Sherry is entitled to receive severance in accordance with Geac’s then-current policy, subject to a minimum of six month’s salary and benefit continuation. In the event of a change in control and a change affecting his employment within twelve months of a change in control, Mr. Sherry may elect to resign from Geac and will be entitled to payment of salary and benefits for a period of twelve months.

James M. Travers

     James Travers has entered into an agreement as President of Geac Americas, Geac Enterprise Solutions, Inc., setting forth his remuneration, including salary, annual performance bonus, stock options, vacation entitlement and car allowance. The agreement with Mr. Travers provides for an annual base salary of US$275,000, subject to annual review, together with an annual bonus of US$250,000 commencing with the fiscal year ending April 30, 2003, subject to achieving certain performance goals.

     In the event that Mr. Travers’ employment is terminated at any time for any reason other than cause, he will be entitled to receive a lump sum cash payment (the “Travers Termination Payment”) in an amount equal to, at his option, (i) his base salary received or receivable by him in respect of the immediately preceding twelve months in the normal payroll cycle or (ii) his base salary for the calendar month preceding the date of termination multiplied by twelve. In the event of a change in control and a change affecting Mr. Travers’ employment within twelve months of a change in control, Mr. Travers may elect to resign from Geac and will be entitled to the Travers Termination Payment. In each such case, Mr. Travers will also be entitled to benefit continuation for twelve months.

Paul D. Birch

     Geac entered into employment agreements with Paul Birch, former Chief Executive Officer of Geac. An agreement between Mr. Birch and Geac, originally in his capacity as chief operating officer of Geac, provided for a salary of US$50,000 with a target bonus of US$25,000, subject to Geac achieving a specified EBITDA threshold. A separate agreement with Mr. Birch as President of Geac Enterprise Solutions, Inc. provided for a salary of US$300,000 and a target bonus of up to US$225,000, subject to Geac achieving a specified EBITDA threshold.

Mr. Birch was also entitled to receive certain grossed-up payments to compensate him in respect of certain taxes. These agreements were changed when Mr. Birch was appointed President and Chief Executive Officer of Geac to increase his aggregate salary from US$300,000 to US$350,000 per annum.

     In the event that Mr. Birch’s employment with Geac Enterprise Solutions, Inc. or with Geac was terminated without cause, he was entitled to receive a lump sum termination payment in an amount equal to his base salary received or receivable in respect of the immediately preceding year, plus either the average of the bonuses paid or payable to him with respect to each of the three preceding years or, if he had been employed for fewer than three years, the average of the bonuses paid during those years. In the event of a change in control and a change affecting employment within twelve months of a change in control, Mr. Birch was permitted to resign and was then entitled to severance equal to the termination payment. In each such case, Mr. Birch was also entitled to benefit continuation for twelve months. On August 6, 2002, Mr. Birch ceased to be president of Geac Enterprise Solutions, Inc., when James M. Travers was appointed to that position. This change in his responsibilities did not result in the payment of any severance benefits under the foregoing agreements.

     On July 18, 2003, Mr. Birch resigned as an officer and director of Geac and its subsidiaries. Geac and Mr. Birch entered into letter agreements dated July 17, 2003 and September 24, 2003, pursuant to which Geac agreed that Mr. Birch would be entitled to receive benefits substantially equivalent to those he would have received had his employment been terminated without cause.

D.	Employees

     Information as to the number of persons employed by Geac at the end of each of its three most recent fiscal years is as follows:

     As of April 30, 2003, Geac employed 2,527 people worldwide, including 1,844 in the Enterprise Application Systems group and 683 in the Industry Specific Applications group. Of these employees, 387 were in sales and marketing, 655 were in customer support, 661 were in professional services, 452 were in research and development, 319 were in finance and administration and 53 others were in miscellaneous operations. Of these employees, 1,314 were located outside of North America, primarily in Europe.

     As of April 30, 2002, Geac employed 3,030 people worldwide, including 1,886 in the Enterprise Application Systems group and 1,144 in the Industry Specific Applications group. Of these employees, 349 were in sales and marketing, 835 were in customer support, 734 were in professional services, 525 were in research and development, 488 were in finance and administration and 99 others were in miscellaneous operations. Of these employees, 1,529 were located outside of North America, primarily in Europe.

     As of April 30, 2001, Geac employed 3,797 people worldwide, including 2,234 in the Enterprise Application Systems group and 1,563 in the Industry Specific Applications group. Of these employees, 448 were in sales and marketing, 1,018 were in customer support, 933 were in professional services, 656 were in research and development, 617 were in finance and administration and 125 others were in miscellaneous operations. Of these employees, 1,958 were located outside of North America, primarily in Europe.

     None of Geac’s employees is represented by a labour union (other than by statutory unions or workers’ committees required by law in some European countries.) Geac has not experienced any work stoppages and considers its relations with employees to be good. Geac operates in a rapidly evolving, advanced information technology market in which highly skilled professionals are a scarce resource. Attracting and retaining a highly skilled work force is a continuing challenge for all high technology companies, including Geac.

E.	Share ownership

     The following table provides information about the beneficial ownership of Geac’s common shares as of October 15, 2003 by each of Geac’s directors and named executive officers.

     Beneficial ownership includes any shares for which a person has sole or shared voting power or investment power and any shares of which the person has the right to acquire beneficial ownership within 60 days after October 15, 2003 through the exercise of any option or otherwise. All shares included in the “Right to acquire” column represent shares subject to outstanding stock options exercisable within 60 days after October 15, 2003. Except as noted below, Geac believes that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Percentage of beneficial ownership is based on 84,777,930 common shares outstanding as of October 15, 2003. The information as to each person has been furnished by such person.

	Number of shares beneficially owned
				Percent
	Outstanding	Right to	Total	beneficially
Name	shares	acquire	number	owned

Charles S. Jones	47,240	646,000	693,240	0.8%
Paul D. Birch[1]	425,000	500,000	925,000	1.1%
Arthur Gitajn	8,010	71,250	79,260	0.1%
Bertrand Sciard	—	267,500	267,500	0.3%
John L. Sherry, III	—	—	—	*
James M. Travers	—	200,000	200,000	0.2%
Thomas I.A. Allen, Q.C.	2,000	100,000	102,000	0.1%
David Friend	10,000	30,000	40,000	*
C. Kent Jespersen	10,080	30,000	40,080	*
Pierre MacDonald	1,950	100,000	101,950	0.1%
Michael D. Marvin	65,000	30,000	95,000	0.1%
William G. Nelson	1,800,000	484,000	2,284,000	2.7%
Robert L. Sillcox	5,000	30,000	35,000	*

* Less than 0.1%.

1 The information for Mr. Birch is as of August 16, 2003. Mr. Birch resigned as an officer and director of Geac and its subsidiaries on July 18, 2003, and ceased to be an employee of Geac on August 15, 2003.

Geac 2003 Employee Stock Purchase Plan

     Geac’s employee stock purchase plan (the “Old ESPP”) became effective in August 2001. Under the Old ESPP, membership was limited to employees resident in Canada and after entering continuous full-time employment with Geac or a subsidiary. The maximum number of common shares issuable under the Old ESPP was 600,000.

     Geac’s 2003 Employee Stock Purchase Plan (the “New ESPP”) was approved by Geac’s shareholders in September 2003. Under the New ESPP, employees of Geac resident in Canada and the United States are entitled to participate. The maximum number of common shares issuable under the New ESPP is 2,000,000.

     A summary of the key terms of the New ESPP is as follows:

•	once enrolled in the New ESPP, an employee can make contributions through payroll deductions of an amount equal to a percentage of his or her compensation determined at the commencement of an offering period in increments of one (1%) per cent up to a maximum of ten (10%) per cent;

•	the purchase price for common shares issued under the New ESPP will be eighty-five (85%) per cent of the lesser of market value of the common shares on the applicable offering commencement date and the market value of the common shares on the offering termination date;

•	employees’ right to purchase shares under the New ESPP is limited to a maximum of US$25,000 worth of common shares in any calendar year;

•	offering period commencement and termination dates are to be selected by the committee administering the New ESPP in its discretion, provided that an offering period can be no longer than one year;

•	Geac may, at its option, purchase shares in the open market through an Administrative Agent for delivery under the New ESPP;

•	under the New ESPP, neither the payroll deductions nor any rights to receive common shares may be assigned, transferred, pledged or otherwise disposed of except by will or laws of descent and distribution;

•	prior to an offering termination date, any participant in the New ESPP can withdraw payroll deductions for such offering period and a participant’s withdrawal will not affect his or her eligibility for subsequent offerings (upon termination of a participant’s employment for any reason other than death, payroll deductions not applied to purchases of common shares will be returned to the participant; on death, a participant’s beneficiary will have 90 days to withdraw the deductions or exercise the option to acquire common shares); and

•	the Board may at any time terminate or amend the New ESPP, provided that, in certain circumstances, the prior consent of the TSX and shareholders of Geac is obtained.

Geac Stock Option Plan V

     Geac’s Stock Option Plan V was adopted in September 1992 and amended in July 1996, September 1996, October 1997, September 1997 (effective October 1997) and March 1998. The plan is a nonqualified stock option plan. It authorizes the grant of non-statutory options. The securities issued upon exercise of options under the plan are common shares of Geac.

     The maximum number of common shares issuable under the plan is 8,245,300 (subject to adjustment for stock splits, stock dividends and other changes in Geac’s capitalization). All options are for the purchase from treasury of new and previously unissued common shares.

     The plan does not have a fixed duration. The board of directors has determined that no future options to purchase Geac common shares will be granted under the plan. The rights of existing option holders under the plan will not be affected.

     The plan permits the grant of options to Geac’s employees and directors. All employees and directors, except for employees or directors who beneficially own more than 10% of Geac’s voting shares issued and outstanding at such time, are eligible to receive grants of options under the plan. The aggregate number of common shares reserved for issuance to any one person shall not exceed 5% of the outstanding issue (on a non-diluted basis). The number of shares reserved for issuance pursuant to stock options granted to insiders shall not exceed 10% of the outstanding issue. The issuance to insiders, within a one-year period, of a number of shares shall not exceed 10% of the outstanding issue. The issuance to any one insider and such insider’s associates, within a one-year period, of a number of shares shall not exceed 5% of the outstanding issue.

     The options may be exercised not earlier than the day on which the board has determined that such options vest and not later than the day five years thereafter, but in no circumstances later than ten years after the date of grant.

     Each option shall be exercisable at an option price equal to the closing market price for the common shares on the Toronto Stock Exchange on the business day on which such option is granted or, if no trade takes place on that day, the average of the closing bid and ask prices on that day. To exercise an option, the holder must deliver to us a written notice of exercise accompanied by a cheque payable to Geac for the full amount of the option price.

Geac Stock Option Plan VI

     Geac’s Stock Option Plan VI was adopted in August 1999 and amended in November 2001, December 2002, March 2003 and September 2003. The plan is a nonqualified stock option plan. It authorizes the grant of non-statutory options. The securities issued upon exercise of options under the plan are common shares of Geac. The plan permits the grant of nonqualified options to Geac’s eligible employees as well as to our directors, officers, and eligible consultants, regardless of whether they are our employees.

     The maximum number of shares issuable under the plan is 9,200,000 common shares (subject to adjustment for stock splits, stock dividends and other changes in Geac’s capitalization). If an unexercised option for such shares is surrendered in accordance with the terms of the plan or expires or terminates without being exercised in whole or in part, the plan provides that new options may be granted covering the shares not purchased under such surrendered, terminated or expired option.

     In addition to the 9,200,000 common shares described above, up to an additional 1,400,000 common shares were available to be issued in a one-time grant to employees of Geac’s subsidiary, Extensity, Inc. in connection with our acquisition of that company, and up to an additional 1,680,000 common shares were available to be issued in a one-time grant to employees of Geac’s subsidiary, Comshare, Incorporated in connection with our acquisition of that company (such numbers of shares, in each case, to be subject to adjustment for stock splits, stock dividends and other changes in Geac’s capitalization). These additional common shares are not counted for purposes of calculating the 9,200,000 common shares otherwise issuable under the plan. If an unexercised option for these additional shares is surrendered in accordance with the terms of the plan or expires or terminates without being exercised in whole or in part, the plan provides that no new options may be granted covering the shares not purchased under such surrendered, terminated or expired option.

     The plan does not have a fixed duration. The plan administrator may discontinue the plan at any time. Discontinuation of the plan will not affect the rights of a holder of any stock option outstanding under the plan.

     The aggregate number of shares reserved for issue to any one person on the exercise of options shall not exceed 5% of the total number of common shares then outstanding. In addition, the maximum aggregate number of shares reserved for issue at any time upon the exercise of options granted to insiders shall not exceed 10% of the total number of shares then outstanding and the maximum number of shares issuable to insiders pursuant to the plan and any other share compensation arrangement, within a one-year period, shall not exceed 10% of the total number of shares then outstanding. The maximum aggregate number of shares issuable to any one insider and the associates of such insider pursuant to the plan and any other share compensation arrangement, within a one-year period, shall not exceed 5% of the total number of shares outstanding.

     The aggregate number of options which may be granted under the plan to eligible directors who are not Geac employees or officers as a group shall not exceed 360,000, provided that, subject to regulatory approval, such number may be increased to a number equal to the product of 40,000 multiplied by the number of eligible directors who are not Geac employees or officers.

     Each option granted under the plan expires after a specified period of time which cannot exceed 10 years and usually contains other provisions that may terminate the option at an earlier time. In general, options may not be exercised after they have expired or terminated. Moreover, the plan administrator has the discretion to impose on any option a vesting schedule that determines the number of shares for which the option may be exercised at a particular time. The plan administrator also has the discretion to impose on any option different or additional conditions that must be satisfied before the option may be exercised. After all of the vesting provisions and other conditions for the exercise of the option have been satisfied, the holder of the option may exercise the option all at once or the holder may exercise a portion of the option at different times, as long as the exercise occurs before the expiration or termination of the option.

     The exercise price of each option shall be determined by the plan administrator at the time the option is granted, provided that such price shall not be less than the average of the high and low board lot prices of the shares of the Toronto Stock Exchange on the five trading days immediately preceding the date of grant.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

     As of October 15, 2003, there were 84,777,930 common shares of Geac outstanding. Based on the records of Geac’s transfer agent, Computershare Trust Company, N.A., as at such date there were 66 registered holders of Geac common shares resident in the United States, holding an aggregate of 8,874,327 common shares, or approximately 10.5% of the issued and outstanding Geac common shares.

     No person is known by Geac to own beneficially 5% or more of its outstanding common shares, except as follows: at September 30, 2003, CDP Capital beneficially owned 7,106,317 common shares, representing approximately 8.4% of Geac’s issued and outstanding common shares.

B.	Related party transactions

     Mr. Craig C. Thorburn, Geac’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary, is a partner of Blake, Cassels & Graydon LLP, a law firm which provides legal services to Geac at the firm’s customary rates. Geac paid Blake, Cassels & Graydon LLP a total of $2,070,000 in fiscal 2003 for legal services.

C.	Interests of experts and counsel

     Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

     See Item 17 for a description of the audited consolidated financial statements included in this Annual Report.

Legal Proceedings

     Geac, in the normal course of business, is subject to legal proceedings brought against it and its subsidiaries, including several that are not described below. Such proceedings may be the result of disputes over, among other things, contracts, alleged torts, real estate, insurance, employee relations, or intellectual property.

     In May 2001, Cels Enterprises, Inc. filed a complaint in the United States District Court for the Central District of California against Geac Computer Corporation Limited and its subsidiary Geac Enterprise Solutions, Inc. (“GES”). GES is the successor to JBA Holdings plc, a company acquired by Geac in 1999 (“JBA”). The complaint alleged that JBA software supplied to Cels by Geac was experimental and did not work. The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of US$28.3 million. In August 2003, the jury returned a verdict against GES awarding Cels US$1.8 million in compensatory damages and US$2.3 million in punitive damages, and a judgment was entered. Either party may appeal the judgment. At April 30, 2003, Geac had accrued US$2.0 million in respect of the Cels claim. Geac increased the amount of this reserve to US$4.1 million at July 31, 2003.

     As described in greater detail in the Risk Factors section, Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit which alleges that Extensity, certain of its officers and directors (who are no longer employed by Geac), and the underwriters of its initial public offering in January 2000 violated the federal securities laws of the United States. The parties have submitted a settlement proposal and are awaiting court approval of the proposal. Such approval is expected in late 2003 to early 2004. If the proposed settlement is not approved, in view of the fact that Extensity is a corporate defendant, this action may divert the efforts and attention of Geac’s management and, if determined adversely, could have a material impact on Geac’s business, financial position, results of operations and cash flows.

     On March 21, 2002, Grace Consulting, Inc. (“Grace”), a provider of software maintenance and consulting services, filed a lawsuit against GES and Geac Computer Corporation Limited claiming antitrust violations and seeking approximately US$75 million in damages. Grace alleged that Geac was attempting to monopolize the market for maintenance services in certain Geac products by filing a copyright infringement suit against Grace and by taking other measures to prevent Grace from providing software maintenance services through the infringement of Geac’s copyrights. Geac believes this lawsuit is based on facts and circumstances substantially similar to Grace’s claims in an earlier lawsuit. In 1995, before its acquisition by Geac, Dun & Bradstreet Software Services, Inc. filed a complaint against Grace claiming copyright infringement. Grace asserted counterclaims against Dun & Bradstreet Software Services, Inc. for copyright misuse, tortious interference with contract, and breach of contract. On September 24, 2002, the United States Circuit Court of Appeals for the Third Circuit issued an opinion in Geac’s copyright infringement suit against Grace, finding that Grace’s maintenance services infringed Geac’s copyrights, reinstating Geac’s claims against Grace for misappropriation of trade secrets, and affirming the dismissal of Grace’s counterclaims for copyright misuse, tortious interference with contractual relations, and breach of contract. Grace sought review by the United States Supreme Court, but such review was denied. Grace has ceased doing business. In light of the Third Circuit’s decision, Geac believes that the claims raised in Grace’s March 2002 antitrust action are without merit because the claims raised in that suit were dependent upon Grace’s maintenance services not infringing Geac’s copyrights. However, there can be no assurance that Geac will be successful in defending against these new claims.

     The ultimate outcome of these, and other, matters cannot currently be determined, nor, except as stated above, can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that Geac may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may be material.

Dividends

     Geac intends to invest all available funds to finance the growth of its business and therefore investors cannot expect to receive a dividend on Geac’s Shares in the foreseeable future.

B.	Significant Changes

     On June 23, 2003, Geac announced that it had entered into a definitive merger agreement to acquire Comshare, Incorporated (“Comshare”), a Michigan-based leading provider of corporate performance management software, as disclosed in the Corporation’s material change report dated as of June 23, 2003, which is incorporated herein by reference. The acquisition was accomplished by a cash tender offer by Conductor Acquisition Corp. (“Conductor”), a wholly-owned subsidiary of Geac, at US$4.60 per share for all of Comshare’s outstanding common stock. The tender offer commenced on July 1, 2003 and was followed by a cash merger in which the remaining outstanding shares not tendered in the offer were acquired by Conductor for US$4.60 per share. On August 15, 2003, Geac announced it had completed its acquisition of Comshare for a purchase price, excluding acquisition costs, of approximately US$53.7 million. As a result, Comshare is now an indirect wholly owned subsidiary of Geac.

Item 9. The Offer and Listing

A.	Offer and Listing Details

     Set forth below are the high and low sale prices for Geac common shares on TSX for each of the last six months, each of the last nine full fiscal quarters and each of the last five full fiscal years:

Period	High	Low

LAST SIX MONTHS
October 2003 (through October 29, 2003)	7.34	6.10
September 2003	6.73	5.18
August 2003	5.38	4.45
July 2003	5.55	4.85
June 2003	5.86	4.78
May 2003	5.60	5.05
April 2003	5.65	4.75

FISCAL YEAR ENDED APRIL 30, 2004
First Quarter	5.86	4.78

FISCAL YEAR ENDED APRIL 30, 2003	5.65	2.60
Fourth Quarter	5.65	3.80
Third Quarter	4.65	3.92
Second Quarter	4.72	2.60
First Quarter	4.80	3.55

FISCAL YEAR ENDED APRIL 30, 2002	8.55	1.56
Fourth Quarter	7.89	3.99
Third Quarter	8.55	4.60
Second Quarter	5.24	2.75
First Quarter	2.95	1.56

FISCAL YEAR ENDED APRIL 30, 2001	21.20	1.53
FISCAL YEAR ENDED APRIL 30, 2000	38.00	16.80
FISCAL YEAR ENDED APRIL 30, 1999	57.50	19.45

     The closing price of the Company’s Shares on The Toronto Stock Exchange on October 29, 2003 was $7.17.

B.	Plan of Distribution

     Not applicable.

C.	Markets

     Geac’s common shares are listed on The Toronto Stock Exchange under ticker symbol GAC.

D.	Selling Shareholders

     Not applicable.

E.	Dilution

     Not applicable.

F.	Expenses of the Issue

     Not applicable.

Item 10. Additional Information

A.	Share capital

     Not applicable.

B.	Memorandum and articles of association

Organization and Background

     Geac is a corporation continued under and governed by the Canada Business Corporations Act (the “CBCA”).

     Geac was incorporated under the laws of Canada by letters patent dated May 11, 1971. By certificate of continuance dated January 7, 1980, Geac was continued under the Canada Business Corporations Act, after Geac’s authorized capital had been increased by supplementary letters patent issued November 20, 1975. Prior to May 1, 1988, Geac’s articles were amended, among other things, to subdivide the Geac’s common shares, create a class of an unlimited number of preference shares and vary the provisions of the preference shares. On May 1, 1992, the Corporation amalgamated with Geac European Holdings Corporation, its wholly owned subsidiary. On May 1, 1988, Geac amalgamated with Geac Computers International Inc., its wholly owned subsidiary. Effective October 31, 1997, Geac’s common shares were split 2 for 1.

Director Requirements, Qualifications, Vacancies and Removal

     Under the CBCA, a corporation whose securities are publicly traded must have at least three directors, including two who are not officers or employees of the corporation or any of its affiliates, but the actual number of directors is governed by a corporation’s charter. Geac’s charter provides that the number of directors will consist of a minimum of three and a maximum of fifteen. Geac’s bylaws provide that the actual number of directors will be determined from time to time by resolution of the directors. Currently, the number of directors on the Geac board is set at eight.

     Under the CBCA generally, 25% of the directors of the corporation and twenty-five percent of the directors present at a meeting must be Canadian residents. If a corporation has less than four directors, at least one must be a Canadian resident. Certain individuals are disqualified by the CBCA from being directors, such as bankrupts or persons under eighteen years of age or of unsound mind.

     Under the CBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the appropriate number of directors required by the articles. Geac’s bylaws provided that three directors shall constitute a quorum for the transaction of business. Each director appointed holds office for the unexpired term of his or her predecessor unless his or her office is vacated earlier. Geac’s articles provide that the board of directors may appoint one or more directors for a term expiring not later than the close of the next annual meeting of shareholders provided that the total number of directors so appointed may not exceed one-third of the directors elected at the previous annual meeting of shareholders. Geac’s articles do not provide for a classified or staggered Board of Directions.

     Under the CBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only he removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Transactions with Interested Directors

     The CBCA requires that a director or officer of a corporation disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interests in a material contract or material transaction, whether made or proposed, with the corporation if the director or officer (i) is a party to the contract or transaction; (ii) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (iii) has a material interest in a party to the contract or transaction.

     An interested director is prohibited from voting on a resolution to approve the contract or transaction except in certain circumstances, which include the contract or transaction relating primarily to his or her remuneration, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the CBCA, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the corporation when it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit realized from the contract or transaction and the contract or transaction is not invalid. Even if the foregoing conditions are not met, the CBCA provides that a director or officer, acting honestly and in good faith, is not accountable to the corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required under the CBCA and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if:

•	the contract or transaction is approved or confirmed by a special resolution at a meeting of shareholders;

•	disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

•	the contract or transaction as reasonable and fair to the corporation when it was approved or confirmed.

Power to Determine Compensation

Under the CBCA the directors of Geac may fix the remuneration to be paid to the directors, officers and employees of the Corporation.

Borrowing Powers

Geac’s by-laws provide that the directors may:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the CBCA, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation; and

(e)	delegate to one or more directors or officers all or any of the powers conferred by the foregoing provisions to such extent and in such manner as the board shall determine at the time of such delegation.

Variation of Borrowing Powers

     Under the CBCA, the directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of Geac. The CBCA requires the directors to submit any such amendment or repeal to Geac’s shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the amendment or repeal.

Director Qualification and Age or Retirement Limits

     The by-laws of Geac provide that at least the number of directors required by the CBCA shall be resident Canadian and at least the number of directors required by the CBCA shall not be officers or employees of the Corporation or its affiliates. The CBCA provides that every director shall be an individual 18 or more years of age, and that no one is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director. There is no provision of the Articles of Incorporation or by-laws of Geac imposing a requirement for retirement or non-retirement of directors under an age limit requirement. The CBCA requires that at least twenty-five per cent (25%) of the directors of Geac be resident Canadians.

Director Share Ownership Requirements

     The CBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the Articles of Incorporation of Geac imposing a requirement that a director hold any shares issued by Geac.

Description of Geac Share Capital

     Geac’s authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preference shares without nominal or par value, issuable in series, of which 84,136,490 common shares and no preference shares are outstanding as of April 30, 2003.

     Geac’s common shares entitle their holders to receive notice of and attend all meetings of shareholders, and to vote thereat, except meetings at which only holders of a specified class of shares (other than the common shares) or a specified series of shares are entitled to vote. The holders of common shares are entitled to dividends, if, as, and when declared by the board of directors of Geac. The common shares are entitled upon liquidation, dissolution or winding-up of Geac to receive the remaining assets of the corporation, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Geac.

     The preference shares may from time to time be issued in one or more series and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares. The preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of Geac among its shareholders for the purpose of winding up its affairs, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares of Geac ranking junior to the preference shares of any series.

Preemptive Rights

     Under the CBCA, if provided in the articles of a corporation, no shares of a class will be issued unless the shares have first been offered to stockholders holding shares of that class, and those stockholders have preemptive rights to acquire the offered shares in proportion to their holdings of the shares of that class, at the price and on the terms that those shares are to be offered to others. Geac’s charter does not provide for preemptive rights.

Amendment to Governing Documents

     Under the CBCA, an amendment to a corporation’s articles generally requires shareholder approval by special resolution. A “special resolution” is a resolution passed by at least two-thirds of the votes cast by shareholders who are entitled to vote on the resolution. In addition, if an amendment to the articles of incorporation adversely affects the rights of a particular class or series of shares, that class or series is entitled to vote separately as a class, whether or not that class or series otherwise carries a right to vote.

     Under the CBCA, unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend, or repeal any bylaw that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required to submit the bylaw, amendment or repeal to the shareholders at the next shareholders meeting, and the shareholders may, by an “ordinary resolution” confirm, reject or amend the bylaw, amendment or repeal. An “ordinary resolution” is a resolution passed by a majority of the votes cast by shareholders who voted on the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Quorum of Stockholders

     Under the CBCA, the holders of a majority of the shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum for the transaction of business, irrespective of the number of persons present at the meeting, unless the bylaws provide otherwise. Geac’s bylaws provide that a quorum at any shareholder meeting will be the holders present in person or present by proxy of at least 20% of the outstanding shares entitled to be voted at the meeting.

Annual Meeting of Stockholders

     Under the CBCA, the directors of a corporation must call an annual meeting not later than 18 months after the corporation comes in to existence and thereafter, not later than 15 months after holding the last preceding annual meeting and no later than six months after the end of the corporations’ preceding financial year. Geac’s bylaws provide that the meeting shall be held at such place within Canada as the board may determine.

Call of Special Stockholder Meeting

     The CBCA provides that shareholder meetings may be called by the board of directors, and must be called by the board of directors when so requisitioned by holders of not less than 5% of the issued shares of the corporation that carry the right to vote at the meeting sought. A court may also order, in its discretion and in certain circumstances, the calling of a meeting upon the application of a director or shareholder entitled to vote at the meeting. Under Geac’s bylaws, the board of directors has the power to call a special meeting at any time.

Stockholder Consent Instead of a Meeting

     Under the CBCA, shareholder action may be taken without a meeting only by a written resolution signed by all shareholders who would be entitled to vote on that action at a meeting.

Requirements for Extraordinary Corporate Transactions

     Under the CBCA, extraordinary corporate actions, such as certain amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary actions such as liquidations or dissolutions are required to be approved by special resolution. For such approvals, each share of the corporation carries the right to vote, whether or not the shares are designated as voting shares in the corporation’s articles. In some cases the special resolution to approve an extraordinary corporate action must also be approved separately by the holders of a class or series of shares, including a class or series that does not otherwise have the right to vote.

     A corporation may also apply to a court for an order approving an arrangement which includes an amalgamation, a transfer of all or substantially all the property of a corporation to another corporation in exchange for property, money or securities of the corporation, or liquidation and dissolution where it is not insolvent and where it is not practicable for the corporation to make such fundamental change under other provisions of the Canada Business Corporations Act. The court may make any interim or final order it thinks fit with respect to the proposed arrangement.

     Shareholder approval is not required for an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries.

Amended and Restated Shareholder Protection Rights Plan

     Geac and a predecessor to Computershare Trust Company of Canada, as rights agent, entered into an agreement dated March 15, 2000 to implement a shareholder protection rights plan (the “Original Plan”). Geac’s Board of Directors adopted, and Geac’s shareholders on September 10, 2003 approved, the Amended and Restated Shareholder Protection Rights Plan (the “Amended Plan”) thereby reconfirming and amending the Original Plan. The Amended Plan is identical to the Original Plan in all material respects.

     One right (a “Right”) was issued on March 15, 2000, the date of implementation of the Original Plan, for each common share that was outstanding on that date or issued subsequently. Under the Amended Plan, the Rights are reconfirmed and Geac reconfirms its authorization to continue the issuance of one new Right for each common share issued. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Amended Plan) will, if certain events occur, constitute the right to purchase from Geac, on payment of the exercise price, that number of common shares of Geac having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Amended Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of Geac unless the board of directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares.

C.	Material contracts

     Set forth below is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Geac and its subsidiaries became a party since May 1, 2001:

Credit Facility

     On September 9, 2003, Geac and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which Geac and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) which provided for a US$50,000,000 revolving line of credit and a US$5,000,000 letter of credit sub-facility. The interest rate payable on advances under the Facility is, at Geac’s option, the prime rate plus 0.50% or LIBOR plus 3.00%. The Facility is secured by substantially all of the assets of Geac and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries. The Facility is available for the working capital needs and other general corporate purposes of Geac and its subsidiaries that are parties to the Loan Agreement.

Extensity Merger Agreement

     Geac entered into an Agreement and Plan of Merger with Geac Computers, Inc., Cage Acquisition Inc. (“Merger Sub”) and Extensity, Inc. (“Extensity”) dated August 26, 2002, amended and restated as of December 20, 2002, and again amended and restated as of February 4, 2003 (the “Extensity Merger Agreement”). Pursuant to the Extensity Merger Agreement, Merger Sub was merged with and into Extensity. Extensity stockholders were given the option to elect to receive US$1.75 or 0.627 common share of Geac in exchange for each share of Extensity common stock. Geac paid in the aggregate approximately US$74 million, consisting of US$63.9 million of cash and the issuance of 932,736 common shares of Geac. Effective as of March 6, 2003, Extensity is an indirect, wholly-owned subsidiary of Geac.

Comshare Merger Agreement

     Geac entered into an Agreement and Plan of Merger with Conductor Acquisition Corp. (“Merger Sub”) and Comshare, Incorporated (“Comshare”) dated June 22, 2003, as amended on August 13, 2003 (the “Comshare Merger Agreement”). Pursuant to the terms of the Comshare Merger Agreement, Geac conducted a cash tender offer for all of the outstanding shares of Comshare at a price of US$4.60 per share, followed by a merger of Merger Sub with and into Comshare, effective as of August 14, 2003. Geac paid an aggregate of approximately US$53.7 million for all of the outstanding shares of Comshare. Comshare is an indirect, wholly-owned subsidiary of Geac.

Emeryville Lease

     On January 12, 1998, Extensity, Inc. entered into a lease with Spieker Properties, L.P. as Landlord for office space at 2200 Powell Street, Emeryville, California 94608 (the "Lease"). The term of the Lease, as later amended, extends through August 31, 2006. Currently, pursuant to the terms of the Lease, Extensity is leasing approximately 61,000 square feet of office space. The current total lease payments are approximately $201,000 per month plus operating expenses, subject to annual increases as set forth in the Lease. On August 14, 2003, Geac acquired Extensity and assumed the Lease.

Employment Agreements

     Geac has entered into employment agreements with various of its key personnel. For a description of the terms of the employment agreements with directors and the Named Executive Officers, see Item 6C. “Board Practices—Employment Agreements,” above.

D.	Exchange Controls and Other Limitations Affecting Security Holders

     There are no laws or government decrees or regulations in Canada that restrict the export or import of capital, or affects the remittance of dividends, interest or other payment to a non-resident holder of Common Shares, other than with respect to potential income tax issues arising in connection with such investment. See “Taxation” below.

     There is no limitation imposed by Canadian law or by our Articles of Incorporation on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) (the “Investment Act”), as amended by an Act to implement the Agreement establishing the World Trade Organization (Canada) (the “WTO Implementation Act”). The following summarizes the principal features of the Investment Act for non-residents who propose to acquire Common Shares.

Investment Canada Act

     Under the Investment Act, an investment by an individual, a government or an agency thereof or an entity that is not a “Canadian” (as defined in the Investment Act) (a “non-Canadian”) may be subject to certain notification requirements or review by the Minister responsible for the administration of the Investment Act (the “Minister”). Except as set forth below, an investment in our Common Shares by a non-Canadian would be reviewable under the Investment Act if such investment constitutes a direct acquisition of control of the Company where the value of the assets of the Company, as at the end of the Company’s last completed fiscal year, is at least five million dollars. All direct acquisitions subject to review require that the acquiror file an application in accordance with the Investment Act. Before the acquisition of control may be completed, the Minister must be satisfied that the investment is likely to be of net benefit to Canada.

     Under the WTO Implementation Act, an investment made by a WTO Investor (as defined in the Investment Act) (a “WTO Investor”) in our Common Shares would be reviewable under the Investment Act if such investment constitutes an acquisition of direct control of the Company and the value of the assets of the Company, as at the end of our fiscal year preceding the date of the acquisition of control, is at least $223 million (which threshold increases each year by the rate of inflation for consumer prices in Canada).

     The Investment Act states that a non-Canadian will acquire direct control or will be deemed to acquire direct control if it acquires a majority of our outstanding Common Shares. An acquisition of less than a majority but more than one-third of the Common Shares will be presumed to be a direct acquisition of control unless it can be established that, upon the acquisition, we are not in fact controlled by the acquiror through the ownership of Common Shares.

     In certain limited circumstances transactions are exempt from the requirements of the Investment Act, including the acquisition of Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities.

E.	Taxation

     THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF GEAC. HOLDERS OR PROSPECTIVE HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THEIR OWNERSHIP AND DISPOSITION OF COMMON SHARES.

Principal Canadian Federal Income Tax Considerations

     The discussion under this heading is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of common shares of Geac (a “Non-Resident Holder”) who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) holds the common shares as capital property, deals at arm’s length and is not affiliated with Geac, is not (and has not been at any time when the holder held common shares of Geac) a resident or deemed to be a resident of Canada, does not use or hold common shares of Geac in carrying on business in Canada and is not a foreign affiliate of any person resident in Canada. Special rules which are not discussed below, may apply to a holder who is a non-resident insurer which carries on business in Canada and elsewhere.

     Generally speaking, a common share will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold the common share of Geac in the course of carrying on a business and has not acquired the share as an adventure in the nature of trade. Common shares of Geac held by certain “financial institutions” as defined in section 142.2 of the Tax Act will generally not be capital property to such holders and will be subject to special rules contained in the Tax Act. This summary does not take into account these special rules and Non-Resident Holders to whom these rules may be relevant should consult their own tax advisors.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the current provisions of the Canada-United States Income Tax Convention (the “Convention”) and on an understanding of the administrative positions and assessing practices of the Canada Customs and Revenue Agency (the “CCRA”) publicly available prior to the date of this Annual Report on Form 20-F. This summary takes into account all specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Annual Report on Form 20-F. There is no assurance that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or the administrative positions or assessing practices of the CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

     Each Non-Resident Holder is urged to consult such Non-Resident Holder’s own tax advisor with respect to the Canadian federal income tax consequences applicable to the Non-Resident Holder’s particular circumstances and any other federal, provincial, state, local or foreign tax consequences to it of holding or disposing of common shares of Geac.

Taxation of Dividends

     Under the Tax Act, dividends on common shares of Geac paid or credited, or deemed to have been paid or credited, to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax rate may be reduced pursuant to the provisions of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Pursuant to the Convention, the rate of withholding tax in respect of dividends paid to a resident of the United States for purposes of the Convention who is the beneficial owner of the common shares of Geac will generally be reduced to 15% of the gross dividend and will be reduced to 5% of the gross dividend if the beneficial owner of the common shares of Geac is a company which owns at least 10% of the voting stock of Geac. Moreover, under the Convention dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax, in the United States, are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Geac would not be required to withhold tax from dividends paid or credited to such an organization.

Disposition of Common Shares of Geac

     On a disposition of common shares of Geac (generally other than to Geac), a Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder, unless the common shares of Geac constitute “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. As long as the common shares of Geac are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), a common share of Geac will not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60 month period immediately preceding the disposition of the common shares, the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length for purposes of the Tax Act or the Non-Resident Holder together with such persons, owns or is considered to own not less than 25% of the issued shares of any class or series of shares of the capital stock of Geac. Non-Resident Holders should consult their own tax advisors as to the effect of the ownership of options to acquire shares of Geac on the determination of percentage ownership for such purpose.

Material United States Federal Income Tax Considerations

     The following is a summary of the material United States federal income tax considerations relating to the ownership and disposition of common shares of Geac to persons who are United States Holders (as defined below). The summary does not contain a complete analysis of all the potential tax considerations relating thereto. This summary is limited to holders who hold the common shares as “capital assets” (in general, assets held for investment) and does not deal with special situations. For example, this summary does not address any of the following:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the US dollar;

•	tax consequences to partnerships or similar pass-through entities (if a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the common shares, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership);

•	tax consequences to holders who have ceased to be United States citizens or to be taxed as resident aliens;

•	tax consequences to holders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services;

•	US federal gift tax, estate tax or alternative minimum tax consequences, if any; or

•	any state, local or non-United States tax consequences.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in US federal income tax consequences different from those discussed below.

YOU ARE A UNITED STATES HOLDER IF YOU ARE A BENEFICIAL OWNER OF COMMON SHARES AND YOU ARE

•	a citizen of the United States;

•	a resident of the United States for US federal income tax purposes;

•	a corporation or other entity (other than a partnership, estate or trust) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to US federal income taxation regardless of its source; or

•	a trust if a court within the Unites States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust.

Dividend Distributions on Common Shares of the Company

     To the extent that the Company has current or accumulated earnings and profits the amount of any gross distribution made to a U.S. Holder in respect of common shares of the Company will be treated as a dividend includible in gross income in an amount equal to the U.S. dollar value of such dividend on the date of receipt (based on the exchange rate on such date) without reduction for any Canadian income tax withheld from such distributions. Distributions in excess of our current and accumulated earnings and profits will reduce a U.S. Holder’s basis for the common stock until the basis is zero; any additional distributions in excess of our current and accumulated earnings and profits will be short-term or long-term capital gain, depending upon whether the U.S. Holder’s holding period for the common stock exceeds one year. Because the Company is not a United States corporation, dividends paid on the common shares of the Company will generally not be eligible for the dividends received deduction provided to corporations.

     Canadian tax withheld from any distribution may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

     If we pay a dividend in Canadian currency that is not converted by the recipient into U.S. dollars on the date of receipt, the recipient U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense or as an expense for the production of income.

     Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of Company’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to a 28-percent U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed IRS Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Significant and complex limitations apply to the availability of the foreign tax credit. Accordingly, U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

     A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholders tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains and loss if the common shares are a capital asset in the hands of a U.S. Holder who is an individual. The long-term capital holding period is in excess of one year. U.S. Holders who are individuals may carry over net capital loss to be deducted in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Eligibility of U.S. Holders Who Are Individuals for the Reduced Federal 15-Percent Rate on Dividends

     As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003 U.S. Holders who are individuals will pay tax at a 15-percent rate on eligible common stock dividends received from January 1, 2003, through December 31, 2008. Eligible dividends are dividends received during the tax year from (i) a domestic corporation, or (ii) a qualified foreign corporation (incorporated in a U.S. possession; stock traded on a U.S. exchange; or eligible for benefits under a comprehensive income tax treaty). Dividends paid by foreign corporations that are (i) a foreign investment company (FIC), (ii) a passive foreign investment company (PFIC), or (iii) a foreign personal holding company (FPHC) (as defined below) do not qualify for the reduced 15-percent rate. Also, beginning in 2009 the reduced 15-percent rate on dividends for individuals expires and those dividends will be taxed again at a marginal tax rate (35 percent). Because the Company is eligible for benefits under a comprehensive income tax treaty (that is, the Convention), and because the Company does not expect to be either a FIC, PFIC or FPHC, the Company believes that any dividends it pays will be treated as eligible common stock dividends.

Special Considerations.

     Unfavorable U.S. tax rules apply to U.S. shareholders of a “passive foreign investment company” (“PFIC”), a “foreign personal holding company” (“FPHC”), and a “controlled foreign corporation” (“CFC”).

     Passive Foreign Investment Company. A non-U.S. corporation, such as the Company, generally will be treated as a passive foreign investment company (“PFIC”) if, after applying certain look-through rules, either (i) 75 percent or more of its gross income is passive income or (ii) 50 percent or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. For every subsidiary corporation of which the Company owns at least 25 percent, by value, of the shares, the Company must treat a proportionate amount of assets and income of the subsidiary as held or received directly by the Company.

     We do not believe that we are presently a PFIC. There can be no assurance, however, that we will not become a PFIC. If we were to be treated as a PFIC, U.S. Holders may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of common shares. In order to avoid these tax consequences, a U.S. Holder of common shares in the Company (i) may be permitted to make a ‘qualified electing fund’ election, in which case, in lieu of such treatment, such U.S. Holder would be required to include in its taxable income certain undistributed amounts of our income or (ii) may elect to mark-to-market the common shares and recognize ordinary income (or possible ordinary loss) each year with respect to such marking-to-market and on the sale or other disposition of the common shares. Neither we nor our advisors have the duty to or will undertake to inform U.S. Holders whether or not we are a PFIC. U.S. Holders should consult their own tax advisors concerning our status as a PFIC. We do not currently intend to make available the information necessary for a U.S. Holder to make a ‘qualified electing fund’ election in the event we are determined to be a PFIC.

     Foreign Personal Holding Company. A non-U.S. corporation, such as the Company, may be classified as a foreign personal holding company (a “FPHC”) for federal income tax purposes if both of the following tests are satisfied: (i) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50 percent of its stock (measured by vote or value) and (ii) at least 60 percent (50 percent for years after to the year in which it becomes a FPHC) of its gross income (regardless of source), as specifically adjusted, ‘is foreign personal holding company income,’ which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

     Based on an analysis of our shareholder base, it is our belief that were are not a FPHC. However, no assurance can be given that we will not become a FPHC as a result of changes of ownership and the nature of our income. If we were to be classified as a FPHC each U.S. Holder would be required to include in income as a taxable constructive dividend its pro rata share of our undistributed foreign personal holding company income. Neither we nor our advisors have the duty to or will undertake to inform U.S. holders whether or not we are a FPHC. U.S. Holders should consult their own tax advisors concerning our status as a FPHC.

     Controlled Foreign Corporation. If more than 50 percent of our ordinary shares (measured by vote or value) is owned, directly or indirectly, by U.S. shareholders each of whom owns or is deemed to own under certain attribution rules at least 10 percent of the total combined voting power of all classes of our stock (“10-Percent U.S. Shareholders”), we would be treated as a CFC under Subpart F of the Code.

     We do not believe that we are currently a CFC; however, no assurance can be given that we will not become a CFC as a result of future changes in our ownership. If we were to be treated as a CFC, each 10-Percent U.S. Shareholder would be required to include in its taxable income as a constructive dividend its pro rata share of certain of our undistributed income, and all or a portion of the gain from the sale or exchange of the ordinary shares may be treated under Section 1248 of the Code as dividend income. Neither we nor our advisors have the duty to or will undertake to inform U.S. holders of changes in circumstances that would cause us to become a CFC. U.S. Holders should consult their own tax advisors concerning our status as a CFC.

F.	Dividends and paying agents

     Not applicable.

G.	Statement by experts

     Not applicable.

H.	Documents on display

     Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 11 Allstate Parkway, Suite 300, Markham, Ontario, Canada L3R 9T8, upon appointment during normal business hours.

I.	Subsidiary information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Financial instruments included in our consolidated balance sheets consist of cash and cash equivalents, accounts receivable, unbilled receivables, bank indebtedness, accounts payable and accrued liabilities and long-term debt. We treat financial instruments in accordance with the following principles:

•	Fair values of financial assets and liabilities — the fair values of accounts receivable, unbilled receivables, bank indebtedness, accounts payable and accrued liabilities are equivalent to their carrying value because of the short-term maturity of those instruments. There is currently no significant difference between the carrying value and the fair value of long-term debt. We are not a party to any significant derivative instruments.

•	Credit risk — we are subject to risk associated with both billed land unbilled receivables and cash and cash equivalents. Receivables are with customers in many diverse industries and are subject to normal industry credit risks. We place our temporary excess cash in high quality short-term financial instruments issued or guaranteed by major financial institutions in the countries in which we operate or in similar low risk instruments.

•	Interest rate risk — we are subject to relatively small interest rate risk on existing long term indebtedness. We will be subject to interest rate risk on our senior secured credit facility. The senior secured credit facility will bear interest at a variable rate based on a margin over the prime rate or LIBOR, as the case may be.

•	Foreign exchange risk — we are subject to foreign exchange risk because most of our business is transacted in currencies other than Canadian dollars. Accordingly, most of our balance sheet amounts, including financial instruments as defined above, are denominated in foreign currencies. If, for each of the foreign currencies in which we do business, the average exchange rate for FY 2003 appreciated or depreciated by 10 percent, the estimated impact on our net income for FY 2003 would be approximately $8.5 million.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     There have been no defaults, dividend arrearages or delinquencies.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     There have been no modifications to any class of Geac’s securities.

Item 15. Controls and Procedures

(a)	Geac’s Chief Executive Officer, Chief Financial Officer, and other members of Geac’s senior management team have evaluated the effectiveness of Geac’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on such evaluation, Geac’s Chief Executive Officer and Geac’s Chief Financial Officer have concluded that Geac’s disclosure controls and procedures, as of the end of the period covered by this report, were adequate and effective to provide reasonable assurance that information required to be disclosed by Geac, including Geac’s consolidated subsidiaries, in reports that Geac files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

(b)	Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

(c)	Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

(d)	Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

Item 16A. Audit committee financial expert

     Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

     Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

Item 16C. Principal Accountant Fees and Services

     Not applicable for Geac’s fiscal year ended April 30, 2003, under transition rules adopted by the SEC under the Sarbanes-Oxley Act of 2002.

Item 16D. Exemption from the listing standards for audit committees

     Not applicable.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     The following financial statements, which appear at pages F-1 through F-41 of this Annual Report, are incorporated herein by reference:

Item 19. Exhibits

Exhibit	Description

1.1	Restated Certificate and Articles of Incorporation of Geac, incorporated herein by reference to Exhibit 3.1 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

1.2	Bylaws of Geac, incorporated herein by reference to Exhibit 3.2 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

2.1	Amended and Restated Geac Shareholder Protection Rights Agreement, incorporated herein by reference to Exhibit 4.5 of Geac’s Registration Statement on Form S-8 (file no. 333-109670), filed with the Securities and Exchange Commission on October 14, 2003.

4.1	Amended and Restated Agreement and Plan of Merger by and among Geac Computer Corporation Limited, Geac Computers, Inc., Cage Acquisition Corp. and Extensity, Inc., incorporated herein by reference to Annex A of Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.2	Agreement and Plan of Merger dated June 22, 2003 among Comshare, Incorporated, Geac Computer Corporation Limited and Conductor Acquisition Corp., incorporated herein by reference to Exhibit 99(d)(3) of Geac’s Schedule TO filed with the Securities and Exchange Commission on July 1, 2003.

4.3	First Amendment to Agreement and Plan of Merger, dated as of August 13, 2003, by and among Comshare, Incorporated, Geac Computer Corporation Limited and Conductor Acquisition Corp., incorporated herein by reference to Exhibit 99(d)(8) of Geac’s Schedule TO/A filed with the Securities and Exchange Commission on August 14, 2003.

4.4	Loan, Guaranty and Security Agreement dated September 9, 2003 by and among Geac Computer Corporation Limited, certain of its subsidiaries, certain lenders named therein and Wells Fargo Foothill, Inc.

4.5	First Amendment Agreement dated September 30, 2003 by and among certain lenders, Wells Fargo Foothill Inc., Geac Computers, Inc. and certain of its affiliates.

4.6	Lease dated February 28, 1989 between Guarsel Partnership and Geac Canada Limited for property at 11 Allstate Parkway, Markham, Ontario, L3R 9T8, incorporated herein by reference to Exhibit 10.7 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.7	Lease Amending Agreement dated September 15, 1989 between Guarsel Partnership and Geac Canada Limited, incorporated herein by reference to Exhibit 10.8 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.8	Lease Amending Agreement dated November 1, 1990 between The Prudential Assurance Company Limited, Geac Canada Limited and Geac, incorporated herein by reference to Exhibit 10.9 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.9	Letter Agreement Amending Lease dated April 14, 1993 between Prudential Paramet Real Estate Services Limited and Geac Canada Limited, incorporated herein by reference to Exhibit 10.10 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.10	Extension Agreement dated May 20, 1993 between the Prudential Assurance Company Limited and Geac Canada Limited, incorporated herein by reference to Exhibit 10.11 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.11	Letter Agreement dated August 17, 2001 between GWL Realty Advisors Inc., on behalf of the landlord, and Geac Canada Limited, incorporated herein by reference to Exhibit 10.12 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.12	Watergate Office Lease dated January 12, 1998, as amended, by and between Spieker Properties, L.P. and Extensity, Inc.

4.13	Employment Agreement dated December 4, 2001 between Geac and Charles S. Jones, incorporated herein by reference to Exhibit 10.13 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.14	Employment Agreement dated July 9, 2001 between Geac and Paul D. Birch, incorporated herein by reference to Exhibit 10.14 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

70

4.15	Employment Agreement dated July 9, 2001 between Geac and Paul D. Birch, incorporated herein by reference to Exhibit 10.15 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.16	Amendment to Employment Agreement dated July 10, 2001 between Geac and Paul D. Birch, incorporated herein by reference to Exhibit 10.16 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.17	Employment Agreement dated May 30, 2003 between Geac and Arthur Gitajn.

4.18	Employment Agreement dated October 25, 2002 between Geac Computers, Inc. and Jim McDevitt, incorporated herein by reference to Exhibit 10.19 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.19	Employment Agreement dated November 25, 2002 between Geac, Geac Computers, Inc. and Timothy Wright, incorporated herein by reference to Exhibit 10.20 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.20	Option and Change in Control Agreement dated September 6, 2000 between Geac and Bertrand Sciard, incorporated herein by reference to Exhibit 10.21 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.21	Employment Contract dated January 1, 2000 between Geac and Bertrand Sciard, incorporated herein by reference to Exhibit 10.22 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.22	Employment Agreement dated February 19, 2002 between Geac and John L. Sherry, III, incorporated herein by reference to Exhibit 10.23 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.23	Option and change in control agreement dated September 29, 2000 between Geac and Hema Anganu, incorporated herein by reference to Exhibit 10.24 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.24	Employment Agreement dated June 20, 2002 between Geac, Geac Enterprise Solutions, Inc. and James M. Travers, incorporated herein by reference to Exhibit 10.25 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.25	Employment Agreement dated July 2, 2003 between Geac and Donna de Winter.

4.26	Employment Agreement dated July 11, 2003 between Geac, Geac Computers, Inc. and Jeffrey Snider.

4.27	Geac Stock Option Plan V, incorporated herein by reference to Exhibit 10.3 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.28	Geac Stock Option Plan VI, as amended, incorporated herein by reference to Exhibit 4.3 to Geac’s Registration Statement on Form S-8 (file no. 333-109670), filed with the Securities and Exchange Commission on October 14, 2003.

4.29	2003 Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 4.4 to Geac’s Registration Statement on Form S-8 (file no. 333-109670), filed with the Securities and Exchange Commission on October 14, 2003.

8.1	List of subsidiaries of Geac.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Geac’s Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Geac’s Chief Financial Officer.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Geac’s Chief Executive Officer and Chief Financial Officer.

71

June 18, 2003
(except as to note 23, which is as at June 23, 2003)

Report of Independent Auditors

To the Board of Directors and Shareholders of Geac Computer Corporation Limited

We have audited the consolidated balance sheets of Geac Computer Corporation Limited as at April 30, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended April 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2003 in accordance with accounting principles generally accepted in the United States of America.

As we discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets effective May 1, 2001.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario, Canada

Geac Computer Corporation Limited
Consolidated Balance Sheets

(in thousands of Canadian dollars, except share data)

	As at April 30,

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	128,755	115,449
Restricted cash and cash equivalents (note 2)	—	4,769
Accounts receivable and other (note 3)	78,080	77,969
Unbilled receivables	9,893	7,607
Future income taxes (note 19)	23,277	20,508
Inventory (note 4)	1,128	2,119
Prepaid expenses	17,056	16,016

	258,189	244,437
Restricted cash and cash equivalents (note 2)	3,433	451
Future income taxes (note 19)	32,982	58,073
Property, plant and equipment (note 5)	36,768	47,679
Intangible assets (note 6)	16,013	424
Goodwill (note 7)	104,667	97,324

	452,052	448,388

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	136,152	170,309
Income taxes payable	44,602	44,596
Current portion of long-term debt (note 11)	1,050	1,987
Deferred revenue	171,929	187,301

	353,733	404,193
Deferred revenue	3,857	10,679
Long-term debt (note 11)	7,980	9,954

	365,570	424,826

Redeemable preferred shares; unlimited shares authorized; issued and outstanding: 25,000 (2002 - nil); aggregate liquidation value: $75 (note 12)	78	—

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited
Consolidated Balance Sheets ...continued

(in thousands of Canadian dollars, except share data)

	As at April 30,

	2003	2002
	$	$
Shareholders’ Equity
Share capital
Preference shares; no par value; unlimited shares authorized; none issued or outstanding	—	—
Common shares; no par value; unlimited shares authorized
Issued and outstanding 84,136,490 (2002 - 78,144,608) shares	171,090	154,524
Additional paid-in capital	2,978	3,788
Purchase warrants	—	1,750
Deferred stock-based compensation	(696)	(1,294)
Employee loans to acquire shares	(375)	(375)
Accumulated other comprehensive loss	(11,041)	(5,194)
Deficit	(75,552)	(129,637)

	86,404	23,562

	452,052	448,388

Commitments and contingencies (note 13)

Approved by the Board of Directors

/s/ C. Kent Jespersen	/s/ Robert L. Sillcox

C. Kent Jespersen	Robert L. Sillcox
Chairman	Chair of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited
Consolidated Statements of Operations

(in thousands of Canadian dollars, except share and per share data)

	Years ended April 30,

	2003	2002	2001
	$	$	$
Revenues
Software	75,702	83,718	91,392
Support and services	500,697	580,860	670,577
Hardware	47,268	51,956	74,402

Total revenues	623,667	716,534	836,371

Cost of revenues
Software	10,032	11,429	15,687
Support and services	217,112	273,180	346,234
Hardware	39,961	42,022	60,794

Total cost of revenues	267,105	326,631	422,715

Gross profit	356,562	389,903	413,656

Operating expenses
Sales and marketing	90,199	93,173	124,616
Product development (note 9)	68,256	92,792	117,309
General and administrative	90,065	88,534	102,699
Net restructuring and other unusual items (note 18)	5,164	45,861	295,943
Goodwill impairment (note 7)	12,556	—	—
Amortization of goodwill	—	—	58,129
Amortization of intangible assets	1,633	1,738	61,752

	267,873	322,098	760,448

Income (loss) from operations	88,689	67,805	(346,792)

Interest income	2,037	1,900	1,666
Interest expense	(740)	(3,521)	(14,310)
Gain on disposal of business	—	5,073	97,300
Other income (expense), net	(2,553)	933	(5,581)

	(1,256)	4,385	79,075

Income (loss) from operations before income taxes	87,433	72,190	(267,717)
Income taxes (note 19)	33,348	30,126	(32,925)

Net income (loss)	54,085	42,064	(234,792)

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited
Consolidated Statements of Operations ...continued

(in thousands of Canadian dollars, except share and per share data)

	Years ended April 30,

	2003	2002	2001
	$	$	$
Net income (loss)	54,085	42,064	(234,792)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(5,847)	(5,021)	1,346

Comprehensive income (loss)	48,238	37,043	(233,446)

Basic net income (loss) per share	0.67	0.58	(3.78)

Diluted net income (loss) per share	0.66	0.56	(3.78)

Weighted average number of common shares outstanding (‘000s) (note 16)
Basic	80,152	73,130	62,068
Diluted	81,695	75,784	62,068

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited
Consolidated Statements of Shareholders’ Equity (Deficiency)
For the years ended April 30, 2003, 2002 and 2001

(in thousands of Canadian dollars, except share data)

	Share capital

							Employee	Accumulated		Total
			Additional			Deferred	loans to	other	Retained	shareholders’
			paid-in	Special	Purchase	stock-based	acquire	comprehensive	earnings	equity
	Shares	Amount	capital	warrants	warrants	compensation	shares	income (loss)	(deficit)	(deficiency)
	(’000s)	$	$	$	$	$	$	$	$	$
Balance — April 30, 2000	62,143	113,060	3,267	—	—	(2,799)	(2,912)	(1,519)	66,278	175,375
Expiry of options vested	—	18	(18)	—	—	—	—	—	—	—
Stock option compensation costs	—	—	(179)	—	—	1,894	—	—	—	1,715
Issued for cash	114	464	—	—	—	—	—	—	—	464
Purchased through normal course issuer bid and subsequently cancelled	(226)	(411)	—	—	—	—	—	—	(650)	(1,061)
Net loss	—	—	—	—	—	—	—	—	(234,792)	(234,792)
Write-off of employee loan	—	—	—	—	—	—	2,537	—	(2,537)	—
Foreign exchange translation adjustment	—	—	—	—	—	—	—	1,346	—	1,346

Balance — April 30, 2001	62,031	113,131	3,070	—	—	(905)	(375)	(173)	(171,701)	(56,953)
Expiry of options vested	—	86	(86)	—	—	—	—	—	—	—
Stock option compensation costs	—	—	804	—	—	(389)	—	—	—	415
Issued for cash (note 14)	6,114	25,172	—	17,885	—	—	—	—	—	43,057
Exercise of special warrants (note 14)	10,000	16,135	—	(17,885)	1,750	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	42,064	42,064
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(5,021)	—	(5,021)

Balance — April 30, 2002	78,145	154,524	3,788	—	1,750	(1,294)	(375)	(5,194)	(129,637)	23,562
Expiry of options vested	—	869	(869)	—	—	—	—	—	—	—
Stock option compensation costs	—	—	(178)	—	—	598	—	—	—	420
Issued for cash (note 14)	58	197	—	—	—	—	—	—	—	197
Exercise of purchase warrants (note 14)	5,000	15,500	—	—	(1,750)	—	—	—	—	13,750
Issued in exchange for shares of acquired company (note 14)	933	—	—	—	—	—	—	—	—	—
Option value resulting from acquisition (note 14)	—	—	240	—	—	—	—	—	—	240
Net income	—	—	—	—	—	—	—	—	54,085	49,856
Accrued dividends on redeemable preferred shares	—	—	(3)	—	—	—	—	—	—	(3)
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(5,847)	—	(5,847)

Balance — April 30, 2003	84,136	171,090	2,978	—	—	(696)	(375)	(11,041)	(75,552)	82,175

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited
Consolidated Statements of Cash Flows
For the years ended April 30, 2003, 2002 and 2001

(in thousands of Canadian dollars)

	Years ended April 30,

	2003	2002	2001
	$	$	$
Cash provided by (used in)
Operating activities
Net income (loss)	54,085	42,064	(234,792)
Adjusted for items not involving cash:
Amortization of goodwill and intangible assets	1,633	1,738	119,881
Amortization of property, plant and equipment	15,904	18,058	20,466
Goodwill impairment	12,556	—	—
Writedown of intangible assets	—	—	252,831
Writedown of other assets	—	2,668	—
Writedown of property, plant and equipment	—	5,065	3,634
Future income tax expense (recovery)	25,648	9,955	(50,447)
Reversal of accrued liabilities and other provisions	(7,750)	(6,911)	—
Gain on divestiture of operations	—	(5,256)	(97,300)
Other	(327)	462	2,258
Change in non-cash working capital excluding deferred revenue
Accounts receivable and other and unbilled receivables	6,656	28,108	76,794
Inventory	1,212	2,417	5,430
Prepaid expenses	603	1,198	(904)
Accounts payable and accrued liabilities	(46,248)	22,743	(57,514)
Income taxes payable	(825)	5,555	21,140
Change in deferred revenue	(19,984)	(44,991)	(64,052)

	43,163	82,873	(2,575)

Investing activities
Acquisitions less cash acquired (note 21)	(33,660)	—	(45,009)
Proceeds from divestiture of operations less cash divested (note 22)	—	1,626	158,580
Net additions to property, plant and equipment	(2,651)	(5,529)	(3,827)
Additions to other assets	—	(3,130)	—
Change in restricted cash and cash equivalents	1,787	815	(5,804)

	(34,524)	(6,218)	103,940

Financing activities
Issue (repurchase) of common shares and special warrants	13,947	43,057	(596)
Decrease in bank indebtedness	—	(39,489)	(101,584)
(Repayment) issuance of long-term debt	(3,759)	1,651	(5,603)

	10,188	5,219	(107,783)

Effect of exchange rate changes on cash and cash equivalents	(5,521)	(102)	(625)

Cash and cash equivalents
Net increase (decrease) in cash and cash equivalents	13,306	81,772	(7,043)
Cash and cash equivalents — Beginning of year	115,449	33,677	40,720

Cash and cash equivalents — End of year	128,755	115,449	33,677

Supplemental cash flow disclosure
Interest paid	704	2,990	8,775
Income taxes paid	8,949	10,916	(594)

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

1	Nature of operations

Geac Computer Corporation Limited (Geac or the Company) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Geac’s solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, and time capture, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. Geac also provides industry-specific applications (ISA) tailored to the real estate, restaurant, property management, and construction marketplaces, and for libraries, and public safety agencies. Geac is also a reseller of computer hardware and software, and provides a broad range of professional services, including application hosting, consulting, implementation services, and training. Geac’s most significant international operations are in the United States, the United Kingdom, and France.

2	Summary of significant accounting policies

Adoption of new accounting pronouncements

Effective May 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This standard eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value. Prior to May 1, 2001, goodwill was amortized on a straight-line basis over the estimated periods of benefit not exceeding ten years. The new standard has been applied on a prospective basis (note 7).

Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others — an interpretation of FASB 5, 57 and 107 and rescission of FASB Interpretation No. 34” (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation has been applied on a prospective basis.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Basis of presentation

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and are presented in Canadian dollars.

Accounting estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including future income tax assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

These consolidated financial statements comprise the financial statements of Geac Computer Corporation Limited and its subsidiary companies, which are wholly owned by Geac. Intercompany transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents are composed of non-restricted cash and short-term, highly liquid investments with an original maturity of 90 days or less.

Restricted cash and cash equivalents

Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer, vendor, or government agency. As at April 30, 2003, the majority of restricted cash and cash equivalents is related to letters of credit issued for the benefit of lessors of office space. These letters of credit are collateralized by cash in the amount of $2,462 (US$1,717). As at April 30, 2002, the restricted cash and cash equivalents of $3,191 were mainly related to performance bonds for customer contracts, and $1,809 of bank guarantees and letters of credit for office space and vendor obligations, all of which were collateralized by cash.

Inventory

Work-in-progress and finished goods inventory are stated at the lower of cost on a first-in, first-out basis and net realizable value.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization and are amortized over the estimated useful lives of the related assets as follows:

Buildings	40 years straight-line
Computers, processing and office equipment, and machinery	3 to 5 years straight-line
Automobiles	4 years straight-line
Leasehold improvements Assets under capital leases	straight-line over the lease term straight-line over the useful lives of the assets, as indicated above

The Company reviews, on an ongoing basis, the carrying values of its property, plant and equipment. If it is determined that the carrying value of property, plant and equipment is not recoverable and exceeds its fair value, a write-down to fair value is charged to income in the period that such a determination is made.

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.

Goodwill and intangible assets are accounted for in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

In accordance with SFAS No. 142, effective May 1, 2001, goodwill and indefinite life intangible assets are not subject to amortization. Instead, goodwill and indefinite life intangible assets are tested annually for impairment.

The Company reviews the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the asset.

Intangible assets, which consist of acquired software, customer relationships and agreements, and trademarks, are recorded at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Acquired software	1 to 5 years
Customers relationships and agreement	3 to 5 years
Trademarks and name	4 years

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Income taxes

Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are measured using income tax rates applicable to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in income tax laws and rates in the period in which the change occurs.

Investment tax credits arising from research and development are deducted from the related costs and, accordingly, are included in the determination of income in the same year as the related costs.

Revenue recognition

Revenue from the sale of software licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. Arrangements for which the fees are not fixed or determinable are recognized in the period they become known and due.

For software contracts sold through indirect channels, revenue is recognized when, based on the shipping terms, delivery of the software products to the resellers is deemed to occur, provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is reasonably assured. Contract terms do not provide resellers with product rotation rights or rights of return.

For contracts involving significant implementation or customization essential to the functionality of the Company’s products, the license and service revenues are recognized over the period of the engagement, using the percentage-of-completion method. Progress is measured using milestones or costs incurred. Revenue is classified in the consolidated financial statements as either license revenue or professional services revenue based upon the Company’s estimates of fair value for each of the elements. A provision for estimated contract losses is recognized in the period the loss becomes probable and can be reasonably estimated.

Revenue from professional services, such as consulting fees or training fees, is recognized as the services are performed. Maintenance and support revenues are recognized ratably over the term of the related maintenance agreement, which is normally one year.

The timing of revenue recognition may differ from contract payment schedules, resulting in revenues that have been earned but not yet billed. These amounts are included in unbilled receivables. Customer advances in excess of revenue earned and recognized are recorded as deferred revenue.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The Company has established vendor-specific objective evidence (VSOE) of fair value of its products and services for purposes of accounting for multiple-element arrangements and believes that the evidence gathered complies with the requirements of Statement of Position 97-2. VSOE is established for each of the elements in the arrangements based on the following:

•	Customers are generally required to renew their maintenance and technical support contracts annually and pay separately for such renewal. The Company considers the renewal rates, which are included as a term of the arrangements, to represent VSOE of fair value for the maintenance and technical support element in the arrangement.

•	The Company has an established history of selling consulting and professional services separately. The Company charges standard hourly rates for consulting services, which are based on the nature of the services and the experience of the professionals who are performing the services. The Company considers these rates to represent VSOE of fair value for consulting services.

•	The Company occasionally sells computer hardware, such as IBM e-server i-Series (formerly AS/400) servers, for use in conjunction with software systems, where appropriate, to provide a more complete solution to customers. The VSOE of fair value for this element of the arrangement is based on the price established by our suppliers and is consistent with the price actually paid by the Company to the suppliers, at a modest markup.

For the sale of software licenses bundled with a one-year service and maintenance contract, the Company generally invoices 100% of the fee at the inception of the license contract, with terms of 30 days. For maintenance renewals, 100% of the annual fee is charged at the inception of the maintenance contract, with terms of 30 days. Consulting contracts are generally billed based on time and materials, throughout the term of the assignment, with terms of 30 days.

Research and development costs

Research and development costs are expensed as incurred. Research and development costs are reduced by the amount of related government grants and other amounts recoverable.

Software development costs

The Company accounts for software development costs in accordance with the provisions of SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” The Company capitalizes computer software development costs that are incurred after the establishment of technological feasibility, which the Company has defined as a completion of a working model ready for release to customers. The Company has not capitalized any software development costs to date, as costs that would qualify have been insignificant and have been expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses incurred in fiscal 2003 were $3,621 (2002 — $4,994; 2001 — $6,221).

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Shipping and handling costs

Shipping and handling costs are included in the cost of revenues.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the consolidated balance sheet dates, and revenues and expenses are translated at the average exchange rate for the year. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the consolidated statements of operations. For foreign subsidiaries with functional currencies other than the Canadian dollar, all assets and liabilities are translated at the year-end exchange rates and all revenue and expenses items are translated at the average rate for the period, with exchange differences arising on translation accumulated in other comprehensive income (loss).

Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 14.

SFAS No. 123, “Accounting for Stock-Based Compensation,” requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock compensation granted to employees on the determination of net income. The Company has elected to measure compensation cost as permitted by Accounting Principles Board (APB) Opinion No. 25, based on the difference, if any, on the date of the grant, between the fair value of the Company’s shares and the exercise price (referred to as the “intrinsic value method”). Deferred stock-based compensation is amortized and expensed over the vesting period of the individual award on a straight-line basis.

The Company has modified certain stock options by reducing the exercise price and extending the life of the options. Under FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” a reduction in the exercise price results in accounting for the modified options using variable plan accounting, whereby compensation cost is estimated and recorded each period from the modification date to the date of exercise or expiry, and the extension of the life of the options results in a new measurement date.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Had compensation cost for option grants to employees been determined as if the fair value method required by SFAS No. 123 had been applied, the Company’s net income (loss) would have been as follows:

	2003	2002	2001
	$	$	$
Net income (loss), as reported	54,085	42,064	(234,792)
Add: Stock-based compensation expense included in reported net income (loss), net of related income tax effects	420	415	1,715
Deduct: Total stock-based compensation expenses determined under the fair value based method for all awards, net of related income tax effects	7,696	15,394	18,746

Pro forma net income (loss)	46,809	27,085	(251,823)

Earnings (loss) per share
Basic, as reported	0.67	0.58	(3.78)
Basic, pro forma	0.58	0.37	(4.06)
Diluted, as reported	0.66	0.56	(3.78)
Diluted, pro forma	0.57	0.36	(4.06)

The weighted average fair values of stock options granted, including any modifications, which are considered new grants, in 2003, 2002 and 2001 were $3.17, $4.78 and $8.68, respectively. The fair values of options or awards granted under the stock ownership plan were estimated using the Black-Scholes options pricing model with the following assumptions:

	Years ended April 30,

	2003	2002	2001
Risk-free interest rate	4.54%	5.17%	5.75%
Expected volatility	75.81%	76.09%	58.96%
Dividend yield	nil	nil	nil
Weighted average expected option life	7years	7years	7years

The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

New accounting pronouncements not yet adopted

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation,” which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. The adoption of this new standard will not have a material impact in the Company’s financial statements.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51,” which is effective in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”), how to determine which business enterprise should consolidate the VIE, and when, the Company does not expect the adoption of this Interpretation to have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. Upon adoption of this Statement, the Company’s redeemable preferred shares will be classified as a liability.

Comparative figures

Certain of the prior years’ figures have been reclassified to conform to the current year’s financial statement presentation.

3	Accounts receivable and other

	April 30,

	2003	2002
	$	$
Trade accounts receivable	86,962	83,096
Allowance for doubtful accounts	(8,907)	(8,431)
Other receivables	25	3,304

	78,080	77,969

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

4	Inventory

	April 30,

	2003	2002
	$	$
Finished goods	1,110	1,091
Work-in-progress	18	1,028

	1,128	2,119

5	Property, plant and equipment

	April 30, 2003

		Accumulated
	Cost	amortization	Net
	$	$	$
Land	2,932	—	2,932
Buildings	14,079	3,536	10,543
Computers, processing and office equipment, and machinery	111,937	99,332	12,605
Automobiles	1,172	901	271
Leasehold improvements	17,840	13,527	4,313
Assets under capital leases (i)	8,902	2,798	6,104

	156,862	120,094	36,768

	April 30, 2002

		Accumulated
	Cost	amortization	Net
	$	$	$
Land	3,175	—	3,175
Buildings	15,186	3,186	12,000
Computers, processing and office equipment, and machinery	113,752	93,427	20,325
Automobiles	1,878	1,563	315
Leasehold improvements	18,667	12,357	6,310
Assets under capital leases (i)	13,227	7,673	5,554

	165,885	118,206	47,679

i)	Assets under capital leases mainly consist of a building.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

6	Intangible assets

	April 30, 2003

		Accumulated
	Cost	amortization	Net
	$	$	$
Acquired software (i)	11,730	594	11,136
Customer relationships and agreements (i)	4,373	539	3,834
Trademarks and name (i)	1,101	58	1,043

	17,204	1,191	16,013

	April 30, 2002

		Accumulated
	Cost	amortization	Net
	$	$	$
Acquired software	3,443	3,019	424

i)	Additions of intangible assets in fiscal 2003 resulted from the acquisitions of Extensity, Inc. (“Extensity”) and the assets of EBC Informatique (note 21).

Estimated amortization expense for each of the next five years, beginning with the year ending April 30, 2004, is as follows:

$
2004	4,644
2005	4,177
2006	4,022
2007	2,864
2008	520

7	Goodwill

	April 30,

	2003	2002
	$	$
Goodwill	154,866	155,521
Less: Accumulated amortization	50,199	58,197

	104,667	97,324

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

In connection with the annual review of the carrying value of goodwill, a goodwill writedown of $12,556 was recorded in the fourth quarter of fiscal 2003 relating to the Interealty business, based on revised future estimates of its likely performance. This represented the full amount of goodwill on the Company’s balance sheet for the Interealty business.

The changes in the carrying amount of goodwill are as follows:

$
Balance as at April 30, 2001	102,591
Goodwill sold as part of the sale of publishing systems business	(3,607)
Goodwill adjustment related to pre-acquisition liabilities	(3,967)
Foreign exchange impact	2,307

Balance as at April 30, 2002	97,324
Goodwill from EBC Informatique acquisition (note 21)	2,478
Goodwill from Extensity acquisition (note 21)	24,357
Goodwill impairment	(12,556)
Goodwill adjustment related to pre-acquisition liabilities (note 18)	(1,081)
Foreign exchange impact	(5,855)

Balance as at April 30, 2003	104,667

The goodwill has not been allocated to segments as it is not included in the determination of segment assets reviewed by the chief operating decision maker.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The following table reflects the results adjusted as though the adoption of SFAS No. 142 had occurred as at the beginning of fiscal 2001:

	Years ended April 30,

	2003	2002	2001
	$	$	$
Reported net income (loss)	54,085	42,064	(234,792)
Add back: goodwill amortization	—	—	58,129

Adjusted net income (loss)	54,085	42,064	(176,663)

Basic net income (loss) per share
Reported net income (loss) per share	0.67	0.58	(3.78)
Add back: goodwill amortization	—	—	0.94

Adjusted net income (loss) per share	0.67	0.58	(2.84)

Diluted net income (loss) per share
Reported diluted net income (loss) per share	0.66	0.56	(3.78)
Add back: goodwill amortization	—	—	0.94

Adjusted diluted net income (loss) per share	0.66	0.56	(2.84)

8	Accounts payable and accrued liabilities

	April 30,

	2003	2002
	$	$
Accounts payable	15,948	35,528
Payroll and benefits	40,370	41,605
Accrued restructuring charges	33,380	38,844
Accrued professional fees and legal costs	14,448	20,425
Commodity and property taxes	8,390	10,543
Hardware and third party software	5,418	4,568
Insurance	2,307	2,331
Other accrued liabilities	15,891	16,465

	136,152	170,309

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

9	Product development

	Years ended April 30,

	2003	2002	2001
	$	$	$
Gross product development	68,256	94,192	118,659
Less: investment tax credit	—	1,400	1,350

Net product development	68,256	92,792	117,309

Research and development costs included in product development are $25,964 in fiscal 2003, $35,997 in fiscal 2002 and $74,157 in fiscal 2001.

10	Credit facility

The Company entered into a 24-month revolving credit facility in the second quarter of fiscal 2002 in the amount of US$20,000. Borrowings under this facility were collateralized by a substantial portion of the Company’s assets and bore interest at a variable rate with a minimum of 9.75%. There was no drawdown under this credit facility, and it was terminated by the Company in March 2002.

11	Long-term debt

	April 30,

	2003	2002
	$	$
Collateralized loans
Euro loans bearing interest ranging from 4.10% to 6.50% per annum, repayable until fiscal 2004 (2002 - until fiscal 2005), collateralized by certain assets of the borrowing subsidiary	16	1,039
Sterling loans, bearing interest at 2.00% above bank base rate per annum, repayable in full in fiscal 2007, collateralized by real properties	3,590	5,252
Uncollateralized loans
Euro loans bearing interest at 4.10% to 4.60% per annum, repayable until fiscal 2005	517	—
Sterling loans, bearing interest at a variable rate of 1.10% above bank base rate per annum, repayable until fiscal 2003	—	106
Capital lease obligations bearing interest between 4.75% and 8.00% (2002 - 5.00% and 8.29%), uncollaterized	4,907	5,544

	9,030	11,941
Less: Current portion	1,050	1,987

Long-term debt	7,980	9,954

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The interest expense on long-term debt and interest paid are as follows:

	Years ended April 30,

	2003	2002	2001
	$	$	$
Interest expense on long-term debt	412	676	987
Cash interest paid on long-term and short-term obligations	704	2,990	8,775

The capital repayments required on the Company’s total long-term obligations as at April 30, 2003 are as follows:

$

2004	1,050
2005	526
2006	526
2007	4,159
2008	692
2009 and subsequent	2,077

9,030

12	Redeemable preferred shares

In connection with the acquisition of Extensity, Cage Acquisition Inc. (Cage), a subsidiary of Geac, issued 25,000 shares of non-voting, redeemable preferred stock for US$2.00 per share to a third party on December 11, 2002. The holders of redeemable preferred stock are entitled to receive a fixed dividend of 12% per year, being paid semi-annually on May 15 and December 15. The dividends are cumulative and payable in arrears. The preferred dividend payments have been accrued from the issue date to April 30, 2003 and charged as a reduction to additional paid-in capital within shareholders’ equity.

The preferred shares are redeemable after the 60-month anniversary of the issue date, either at the option of the Company by paying in cash US$2.02 plus all accrued but unpaid dividends thereon for each share of preferred stock up to and including the date fixed for redemption, or at the option of the holder of preferred stock, at a cash redemption price of US$2.00 plus all accrued but unpaid dividends thereon for each share of preferred stock.

In the event of (i) any liquidation, dissolution or winding up of Cage, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of Cage, or (iii) acquisition, merger or reorganization of Cage by another entity in which neither Cage nor Geac has at least a majority of the voting power of the successor entity, the preferred stockholders are entitled to receive US$2.00 for each share of preferred stock they held, plus all accrued but unpaid dividends.

The merger agreement provided for the acquisition of Extensity by Geac through the merger of Cage into Extensity. The preferred shares of Cage were converted in the merger into preferred shares of Extensity having equivalent rights and privileges, and remain outstanding in the hands of the third party after the merger.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

13	Commitments and contingencies

The Company has operating leases on rental equipment for varying terms up to a maximum of five years, leases on vehicles for varying terms up to a maximum of 4 years, and has entered into leases for the rental of premises for varying terms up to a maximum of 12 years. Aggregate lease payments in each of the next five years, beginning with the year ending April 30, 2004, are as follows:

$
2004	23,094
2005	19,337
2006	13,228
2007	4,209
2008	2,240
2009 and subsequent	4,282

66,390

The operating lease expense incurred in fiscal 2003 was $24,374 (2002 — $29,423; 2001 — $28,804).

The Company has capital leases on assets (notes 5 and 11) for varying terms up to a maximum of 8 years. Aggregate lease payments on assets held under capital leases in each of the next five years, beginning with the year ending April 30, 2004, are as follows:

$

2004	910
2005	809
2006	807
2007	807
2008	807
2009 and subsequent	2,422

6,562
Less: Imputed interest on capital lease obligations	1,655

4,907

As at April 30, 2003, letters of credit and bank guarantees are outstanding for approximately $3,923 (2002 — $2,432; 2001 — $2,611). The Company is potentially liable for approximately $179 (2002 — $3,128; 2001 — $3,134) of performance bonds, which are routinely issued on its behalf by financial institutions in connection with outstanding contracts with various public sector customers.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Customer indemnification

From time to time, the Company agrees to indemnify its customers against liability if the Company’s products infringe a third party’s intellectual property rights. As of April 30, 2003, the Company was not subject to any pending litigation alleging that the Company’s products infringe the intellectual property rights of any third parties.

Litigation

Geac, in the normal course of business, is subject to legal proceedings brought against it and its subsidiaries, including several that are not described below. Such proceedings may be the result of disputes over, among other things, contracts, alleged torts, real estate, insurance, employee relations, or intellectual property.

In May 2001, Cels Enterprises, Inc., filed a complaint in the United States District Court for the Central District of California against Geac Computer Corporation Limited and its subsidiary Geac Enterprise Solutions, Inc. (GES). GES is the successor to JBA Holdings plc, a company acquired by GEAC in 1999 (JBA). The complaint alleged that JBA software supplied to Cels by Geac was experimental and did not work. The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of US$28.3 million. In August 2003, the jury returned a verdict against GES awarding Cels US$1.8 million in compensatory damages and US$2.3 million in punitive damages, and a judgment was entered. Either party may appeal the judgment. At April 30, 2003, Geac had accrued US$2.0 million in respect of the Cels claim. Geac increased the amount of this reserve to US$4.1 million at July 31, 2003.

Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit which alleges that Extensity, certain of its officers and directors (who are no longer employed by Geac), and the underwriters of its initial public offering in January 2000 violated the federal securities laws of the United States. The parties have submitted a settlement proposal and are awaiting court approval of the proposal. Such approval is expected in late 2003 to early 2004. If the proposed settlement is not approved, in view of the fact that Extensity is a corporate defendant, this action may divert the efforts and attention of Geac’s management and, if determined adversely, could have a material impact on Geac’s, business, financial position, results of operations and cash flows.

On March 21, 2002, Grace Consulting, Inc. (“Grace”), a provider of software maintenance and consulting services, filed a lawsuit against GES and Geac Computer Corporation Limited claiming antitrust violations and seeking approximately US$75 million in damages. Grace alleged that Geac was attempting to monopolize the market for maintenance services in certain Geac products by filing a copyright infringement suit against Grace and by taking other measures to prevent Grace from providing software maintenance services through the infringement of Geac’s copyrights. Geac believes this lawsuit is based on facts and circumstances substantially similar to Grace’s claims in an earlier lawsuit. In 1995, before its acquisition by Geac, Dun & Bradstreet Software Services, Inc. filed a complaint against Grace claiming copyright infringement. Grace asserted counterclaims against Dun & Bradstreet Software Services, Inc. for copyright misuse, tortious interference with contract, and breach of contract. On September 24, 2002, the United States Circuit Court of Appeals for the Third Circuit issued an opinion in Geac’s copyright infringement suit against Grace, finding that Grace’s maintenance services infringed Geac’s copyrights, reinstating Geac’s claims against Grace for misappropriation of trade secrets, and affirming the dismissal of Grace’s counterclaims for copyright misuse, tortious interference with contractual relations, and breach of contract. Grace sought review by the United States Supreme Court, but such review was denied. Grace has ceased doing business. In light of the Third Circuit’s decision, Geac believes that the claims raised in Grace’s March 2002 antitrust action are without merit because the claims raised in that suit were dependent upon Grace’s maintenance services not infringing Geac’s copyrights. However, there can be no assurance that Geac will be successful in defending against these new claims.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The ultimate outcome of these, and other, matters cannot currently be determined, nor, except as stated above, can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that Geac may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may be material.

14	Share capital

The Company is authorized to issue an unlimited number of common shares, with no par value, and an unlimited number of preference shares, with no par value, issuable in series.

In March 2003, the Company acquired Extensity. Under the terms of the merger agreement, Extensity shareholders were able to elect to receive, for each share of Extensity common stock, 0.627 of a Geac common share or US$1.75 in cash. In connection with this transaction, the Company issued 932,736 common shares at a value of $4.13 per share, which is determined based on an average market price of Geac during three days prior to the closing of the acquisition. The issued share capital of $3,852 was offset by the issuance costs incurred in the transaction. In accordance with the terms of the merger agreement, the Company assumed all of the Extensity’s outstanding options on the closing date of March 6, 2003. The fair value of $240 of the assumed options was recognized as part of the share capital of the Company.

In May 2001, the Company entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy 10 million units via special warrants. Each unit consisted of one common share plus one half of a common share purchase warrant, and the units were issued at $2.00 per unit, for aggregate proceeds of $20,000. The net proceeds after underwriters’ fees and other issue expenses were $17,885. On August 1, 2001, the 10 million special warrants were exercised, which resulted in the issuance of 10 million common shares and 5 million common share purchase warrants and an increase in share capital in the amount of $16,135. The purchase warrants were recorded at their fair value of $1,750. Each full common share purchase warrant entitled the purchaser to acquire a common share of the Company for $2.75 at any time up to 18 months from the close of the offering on June 29, 2001. During the second and third quarters of fiscal 2003, all 5 million purchase warrants were exercised. As a result of this exercise, share capital increased by $13,750 and the fair value of purchase warrants of $1,750 was reclassified and recognized as part of the issued share capital.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The Company also completed another equity financing on September 27, 2001. The sale of 6 million common shares at $4.50 per share raised gross proceeds of $27,000. The net proceeds after commissions and other issue expenses were $24,775.

Stock ownership plan

An Employee Stock Ownership Plan (ESOP), under which employees could make quarterly purchases of shares of the Company at a 10% discount from the lower of the weighted average market price of the shares during the fiscal quarter or the average market closing price during the last five business days in the quarter, has been in existence since 1984. After 28,387 shares were issued under the ESOP, on July 31, 2001, the Company replaced the ESOP with an amended and restated Employee Stock Purchase Plan (ESPP) with similar terms effective August 1, 2001. The maximum number of shares available for issuance to plan members under the ESPP is 600,000, which excludes the number of shares issued under the ESOP. During fiscal 2003, 39,646 (2002 — 65,295) shares were issued to employees at a weighted average price of $3.57 (2002 — $3.49) per share. The aggregate number of shares available to be issued under the ESPP as at April 30, 2003 is 523,446 (2002 — 563,092). The Company’s share capital account was credited for $141 (2002 — $228) for cash received from employees for purchases of shares under the ESOP.

Stock option plan

Options have been granted to employees, directors, and executive officers to purchase common shares at or above the prevailing market price at the time of the grant under the Company’s two stock option plans (the “Option Plans”). Options under the Option Plans usually vest over three to four years and expire ten years from the date granted. Options are no longer granted under Geac’s Stock Plan V. Geac’s Stock Plan VI, as amended through April 30, 2003, provided for the issuance of up to 9.2 million common shares upon exercise of options granted or to be granted under the plan. The plan also provided that options for up to an additional 1.4 million shares could be granted to employees or officers of Geac’s newly acquired subsidiary, Extensity, provided that such options were granted on or before April 7, 2003. In connection with the Extensity acquisition, 175,768 options were issued to replace outstanding options of Extensity and 958,320 additional options were granted on March 25, 2003, to employees and officers of Extensity, which vest over three years and expire in ten years after the date of grant. As at April 30, 2003, the total number of common shares still available to be issued under Stock Option Plan VI was 1,977,097 (2002 — 1,584,597).

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

An analysis of the stock options outstanding under the Option Plans and other arrangements is as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price
		$		$		$
	(’000s of		(’000s of		(’000s
	options)		options)		of options)
Outstanding — Beginning of year	6,492	9.64	6,627	13.40	5,427	23.53
Options granted	2,404	4.39	2,671	4.82	2,878	8.62
Options exercised	(20)	2.89	(49)	3.47	(5)	18.25
Options expired	(974)	14.48	(1,625)	15.52	(483)	18.50
Options forfeited	(688)	11.27	(1,132)	11.98	(1,190)	20.28

Outstanding — End of year	7,214	7.10	6,492	9.64	6,627	13.40

Weighted average exercise price of options exercisable — End of year		9.83		13.01		13.94

The Company’s share capital account was credited with $56 (2002 — $169; 2001 - $91) for cash received from employees upon the exercise of stock options.

During fiscal 2002, the Company extended the contractual life of 96,750 options. During fiscal 2001, 1,701 options were repriced from a weighted average price of $27.24 to $9.32 and the Company extended the contractual life of 576 options. In fiscal 2003, the Company did not extend the contractual life of any options.

	Options outstanding			Options exercisable

		Weighted			Weighted
	Number	average	Weighted	Number	average	Weighted
Range of	outstanding	remaining	average	outstanding	remaining	average
exercise	as at	contractual	exercise	as at	contractual	exercise
prices	April 30,	life	price	April 30,	life	price
	$2003	(years)		$2002	(years)	$
0.38 - 3.52	1,509,768	8.0	2.82	518,142	7.6	2.85
4.24 - 4.83	2,543,320	9.5	4.56	98,750	8.8	4.78
6.37 - 9.32	2,609,250	6.6	8.18	2,063,750	6.3	8.10
10.15 - 29.25	367,000	3.3	20.60	355,250	3.2	20.50
32.92 - 41.25	185,000	3.6	35.11	152,500	3.5	35.52

0.38 - 41.25	7,214,338	7.7	7.10	3,188,392	6.1	9.83

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The per share weighted average exercise price and fair value of stock options or awards granted in fiscal 2003, at the date of grant, are as follows:

	Exercise price	Fair value
Stock option	$	$
In-the-money options	2.61	2.20
At-the-money options	4.69	3.41
Out-of-the-money options	4.34	3.04

In-the-money options are defined as the options with an exercise price less than the market price of the stock on the grant date of the options. At-the-money options are defined as the options with an exercise price the same as the market price of the stock on the grant date of the options. Out-of-the-money options are defined as the options with an exercise price more than the market price of the stock on the grant date of the options.

Shareholder protection rights plan

Pursuant to the Company’s Shareholder Protection Rights Plan (the Plan), on March 15, 2000, the board of directors of the Company authorized the issuance of one right (a Right) for each common share that was outstanding on that date or issued subsequently. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Plan) will, if certain events occur, constitute the right to purchase from the Company, on payment of the exercise price, that number of common shares of the Company having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of the Company unless the board of directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares. Unless extended, the Plan will expire on the date of the annual meeting of the Company in 2006, subject to earlier termination in certain circumstances. The board of directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

15	Financial instruments

Financial instruments included in the consolidated balance sheets consist of cash and cash equivalents, accounts receivable, unbilled receivables, accounts payable and accrued liabilities, and long-term debt.

a)	Fair values of financial assets and liabilities

The fair values of accounts receivable, unbilled receivables, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. As at April 30, 2003, there is no significant difference between the carrying value and the fair value of long-term debt. The Company is not a party to any significant derivative instruments.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

b)	Credit risk

The Company is subject to credit risk for billed and unbilled receivables and cash and cash equivalents. Receivables are from customers in many diverse industries and are subject to normal industry credit risks. The Company places its temporary excess cash in high-quality, short-term financial instruments issued or guaranteed by major financial institutions in the countries in which it operates or in similar low-risk instruments.

c)	Interest rate risk

The Company is subject to interest rate risk on its floating rate long-term debt. The annual increase or decrease in interest expense for each one percentage change in interest rates on the floating rate debt as at April 30, 2003, is $36 (2002 — $54).

d)	Foreign exchange risk

The Company is subject to foreign exchange risk because most of its business is transacted in currencies other than Canadian dollars. Accordingly, most of its financial instruments are denominated in foreign currencies. The amount of the net risk fluctuates in the normal course of business, as transactions in various jurisdictions are concluded.

16	Weighted average number of common shares outstanding

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings (loss) (EPS) per share calculations:

	Years ended April 30,

	2003	2002	2001
	(’000s)	(’000s)	(’000s)
Basic weighted average number of shares outstanding	80,152	73,130	62,068
Stock options and warrants	1,543	2,654	122

Diluted weighted average number of shares outstanding	81,695	75,784	62,190

The diluted net loss per share for the year ended April 30, 2001 was the same as the basic net loss per share, since the dilutive effect of stock options was not included in the calculation, otherwise the effect would be anti-dilutive. Accordingly, the diluted EPS for fiscal 2001 was calculated using 62,068 shares.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

17	Segmented information

The Company reports segmented information according to SFAS No. 131, “Segment Disclosures.” This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, hospitality, and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

Accounting policies for the operating segments are the same as those described in note 2. There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

	Year ended April 30, 2003

	EAS	ISA	Total
	$	$	$
Revenues
Software	62,132	13,570	75,702
Support and services	379,321	121,376	500,697
Hardware	38,060	9,208	47,268

Total revenues	479,513	144,154	623,667
Segment contribution	107,357	11,227	118,584
Segment assets	72,505	21,220	93,725

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

	Year ended April 30, 2002

	EAS	ISA	Total
	$	$	$
Revenues
Software	62,758	20,960	83,718
Support and services	428,468	152,392	580,860
Hardware	40,104	11,852	51,956

Total revenues	531,330	185,204	716,534
Segment contribution	105,667	14,063	119,730
Segment assets	75,260	18,221	93,481

	Year ended April 30, 2001

	EAS	ISA	Total
	$	$	$
Revenues
Software	65,145	26,247	91,392
Support and services	480,374	190,203	670,577
Hardware	51,120	23,282	74,402

Total revenues	596,639	239,732	836,371
Segment contribution	88,559	(2,952)	85,607
Segment assets	68,903	50,509	119,412

Reconciliation of segment contribution to income from operations before income taxes

	Year ended April 30,

	2003	2002	2001
	$	$	$
Segment contribution	118,584	119,730	85,607
Investment tax credits	—	1,400	1,350
Corporate expenses — net of recharges	(8,939)	(5,441)	(17,431)
Amortization of goodwill	—	—	(58,129)
Amortization of intangible assets	(1,633)	(1,738)	(61,752)
Interest income (expense), net	1,297	(1,621)	(12,644)
Foreign exchange	(4,156)	648	(6,075)
Gain on disposal of business	—	5,073	97,300
Net restructuring and other unusual items (note 18)	(5,164)	(45,861)	(295,943)
Goodwill impairment	(12,556)	—	—

Income (loss) from operations before income taxes	87,433	72,190	(267,717)

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Reconciliation of segment assets to total Company assets

	April 30,

	2003	2002
	$	$
Segment assets	93,725	93,481
Goodwill	104,667	97,324
Intangible assets	16,013	424
Property, plant and equipment	36,768	47,679
Future income taxes	56,259	78,581
Cash and cash equivalents	128,755	115,449
Restricted cash and cash equivalents	3,433	5,220
Other unallocated assets	12,432	10,230

Total assets	452,052	448,388

Geographical information

	2003		2002

		Property,		Property,
		plant and		plant and
		equipment,		equipment,
		intangible		intangible
		assets, and		assets, and
	Revenue	goodwill	Revenue	goodwill
	$	$	$	$
Canada	19,418	10,304	25,464	29,246
U.S.A.	306,466	118,507	380,008	89,310
United Kingdom	105,034	6,923	105,774	9,772
France	83,127	9,633	83,652	3,451
Australia	27,111	1,665	32,844	2,625
All other	82,511	10,416	88,792	11,023

	623,667	157,448	716,534	145,427

Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software and the provision of related support and consulting services.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

18	Net restructuring and other unusual items

In fiscal 2003, the Company recorded $5,164 of net restructuring and other unusual items, which is composed of gross charges of $11,251, net of credits of $6,087, as discussed below:

•	A charge of $2,807 for severance relating to the restructuring of the Company’s business in North America. This charge relates to 162 employees terminated in the fourth quarter. These employees are primarily from the support and services, development and sales and marketing areas. As at April 30, 2003, $764 of this amount had been paid to 77 employees, leaving a balance of $2,043 related to 85 employees, to be paid over the next fiscal year. Further severance charges of approximately $1,000 are expected to be incurred in fiscal 2004 related to additional actions under this restructuring.

•	A net release of $471 relating to the fiscal 2002 restructuring charge. This release comprises a net reduction in severance accruals of $1,490 as a result of changes to the restructuring plan and attrition of employees prior to their planned termination, a reduction in premises rationalization of $2,447 for changes to the restructuring plan, offset by an increase in premises rationalization accruals of $3,466 for changes in estimated recoveries, and settlements related to actions in the fiscal 2002 restructuring. The original fiscal 2002 restructuring charge included severance of $16,758 related to 643 employees, primarily from the support and services and general and administrative areas. As at April 30, 2003, $13,037 of this amount had been paid to 552 employees, leaving a balance of $2,231 to be paid over the next fiscal year related to 69 employees. Of the premises rationalization charge, $5,613 was paid by April 30, 2003, and the balance of $9,683 will be recognized from May 1, 2003, through the end of contractual lease obligations.

•	A charge of $4,978 for legal claims.

•	A credit of $2,150 primarily for the elimination of deferred revenue from a fiscal 2000 acquisition based on revised estimates of the acquired obligations. In addition to the adjustments affecting income, acquisition-related accruals were reduced by $1,081 with a corresponding reduction of goodwill of the related acquisition based on management’s determination that such accruals were no longer needed for their originally intended purpose.

In fiscal 2002, the Company recorded $45,861 of net restructuring and other unusual items which is comprised of the following:

•	A charge of $34,814 for severance, premises rationalization, and other costs related to restructuring of the Company’s business worldwide was recorded. This charge includes $16,758 for severance costs related to 643 employees terminated in the fourth quarter and planned to be terminated over the course of the next fiscal year. These employees are primarily from the support and services, and general and administrative areas. As at April 30, 2002, $1,588 of this amount had been paid to 100 employees leaving a balance of $15,170 related to 543 employees, to be incurred over the next fiscal year. Of the $17,743 recorded for premises rationalization, $1,015 was paid by April 30, 2002.

•	During the year, the Company reversed a total of $10,878 of accrued liabilities and other excess provisions relating to prior year’s acquisition-related accruals. The decision was based on management’s determination that such provisions were no longer needed for their originally intended purpose. Of the total reversal, $6,911 related to accrual estimates on certain 2000 acquisitions for which the majority of

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

goodwill and intangible assets were written down in 2001, and therefore the reversal was recorded as a credit to income. The remaining balance of $3,967, which also represents acquisition accruals, was written off as an adjustment to goodwill related to that specific acquisition.

•	Asset writedown totalling $5,065.

•	A net charge of $5,321 for the settlement of legal claims primarily related to the acquisition of JBA.

•	A net charge of $4,647 for strategic planning costs.

•	A charge of $2,925 for unamortized financing cost of a credit facility that was terminated in March 2002.

In fiscal 2001, the Company recorded $295,943 of net unusual items in respect of the following:

•	A writedown of $171,317 of goodwill and $81,514 of intangible assets.

•	During 2001, the Company took steps to improve future profitability through a comprehensive restructuring program, resulting in a $31,737 provision. Staff reductions, achieved through a combination of layoffs and attrition accounted for $21,337, infrastructure cutbacks that included premises rationalization amounted to $6,598, a writedown of property, plant and equipment amounted to $3,634 and $168 was recorded for other cost reduction measures. On an ongoing basis during the year, businesses were sized to improve operating profits and cash flows.

•	A $11,375 provision for the settlement of legal claims, the majority of which relate to contract disputes primarily related to the acquisition of JBA.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Activity related to the Company’s restructuring plans, integration actions, and Y2K transition costs, including provisions recorded prior to fiscal 2001, were as follows:

			Premises
	Legal matters	Y2K transition	restructuring	Workforce reductions	Other	Total
	$	$	$	$	$	$
April 30, 2000 provision balance	1,046	231	9,389	4,946	667	16,279
Fiscal 2001 provision additions	11,375	—	6,598	22,243	2,809	43,025
Fiscal 2001 costs charged against provisions	(1,980)	(231)	(5,582)	(21,599)	(2,706)	(32,098)

April 30, 2001 provision balance	10,441	—	10,405	5,590	770	27,206
Fiscal 2002 provision additions	8,003	—	17,743	17,036	—	42,782
Fiscal 2002 costs charged against provisions	(8,638)	—	(5,734)	(6,196)	(770)	(21,338)

April 30, 2002 provision balance	9,806	—	22,414	16,430	—	48,650
Fiscal 2003 provision additions	4,978	—	12,307	8,345	—	25,630
Fiscal 2003 costs charged against provisions	(9,092)	—	(6,957)	(15,222)	—	(31,271)
Fiscal 2003 provision release	(181)	—	(2,447)	(1,490)	—	(4,118)

April 30, 2003 provision balance	5,511	—	25,317	8,063	—	38,891

Fiscal 2003 provision additions include $8,585 for premises restructuring related to the Extensity acquisition. As at April 30, 2003, $141 had been charged against this provision, and the remaining $8,444 will be recognized through to the end of the contractual lease obligation of the premises. Fiscal 2003 provision additions also include $1,568 for workforce reductions related to 32 employees of Extensity in the general and administrative, support and services, and sales and marketing areas. As at April 30, 2003, $808 had been paid to 30 employees, leaving a balance of $760 to be paid over the next fiscal year.

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

19	Income taxes

The provision for (recovery of) income taxes reflects an effective income tax rate that differs from the combined basic Canadian federal and provincial income tax rate for the reasons in the table below.

	2003	2002	2001
	$	$	$
Combined basic Canadian federal and provincial income tax rate	38.0%	40.6%	43.1%

Provision for (recovery of) income taxes based on above rate	33,225	29,309	(115,386)
Increase (decrease) resulting from
Non-deductible amortization arising from acquisitions	620	545	20,306
Writedown of goodwill	4,771	—	74,984
Foreign tax rate differences	(1,729)	7,517	(4,710)
Change to valuation allowance	2,482	(9,351)	15,838
Benefit of previously unrecognized losses and timing differences realized	(8,353)	—	—
Non-taxable gain in disposition of business	—	—	(28,785)
Other	2,332	2,106	4,828

Provision for (recovery of) income taxes per consolidated statements of operations	33,348	30,126	(32,925)

Total amount of income taxes paid in excess of recoveries is $8,949 (2002 - $10,916; 2001 — recoveries of $594).

Income tax expense (recovery)

	2003	2002	2001
	$	$	$
Current income tax expense	7,700	20,171	17,522

Change in temporary differences	8,105	11,053	(71,604)
Recognition of loss carry-forwards	15,061	8,253	5,319
Change to valuation allowance	2,482	(9,351)	15,838

Future income tax expense (recovery)	25,648	9,955	(50,447)

	33,348	30,126	(32,925)

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

The following table shows the income tax effects of temporary differences that gave rise to future income tax assets as at April 30, 2003, 2002 and 2001.

	2003	2002	2001
	$	$	$
Provisions and other	21,944	16,779	22,331
Deferred revenue	3,368	6,203	11,131
Valuation allowance	(2,035)	(2,474)	(320)

Future income taxes — current	23,277	20,508	33,142

Property, plant and equipment	31,297	33,308	31,955
Non-capital loss carry-forwards	67,524	78,846	86,985
Capital loss carry-forwards	3,707	2,034	181
Intangible assets	(6,339)	—	—
Valuation allowance	(63,207)	(56,115)	(66,072)

Future income taxes — non-current	32,982	58,073	53,049

Total future income taxes	56,259	78,581	86,191

Income (loss) from operations before income taxes by location

	Years ended April 30,

	2003	2002	2001
	$	$	$
Domestic (Canada)	(12,005)	26,030	(19,383)
Foreign	99,438	46,160	(248,334)

Total	87,433	72,190	(267,717)

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

Income tax expense (recovery)

	Years ended April 30,

	2003	2002	2001
	$	$	$
Current income tax expense (recovery)
Domestic (Canada)	3,069	7,106	18,244
Foreign	4,631	13,065	(722)

Total	7,700	20,171	17,522

Future income tax expense (recovery)
Domestic (Canada)	(803)	(750)	(4,249)
Foreign	26,451	10,705	(46,198)

Total	25,648	9,955	(50,447)

Total income tax expense (recovery)	33,348	30,126	(32,925)

Substantially all of the Company’s activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and operating results of each subsidiary and the parent Company.

The Company has non-capital losses of approximately $191,958 (2002 — $235,700; 2001 — $207,600), which are available for carry-forward against taxable income in future years and which expire as shown in the table below. Certain non-capital losses may be subject to restrictions on their availability.

The Company has capital losses of approximately $188,260 (2002 — $182,000; 2001 — $9,100), which are available for carry-forward against taxable capital gains in future years and which expire as shown in the table below.

	Capital
	losses	Non-capital losses
	$	$
2004	—	—
2005	—	—
2006	—	973
2007	—	—
2008 - 2022	—	50,989
Losses without expiry date	188,260	139,996

	188,260	191,958

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management evaluates a variety of factors, including the Company’s earnings history, the number of years the Company’s non-capital losses can be carried forward, and projected future taxable income. As indicated in the table above, management has provided for a valuation allowance for a portion of the non-capital loss carry-forwards in certain jurisdictions where it is unlikely that the entities will generate sufficient taxable income in the carry-forward years to utilize the losses and for all of the capital losses. For the balance of future income tax assets, although realization is not assured, management believes it is more likely than not that the future income tax assets will be realized.

20	Related party transactions

An employee loan of $375 to acquire shares at April 30, 2003 and 2002 represents a loan due from a former officer of the Company. The loan is partially collateralized by 215,815 common shares of the Company, which had a market value of $1,176 as at April 30, 2003. The loan is repayable three years following termination of the officer’s employment, which occurred in October 2000, and bears interest at the prime rate from the date of termination of his employment. The carrying value of the loan was written down to the market value of the underlying shares of the Company in fiscal 2001, and an estimated settlement cost of $2,518 was recorded.

The Company acquired legal services from a law firm of which the Company’s Senior Vice President, Mergers and Acquisitions and Corporate Secretary is a partner, in the amount of $2,070 in fiscal 2003 (2002 — $1,686; 2001 — $24).

21	Acquisitions

During the year ended April 30, 2003, the total net cash purchase price of the businesses acquired by the Company was $33,660, related to the businesses as described below. In fiscal 2003, the Company acquired the shares of Extensity and certain assets of EBC Informatique. Acquisitions were accounted for by the purchase method, with the results of operations of each business included in the consolidated financial statements from the respective dates of acquisition.

Effective August 5, 2002, the Company acquired certain assets of EBC Informatique, a French hardware and software solutions provider. These assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The cash purchase price was $3,763. The acquired net assets included, at fair value, $49 of property, plant and equipment; $3,709 of acquired intangible assets, all of which have a useful life of five years, including $2,953 of customer agreements, $662 of acquired software; $94 of trademarks; $319 of current liabilities; $878 of net future income tax liabilities; and $1,276 of other liabilities. The difference between the purchase price and the net fair value of all identified assets and liabilities acquired was $2,478 and is accounted for as goodwill.

On March 6, 2003, the Company acquired 100% of the common shares of Extensity, a provider of solutions to automate employee-based financial systems, headquartered in California. The purchase price was $74,032, consisting of $63,876 of cash, 932,736 of common shares with a value of $3,852 less issuance costs of $3,852, $240 of fair value of the assumed outstanding stock options of Extensity, and $6,064 of transaction costs. The acquired net assets included, at fair value, $43,895 of cash; $5,852 of other current assets; $1,884 of property, plant and equipment; $13,680 of acquired intangible assets, which have a weighted-average useful life of

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

approximately four years, including $11,327 of acquired software (four year weighted average useful life); $1,324 of customer agreements (three year weighted average useful life); $1,029 of trademark (four year weighted average useful life); $18,698 of current liabilities; and $4,529 of other liabilities. The Company recorded $7,591 of future income tax assets as a component of the transaction. The difference between the purchase price and the net fair value of all identifiable assets and liabilities acquired was $24,357 and is accounted for as goodwill. Goodwill is not assigned to an operating segment and is not deductible for income tax purposes.

The following table presents pro forma financial information as though the acquisition of Extensity had occurred as at May 1, 2001.

	Year ended April 30,

	2003	2002
	$	$
	(Unaudited)	(Unaudited)
Revenue	649,951	766,441
Net income for the year	37,089	17,031
Earnings per share
Basic	0.46	0.23
Diluted	0.45	0.22

There were no acquisitions during the year ended April 30, 2002.

During the year ended April 30, 2001, the total purchase price of the businesses acquired by the Company was $45,009, the majority of which related to the businesses shown in the table below. The Company acquired the business assets of Management Data GmbH of Vienna, Austria, together with all of the issued and outstanding shares of 13 worldwide subsidiaries of Management Data GmbH. It also acquired certain of the assets of Praxa Limited’s local government software business in Australia and New Zealand. Acquisitions were accounted for by the purchase method with the results of operations of each business included in the consolidated financial statements from the respective dates of acquisition.

The total purchase price of Management Data GmbH of Vienna, Austria was $42,270. The assets were held as a temporary investment before they were sold as part of the sale of the Smartstream Reconciliation Systems business on July 13, 2000 (note 22).

The total purchase price of the Praxa Limited local government software business was $2,060. The acquired businesses included, at fair value, $961 of current assets; $63 of property, plant and equipment; $3,046 of acquired software; and $2,308 of current liabilities. The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $298 and was accounted for as goodwill.

Acquisition	Effective date
Management Data GmbH of Vienna, Austria	May 1, 2000
Assets of Praxa Limited	June 30, 2000

Geac Computer Corporation Limited
Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except share and per share data and as otherwise noted)

22	Divestiture of operations

There was no divestiture of operations in fiscal 2003.

The total sales proceeds from divestitures in fiscal 2002 were $1,626, the majority of which related to the sale of the publishing systems business in August 2001 for $1,500. The sale excluded real estate assets. The net liabilities disposed of in the sale included accrued divestiture costs and amounted to $3,573. The transaction resulted in a gain of $5,073, which was recorded on the consolidated statements of operations.

On March 31, 2001, the Company completed the sale of its hotel software operations for $1,577. The net assets disposed of included accrued divestiture costs and working capital adjustments and amounted to $228. The transaction resulted in a gain of $1,349.

On July 13, 2000, the Smartstream Reconciliation Systems business was sold for cash proceeds of $159,224. This included the assets and shares acquired as part of the Management Data GmbH businesses (note 21). The transactions resulted in a gain of $95,951.

23	Subsequent event

On June 23, 2003, the Company announced that it had entered into a definitive merger agreement to acquire Comshare, Incorporated (Comshare), a provider of corporate performance management software, based in Michigan, for US$52 million in cash, by way of a cash tender offer, to be followed by a cash merger. Under the terms of the definitive agreement, Comshare shareholders would receive US$4.60 in cash for each share of Comshare common stock held. The acquisition was completed in August 2003.

SIGNATURES

Geac hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Geac Computer Corporation Limited

Dated: October 31, 2003	By: /s/ Charles S. Jones
Charles Jones President and Chief Executive Officer

EXHIBIT INDEX

Exhibits attached to this Form 20-F are as follows:

Exhibit	Description

1.1	Restated Certificate and Articles of Incorporation of Geac, incorporated herein by reference to Exhibit 3.1 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

1.2	Bylaws of Geac, incorporated herein by reference to Exhibit 3.2 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

2.1	Amended and Restated Geac Shareholder Protection Rights Agreement, incorporated herein by reference to Exhibit 4.5 of Geac’s Registration Statement on Form S-8 (file no. 333-109670), filed with the Securities and Exchange Commission on October 14, 2003.

4.1	Amended and Restated Agreement and Plan of Merger by and among Geac Computer Corporation Limited, Geac Computers, Inc., Cage Acquisition Corp. and Extensity, Inc., incorporated herein by reference to Annex A of Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.2	Agreement and Plan of Merger dated June 22, 2003 among Comshare, Incorporated, Geac Computer Corporation Limited and Conductor Acquisition Corp., incorporated herein by reference to Exhibit 99(d)(3) of Geac’s Schedule TO filed with the Securities and Exchange Commission on July 1, 2003.

4.3	First Amendment to Agreement and Plan of Merger, dated as of August 13, 2003, by and among Comshare, Incorporated, Geac Computer Corporation Limited and Conductor Acquisition Corp., incorporated herein by reference to Exhibit 99(d)(8) of Geac’s Schedule TO/A filed with the Securities and Exchange Commission on August 14, 2003.

4.4	Loan, Guaranty and Security Agreement dated September 9, 2003 by and among Geac Computer Corporation Limited, certain of its subsidiaries, certain lenders named therein and Wells Fargo Foothill, Inc.

4.5	First Amendment Agreement dated September 30, 2003 by and among certain lenders, Wells Fargo Foothill Inc., Geac Computers, Inc. and certain of its affiliates.

4.6	Lease dated February 28, 1989 between Guarsel Partnership and Geac Canada Limited for property at 11 Allstate Parkway, Markham, Ontario, L3R 9T8, incorporated herein by reference to Exhibit 10.7 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.7	Lease Amending Agreement dated September 15, 1989 between Guarsel Partnership and Geac Canada Limited, incorporated herein by reference to Exhibit 10.8 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.8	Lease Amending Agreement dated November 1, 1990 between The Prudential Assurance Company Limited, Geac Canada Limited and Geac, incorporated herein by reference to Exhibit 10.9 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange

Exhibit	Description

Commission on February 6, 2003.

4.9	Letter Agreement Amending Lease dated April 14, 1993 between Prudential Paramet Real Estate Services Limited and Geac Canada Limited, incorporated herein by reference to Exhibit 10.10 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.10	Extension Agreement dated May 20, 1993 between the Prudential Assurance Company Limited and Geac Canada Limited, incorporated herein by reference to Exhibit 10.11 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.11	Letter Agreement dated August 17, 2001 between GWL Realty Advisors Inc., on behalf of the landlord, and Geac Canada Limited, incorporated herein by reference to Exhibit 10.12 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.12	Watergate Office Lease dated January 12, 1998, as amended, by and between Spieker Properties, L.P. and Extensity, Inc.

4.13	Employment Agreement dated December 4, 2001 between Geac and Charles S. Jones, incorporated herein by reference to Exhibit 10.13 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.14	Employment Agreement dated July 9, 2001 between Geac and Paul D. Birch, incorporated herein by reference to Exhibit 10.14 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.15	Employment Agreement dated July 9, 2001 between Geac and Paul D. Birch, incorporated herein by reference to Exhibit 10.15 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.16	Amendment to Employment Agreement dated July 10, 2001 between Geac and Paul D. Birch, incorporated herein by reference to Exhibit 10.16 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.17	Employment Agreement dated May 30, 2003 between Geac and Arthur Gitajn.

4.18	Employment Agreement dated October 25, 2002 between Geac Computers, Inc. and Jim McDevitt, incorporated herein by reference to Exhibit 10.19 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.19	Employment Agreement dated November 25, 2002 between Geac, Geac Computers, Inc. and Timothy Wright, incorporated herein by reference to Exhibit 10.20 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.20	Option and Change in Control Agreement dated September 6, 2000 between Geac and Bertrand Sciard, incorporated herein by reference to Exhibit 10.21 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.21	Employment Contract dated January 1, 2000 between Geac and Bertrand Sciard, incorporated herein by reference to Exhibit 10.22 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.22	Employment Agreement dated February 19, 2002 between Geac and John L. Sherry, III, incorporated herein by reference to Exhibit 10.23 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.23	Option and change in control agreement dated September 29, 2000 between Geac and Hema Anganu, incorporated herein by reference to Exhibit 10.24 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.24	Employment Agreement dated June 20, 2002 between Geac, Geac Enterprise Solutions, Inc. and James M. Travers, incorporated herein by reference to Exhibit 10.25 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.25	Employment Agreement dated July 2, 2003 between Geac and Donna de Winter.

4.26	Employment Agreement dated July 11, 2003 between Geac, Geac Computers, Inc. and Jeffrey Snider.

4.27	Geac Stock Option Plan V, incorporated herein by reference to Exhibit 10.3 to Geac’s Registration Statement on Form F-4 (file no. 333-103019), filed with the Securities and Exchange Commission on February 6, 2003.

4.28	Geac Stock Option Plan VI, as amended, incorporated herein by reference to Exhibit 4.3 to Geac’s Registration Statement on Form S-8 (file no. 333-109670), filed with the Securities and Exchange Commission on October 14, 2003.

4.29	2003 Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 4.4 to Geac’s Registration Statement on Form S-8 (file no. 333-109670), filed with the Securities and Exchange Commission on October 14, 2003.

8.1	List of subsidiaries of Geac.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Geac’s Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Geac’s Chief Financial Officer.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Geac’s Chief Executive Officer and Chief Financial Officer.