Form 40-F
period 2004-04-30
GEAC COMPUTER CORP LTD
filed 2004-08-19
CIK 1145047

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2004

Commission File Number: 0-50568

GEAC COMPUTER CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

N/A
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

11 Allstate Parkway, Suite 300,
Markham, Ontario, Canada L3R 9T8, (905) 475-0525

(Address and telephone number of Registrant's principal executive offices)

Jeffrey M. Snider, c/o Geac Enterprise Solutions, Inc.,
120 Turnpike Road, 2nd Floor,
Southborough, MA 01772-2104,
(508) 871-5000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class: N/A	Name of each exchange on which registered: N/A

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value per share
(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A
(Title of Class)

        For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 85,174,785 as of April 30, 2004

        Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. Yes ☐    No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

DOCUMENTS PROVIDED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B(3) of Form 40-F, the Registrant hereby files Exhibit 1, Exhibit 2 and Exhibit 3, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction B(9) of Form 40-F, the Registrant hereby files Exhibit 4, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D(9) of Form 40-F, the Registrant hereby files Exhibit 5, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction B(6)(a)(1) of Form 40-F, the Registrant hereby files Exhibits 6 and 7, as set forth in the Exhibit Index attached hereto. In accordance with the requirements of General Instruction B(6)(a)(2) of Form 40-F, the Registrant hereby furnishes Exhibit 8, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

        The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Risks and Uncertainties" included in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended April 30, 2004 filed as Exhibit 2 to this annual report on Form 40-F, which section is incorporated herein by reference.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        The Registrant, with the participation of its management, including its chief executive officer and chief financial officer, evaluated the effectiveness of the Registrant's disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon such evaluation, the Registrant's chief executive officer and chief financial officer have concluded that the Registrant's disclosure controls and procedures, as of the end of the period covered by this report, were effective in ensuring that material information relating to the Registrant (including its consolidated subsidiaries) required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission"), including ensuring that such material information is accumulated and communicated to the Registrant's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

        The effectiveness of disclosure controls and procedures is subject to various inherent limitations, including, without limitation, cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls and fraud. Due to such inherent limitations, there can be no assurance that any disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Internal Control Over Financial Reporting

        During the period covered by this report, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

        None.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Robert L. Sillcox is an "audit committee financial expert" (as defined General Instruction B(8)(b) to Form 40-F). Mr. Sillcox is independent within the meaning of the independence standards of the Nasdaq Stock Market, Inc. ("Nasdaq").

CODE OF ETHICS

        The Registrant has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to its principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. A copy of the Code of Ethics is attached as an exhibit to this annual report on Form 40-F and is posted on the Registrant's corporate website at www.geac.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

        The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP ("PwC"), the Registrant's principal accountant, are as follows (in thousands of U.S. dollars):

	Fiscal Year Ended April 30, 2004	Fiscal Year Ended April 30, 2003
Audit Fees(1)	$2,455	$3,058
Audit-Related Fees(2)	—	$144
Tax Fees(3)	$817	$1,063
All Other Fees(4)	$—	$—

(1)
"Audit Fees" consist of fees billed by PwC for professional services rendered for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)
"Audit-Related Fees" consist of fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as "Audit Fees". These services included due diligence reviews in connection with acquisitions, research of accounting and audit-related issues, miscellaneous assurance services, Sarbanes-Oxley advisory services, internal control reviews and audits of the Registrant's various employee benefit plans.

(3)
"Tax Fees" consist of fees billed by PwC for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns, assistance regarding income, capital, VAT, excise and sales tax audits and expatriate tax services.

(4)
"All Other Fees" consist of fees billed by PwC for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

        No fees were paid to PwC in either the fiscal year ended April 30, 2004 or April 30, 2003 under a de minimus exception to the requirement that the Registrant's audit committee pre-approve the provision of certain audit-related, tax and other services by its independent auditors.

Pre-Approval Policies and Procedures

        The Registrant's audit committee is responsible for overseeing the work of its independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by its independent auditors. The audit committee's policy is to pre-approve all audit, audit related, tax and other non-audit services that may be provided by the Registrant's independent auditors. The policy identifies the principles that must be considered by the audit committee in approving these services to ensure that the independence of its outside auditors is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant does not enter into off-balance sheet financing arrangements as a general practice. As of April 30, 2004 and 2003, the only commitments held by the Registrant that are not reflected in its balance sheets are commitments for operating leases. The Registrant's commitments with respect to its operating leases are disclosed in note 14 to its FY 2004 consolidated financial statements, which are filed as Exhibit 3 to this annual report on Form 40-F. Commitments include operating leases for office equipment and premises, letters of credit, bank guarantees, and performance bonds that are routinely issued on behalf of the registrant by financial institutions, primarily in connection with premises leases and contracts with public sector customers.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table presents, as of April 30, 2004, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below (in millions of U.S. dollars):

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$43,109	$17,400	$16,375	$4,323	$5,011
Capital (Finance) lease obligations	$5,885	$603	$1,206	$1,206	$2,870
Future benefit payments	$3,685	$598	$1,213	$1,239	$635
Long-term debt obligations	$4,941	$391	$818	$955	$2,777
Total obligations	$57,620	$18,992	$19,612	$7,723	$11,293

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mr. Robert L. Sillcox (Chair), Mr. Thomas I.A. Allen, Q.C., Mr. C. Kent Jesperson, Mr. Pierre MacDonald and Mr. William G. Nelson.

NASDAQ STOCK MARKET CORPORATE GOVERNANCE DISCLOSURES

        Nasdaq rules require any foreign issuer that has received an exemption from any qualitative listing requirement to disclose in its annual reports filed with the Commission such exemption and to describe the home country practice, if any, followed by the issuer in lieu of such requirement. The Registrant has been granted an exemption from the minimum quorum requirement for meetings of the holders of its Common Shares. In lieu of complying with the Nasdaq minimum quorum requirement, the Registrant adheres to the accepted practice in Canada, the Registrant's home country, that 20% of the outstanding shares of the Registrant's voting capital stock constitute a quorum at shareholder meetings. From time to time, the Registrant may apply to Nasdaq for additional exemptions from the qualitative listing requirements, and the Registrant shall disclose in its annual reports filed with the Commission any granted exemptions of which the Registrant avails itself.

UNDERTAKING AND CONSENT TO SERVICE PROCESS

Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

        The Registrant is filing a Form F-X with the Commission concurrent with the filing of this annual report on Form 40-F.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GEAC COMPUTER CORPORATION LIMITED
By:	/s/ CHARLES S. JONES
Name:	Charles S. Jones
Title:	President and Chief Executive Officer
Date: August 19, 2004

EXHIBIT INDEX

Exhibit Number	Description
1.	Renewal Annual Information Form for the fiscal year ended April 30, 2004.
2.	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended April 30, 2004.
3.	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2004 (including a reconciliation to US GAAP at Note 23).
4.	Code of Business Conduct and Ethics.
5.	Consent of PricewaterhouseCoopers LLP.
6.	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
7.	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
8.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

SIGNATURES
EXHIBIT INDEX