Form 40-F
period 2005-04-30
GEAC COMPUTER CORP LTD
filed 2005-07-27
CIK 1145047

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2005	Commission File Number: 0-50568

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 86,377,012 as of April 30, 2005

        Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐    No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Exhibit Index on Page 7

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

FORWARD-LOOKING STATEMENTS

        The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Risks and Uncertainties" included in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended April 30, 2005 filed as Exhibit 2 to this annual report on Form 40-F, which section is incorporated herein by reference.

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

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

        None.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that each of William G. Nelson and Robert L. Sillcox is an "audit committee financial expert" (as defined General Instruction B(8)(b) to Form 40-F). Mr. Nelson and Mr. Sillcox are each independent within the meaning of the independence standards of the Nasdaq Stock Market, Inc. ("Nasdaq").

CODE OF ETHICS

        The Registrant has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all employees, including its principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. A copy of the Code of Ethics is attached as an exhibit to this annual report on Form 40-F and is posted on the Registrant's corporate website at www.geac.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

        The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP ("PwC"), the Registrant's principal accountant, are as follows (in thousands of U.S. dollars):

	Fiscal Year Ended April 30, 2005	Fiscal Year Ended April 30, 2004
Audit Fees(1)	$2,543	$2,455
Audit-Related Fees(2)	$88	$—
Tax Fees(3)	$597	$817
All Other Fees(4)	$—	$—

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

        No fees were paid to PwC in either the fiscal year ended April 30, 2005 or April 30, 2004 under a de minimus exception to the requirement that the Registrant's audit committee pre-approve the provision of certain audit-related, tax and other services by its independent auditors.

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

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant does not enter into off-balance sheet financing arrangements as a general practice. As of April 30, 2005 and 2004, the only commitments held by the Registrant that are not reflected in its balance sheets are commitments for operating leases, uncollateralized guaranties and uncollateralized letters of credit. The Registrant's commitments with respect to its operating leases are disclosed in note 16 to its FY 2005 audited consolidated financial statements, which are filed as Exhibit 3 to this annual report on Form 40-F. Commitments include operating leases for office equipment and premises, letters of credit, bank guarantees, and performance bonds that are routinely issued on behalf of the registrant by financial institutions, primarily in connection with premises leases and contracts with public sector customers.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table presents, as of April 30, 2005, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below (in thousands of U.S. dollars):

		Payments due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating lease obligations	$48,584	$15,100	$17,165	$8,611	$7,708
Capital lease obligation	$5,054	$424	$953	$1,113	$2,564
Employee future benefit payments	$50,632	$637	$1,354	$1,568	$47,073
Total obligations	$104,270	$16,161	$19,472	$11,292	$57,345

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

NASDAQ STOCK MARKET CORPORATE GOVERNANCE DISCLOSURES

        Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Commission that it does not follow such listing requirement and to describe the home country practice, if any, followed by the issuer in lieu of such requirement. The Registrant has been granted an exemption from the minimum quorum requirement for meetings of the holders of its Common Shares. In lieu of complying with the Nasdaq minimum quorum requirement, the Registrant adheres to the accepted practice in Canada, the Registrant's home country, that 20% of the outstanding shares of the Registrant's voting capital stock constitute a quorum at shareholder meetings. Additionally, the Registrant was granted an exemption from the requirement to obtain shareholder approval prior to the issuance of designated securities in connection with the adoption of its trustee-assisted Restricted Share Unit Plan. In lieu of adhering with the Nasdaq requirement to obtain shareholder approval, the Registrant adhered to the accepted practice in Canada that public corporations not seek shareholder approval for such a plan.

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

Consent to Service of Process

        The Registrant has previously filed a Form F-X with the Commission in connection with its Common Shares.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GEAC COMPUTER CORPORATION LIMITED
By:	/s/ JONATHAN D. SALON Name: Jonathan D. Salon Title: Vice President and Deputy General Counsel
Date: July 27, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	Renewal Annual Information Form for the fiscal year ended April 30, 2005.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended April 30, 2005.
99.3	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2005 (including a reconciliation to US GAAP at Note 25).
99.4	Code of Business Conduct and Ethics.
99.5	Consent of PricewaterhouseCoopers LLP.
99.6	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.7	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

DOCUMENTS PROVIDED PURSUANT TO GENERAL INSTRUCTIONS
FORWARD-LOOKING STATEMENTS
CONTROLS AND PROCEDURES
NOTICES PURSUANT TO RULE 104 OF REGULATION BTR
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
NASDAQ STOCK MARKET CORPORATE GOVERNANCE DISCLOSURES
UNDERTAKING AND CONSENT TO SERVICE PROCESS
SIGNATURES
EXHIBIT INDEX